Form 10-K405, Exhibit 13
period 1994-12-31
PORTEC INC
filed 1995-03-28
CIK 79570

CORPORATE PROFILE

Portec is a leading manufacturer of quality engineered products for the construction, materials handling and railroad industries. Founded in 1906, Portec completed a successful restructuring in the late 1980's. Since 1990, the focus has been on achieving above average growth in sales and earnings through new product development, acquisitions of related businesses, continuous cost reduction and international market development. Financial performance in 1994 showed significant gains over 1993, continuing a steady trend over the last several years. Headquartered near Chicago, Illinois, Portec's shares are traded on the New York and Chicago stock exchanges under the symbol POR.

Principal product groups are:

                                            MAJOR PRODUCTS                         APPLICATIONS
CONSTRUCTION EQUIPMENT
(Pie Chart Depicting 40% of Sales)

                                      o Aggregate Equipment      o              Produce and recycle crushed stone, sand and
                                                                                gravel-the primary components of asphalt and
                                                                                concrete.

                                      o Environmental Equipment  o              Treat contaminated soils and sludges. Process and
                                                                                recycle green yard waste, waste wood and
                                                                                demolition debris, reducing landfill requirements.


MATERIALS HANDLING
(Pie Chart Depicting 18% of Sales)
                                      o Specialty Belt Conveyors o              Automated handling of baggage, packages, food and
                                                                                pharmaceutical products, newspaper, etc. to lower
                                                                                material handling cost.

                                      o Recycling Conveyors and  o              Separate glass, plastics and metals from municipal
                                        Systems                                 solid waste for recycling, also reducing landfill
                                                                                requirements.

RAILROAD PRODUCTS
(Pie Chart Depicting 42% of Sales)

                                      o Track Components         o              Fasten rails to rails and rails to ties in
                                                                                railroad and mass transit track systems worldwide.

                                      o Railcar Components       o              Secure loads to railcars, including intermodal
                                                                                container cars, lumber cars and automobile rack
                                                                                cars.

                                      o Jacking Systems          o              Lift locomotives and railcars for maintenance and
                                                                                service.

CONTENTS













                                                 PORTEC, Inc. 1994 Annual Report

Letter to Stockholders and Employees                                           2
Construction Equipment Segment  . . .                                          4
Materials Handling Segment  . . . . .                                          6
Railroad Products Segment   . . . . .                                          8
Business Segments   . . . . . . . . .                                         10
Geographic Areas  . . . . . . . . . .                                         11
Management's Discussion and Analysis                                          12
Consolidated Statements of Income   .                                         17
Consolidated Balance Sheets   . . . .                                         18
Consolidated Statements of Cash Flows                                         19
Notes to Consolidated Financial Statements  .                                 20
Report of Independent Accountants   .                                         33
Corporate Information   . . . . . . .                                         34
Stockholders' Information   . . . . .                                         36


FIVE-YEAR SUMMARY

    For Years Ended December 31


(Dollars in thousands)(1)                                1994         1993        1992         1991        1990
INCOME AND OPERATING DATA
Net sales                                               $ 96,474     $ 76,324    $ 68,638     $ 65,027    $ 80,551
Cost of products sold                                     65,681       51,387      46,232       45,262      55,301
Selling, general and administrative expense               21,718       18,309      13,854       16,052      19,101
Depreciation and amortization                              2,012        1,478       1,376        1,493       1,572
Other income, net                                          1,091          559         378        1,054       1,691
Interest expense                                             829          750       1,220        1,665       2,003
Income before income taxes and
  extraordinary credit                                     7,325        4,959       6,334        1,609       4,265
Income tax provision                                         500          263         821        1,064       2,152
Income before extraordinary credit                         6,825        4,696       5,513          545       2,113
Extraordinary credit - tax loss carryforward                   -            -           -          262       1,368
Net income                                                 6,825        4,696       5,513          807       3,481

FINANCIAL DATA
Working capital                                         $ 12,797     $  8,554    $  7,924     $  4,543    $  3,143
Property, plant and equipment-net                         13,372       12,129       9,671       10,053      10,847
Total assets                                              57,522       42,478      38,045       38,707      40,595
Long-term debt                                             7,623        5,277       8,094       10,408      11,179
Stockholders' equity                                      24,959       17,744      12,309        7,912       6,778

PER SHARE OF COMMON STOCK(2)
Income before extraordinary credit                          1.49         1.05        1.37          .14         .54
Extraordinary credit - tax loss carryforward                   -            -           -          .06         .35
Net income                                                  1.49         1.05        1.37          .20         .89
Stockholders' equity-end of year                            5.83         4.19        3.03         1.97        1.73
Average shares outstanding                             4,572,468    4,464,877   4,034,571    3,994,365   3,912,269

Number of employees                                          779          619         518          499         612
Number of stockholders                                     1,335        1,412       1,473        1,527       1,613

(1)  Dollars in thousands except per share data, number of stockholders, average number of shares outstanding and number of employees.
(2)  Adjusted retroactively for 10% stock dividends paid in December 1992, 1993 and 1994.

(Bar Graph Depicting Last Five Years of Net Sales as itemized in above table.)
(Bar Graph Depicting Last Five Years of Net Income as itemized in above table, except for nonrecurring gain in 1992 of 3.3 million.)





(Bar Graph Depicting Last Five Years of Net Worth as itemized in above table.)



TO OUR STOCKHOLDERS AND EMPLOYEES:

Portec had another excellent year in 1994, with significant increases in sales, earnings and stockholders' equity. Our performance was helped by a generally strong economy, but, more importantly, the growth strategy which we have described and pursued during recent years is showing results.

SALES, EARNINGS AND NET WORTH UP
Sales in 1994 increased to $96.5 million from $76.3 million in 1993, a 26% year-to-year gain. During the year, we made two acquisitions and these accounted for approximately one-third of the $20.2 million volume increase. The remaining increase was generated by market growth, market share expansion and new product introductions.

Net income in 1994 was $6.8 million, our highest level since 1981. This represents an increase of 45% over 1993 net income of $4.7 million. The dramatic earnings improvement was a result of the significant volume gain and our on-going focus on continuous cost reduction and productivity improvement.

Stockholders' equity increased to $25.0 million. This represents a 41% increase over the year earlier level of $17.7 million and continues the favorable trend of recent years.

ALL SEGMENTS STRONG
Each of our three business segments achieved strong results in 1994. Construction Equipment, which represents 40% of our overall sales, saw sales volume increase by 30% over 1993. Major factors in the increase included a recovery in traditional aggregate equipment, continued expansion of soil and sludge remediation equipment, and the acquisition of Innovator Manufacturing, a supplier of green waste recycling equipment. Profits at Construction Equipment were up 134% on the higher volume and some improvement in price levels.

Our Materials Handling segment accounted for 18% of total 1994 sales and achieved a 37% volume increase over 1993. About half of the revenue gain was due to strong activity in our specialty conveyor business, with the remaining increase from solid waste recycling conveyors, including the acquisition of Count Recycling Systems. Operating profit in the Materials Handling segment increased by 45% as greater volume, and our ability to leverage fixed costs, more than offset somewhat lower margins in the recycling conveyor products.

Sales of Railroad Products comprised 42% of our 1994 revenue and increased by 20% from the 1993 level. The largest gain was registered at Portec (U.K.) Ltd., our United Kingdom operation, where sales more than doubled due to the acquisition of PVH Industries. Although the bulk of Portec U.K.'s business has historically been in railroad products, PVH's principal business is fabricated steel products. Strong sales gains were also recorded in our railroad load securement business which shipped a large order for hold-down devices on flatcars. Despite the volume increase, the Railroad segment profit was about the same as last year's strong performance. Earnings increases in securement products and U.S. track components were offset by weak market conditions in Canada and by a loss at PVH in the United Kingdom.

TWO SIGNIFICANT ACQUISITIONS
During 1994, we made two significant acquisitions. The first, in April, was of Count Recycling Systems, a leading supplier of sorting systems for solid waste recycling. Count's systems are sold to materials recycling facilities (MRF's) and allow the efficient separation of glass, plastic and metals for recycling,




                                                 PORTEC, Inc. 1994 Annual Report

while reducing the volume of waste which goes to a landfill. The Count acquisition greatly enhances our position and product offering in this fast growing market. Demand for these conveyors and systems was strong during the last half of 1994, prompting an expansion of our Materials Handling manufacturing plant in Canon City, Colorado. The 30,000 square foot addition should be in full operation by the third quarter of 1995.

In July, we acquired Innovator Manufacturing, a producer of grinding and screening equipment used to process green waste, waste wood and demolition debris. These products are used by municipalities and private waste haulers in composting and recycling operations which create useful end products, while again, reducing landfill requirements. Production of Innovator products has been transferred to our Construction Equipment manufacturing facility in Yankton, South Dakota, and the line has been enthusiastically received by our existing dealer network. Although Innovator had little impact on our 1994 sales volume, we expect a growing, positive contribution during 1995.

We believe that both of these acquisitions offer considerable marketing and manufacturing synergy with our existing operations. In addition, each of these new businesses promises above average growth potential.

FUNDAMENTALS REMAIN POSITIVE
The macro factors which drive our businesses remain generally strong. In the Construction Equipment segment, the ISTEA program for federally funded infrastructure projects helped to boost aggregate production by 6% to 7% in 1994. ISTEA continues through 1997 and industry analysts expect aggregate production in 1995 to match 1994's growth. Also, environmental regulations continue to force the removal of underground storage tanks and the remediation of contaminated soils. Finally, more than 40 states have set long-term recycling objectives which attempt to reduce landfill usage, and this should drive a 12% to 15% per year growth rate in the market for Innovator products.

In Materials Handling, airline baggage systems will be driven by worldwide passenger seat mile growth which is nearly double the expected GDP growth. In addition, a broad range of industries continues to search for productivity improvements in their material handling operations and automated conveyor systems are often the best solution. Finally, the growing need to handle and sort the nearly 600,000 tons of solid waste produced each day in the U.S. is both an enormous challenge and an enormous opportunity for our recycling products and systems.

Our Railroad Products segment should benefit from strong fundamentals in the North American rail industry. Reflecting advantages in fuel efficiency, lower pollution and public safety, U.S. railroads are increasing their share of inter-city freight markets. In 1994, ton miles of freight carried by railroads increased by over 8%, with intermodal traffic increasing by more than 14%. We have been highlighting this growth for several years and believe that the trend will continue for at least the rest of this decade.

LOOKING AHEAD
During the last several years, we have followed a strategy whose objective is to create above average growth in Portec sales and earnings. The major elements of the strategy are:
  1)   to introduce five to 10 new products each year,
  2) to seek acquisitions in related businesses (such as Count and Innovator in 1994),
  3) to emphasize continuous cost reduction and productivity improvement (capital expenditures in 1994 increased to $3.6 million, largely for manufacturing cost reduction projects), and
  4) to increase international market share (sales outside the U.S. increased from $18.7 million in 1993, to $27.7 million in 1994, a 48% increase).






We believe this strategy has served us well to date, as witnessed by our favorable financial performance, and we intend to continue with this approach.

Looking at the year ahead, there is more uncertainty in the general economic outlook than there was one year ago. However, our backlog at December 31, 1994, was $24.4 million, a 16% increase over the year earlier level, and order rates in the first several months of this year continue strong. In addition, we do feel there are some very positive factors underlying the markets we serve, regardless of short-term economic swings.

We appreciate the continued support from our stockholders and Board of Directors. We also thank our customers for their valued business and our employees for their dedication and commitment to the Company's success.






Albert Fried, Jr.                   Michael T. Yonker
Chairman of the Board               President and CEO

AGGREGATE PRODUCTS
(5 photographs of equipment as described by captions)



                                                   A Pioneer 5260 impact crusher
                                                   and Kolberg conveyors at work
                                                   producing aggregate from
                                                   recycled concrete (left and
                                                   below).


















                                 This Kolberg classifying system sizes
                                 and cleans sand products for the aggregate industry (left).






ENVIRONMENTAL PRODUCTS





                                                 PORTEC, Inc. 1994 Annual Report



                                                      A Kolberg Model 52
                                                   pugmill mixing
                                                      a lime-based additive with
                                                   flyash to
                                                      produce roadbed material
                                                   (left).







         A patented Innovator Tumble Grinder
         shredding wood waste prior to
         composting (right).



CONSTRUCTION EQUIPMENT DIVISION

Portec's Construction Equipment Division is headquartered in Yankton, South Dakota, and accounted for 40% of total Company sales in 1994. Historically, the division's product lines have been used by the construction and road building industries for the production of crushed stone, sand and gravel-the basic raw materials for concrete and asphalt. In recent years, new products have been developed or acquired which have applications in environmental markets, primarily soil remediation, sludge treatment and green waste processing.

1994 FINANCIAL PERFORMANCE
During 1994, the Construction Equipment segment had sales of $38.8 million, up 30% from $29.9 million in 1993. The significant increase in volume was a result of strong sales in both aggregate and environmental product lines. The acquisition of Innovator Manufacturing accounted for less than $1 million of the $9 million year-to-year sales increase. Operating profit in 1994 was $2.9 million, more than double last year's $1.3 million. Volume, market pricing and cost control all contributed to this outstanding profit improvement.

INNOVATOR ACQUISITION
In July 1994, we acquired the stock of Innovator Manufacturing, a privately held company, in London, Ontario, Canada. Innovator has developed a patented line of grinders and screens for the processing of green yard waste, waste wood and demolition debris. The common thread in all these applications is the desire to produce useful products from what has often been considered waste material. An added benefit is a reduction in the waste stream taken to landfills, helping to reduce tipping fees and meet recycling mandates as well. Our market research shows that the related equipment markets will nearly double in the next five years.

In addition to positioning us in a growth market, the Innovator acquisition provides the following benefits:

1) MANUFACTURING SYNERGY. The Innovator products are very similar, in a manufacturing sense, to our existing products, and can be manufactured efficiently in our existing facility. Shortly after the purchase of Innovator in July, 1994, we closed the leased plant in London, and started the transfer of production to Yankton. This move should be complete by the end of the first quarter, 1995.







2) MARKETING SYNERGY. The Innovator line fits well with the new environmental products which we have introduced in recent years. We have been able to add the Innovator products into our existing sales organization with few changes, and many of our current dealers are very enthusiastic.

In the twelve months prior to the acquisition, Innovator sales were approximately $5 million. In 1995, our goal is to increase Innovator volume by at least 50%, and we are expanding Innovator's new product development efforts for the future.

PRODUCTIVITY IMPROVEMENT
One of the keys for growth in our Construction Equipment business is the ability to produce a high quality product at low cost, in order to compete effectively in our price sensitive markets. During 1994, we continued with an aggressive capital expenditures program, spending more than $2.2 million on new machinery and equipment to improve our productivity. In addition, we have made a concerted effort to standardize and modularize products to take advantage of better fixturing and tooling. In 1995, nearly 50% of our equipment sales will be in the standard category.

LINE          PRODUCTS                APPLICATION                           MARKET                    SALES CHANNELS
Pioneer       o Crushers              o Production, sizing,                 o  Construction           o  Direct & through dealers
&             o Conveyors & stackers    cleaning & handling                 o  Mining                    to end-users
                                        of bulk materials
Kolberg       o Screens & feeders     o Soil remediation                    o  Roadbuilding
              o Washers & classifierso  Sludge treatment                    o  Recycling
              o Pugmills                                                    o  Environmental remediation

Innovator     o Tumble grinders       o Size reduction for green waste,     o  Recycling              o  Direct & through dealers
              o Tub grinders            waste wood & demolition debris      o  Composting                to end-users
              o Trommel screens       o Sizing & cleaning of wet,
                                        sticky materials

SPECIALTY CONVEYORS
(6 photographs of equipment as described by captions)


                                             Flomaster belt turns in a check-in
                                             counter baggage handling system
                                             (left).











                     A Flomaster spiral belt conveyor moving
                     inventory in a parts warehouse (right).



RECYCLING CONVEYORS








                                                 PORTEC, Inc. 1994 Annual Report









                                 A Count Recycling McMRF 500 sorting
                                 glass, plastic and metal containers in a materials recycling facility (left and above).

PATHFINDER PRODUCTS



                                                         This Pathfinder
                                                         automatic
                                                         steering kit
                                                         guides a narrow
                                                         aisle forklift
                                                         truck automati-
                                                         cally freeing
                                                         operator to pick
                                                         stock more
                                                         efficiently
                                                         (left).




MATERIALS HANDLING GROUP

Portec's Materials Handling segment consists of three business units-the Flomaster Division and the Pathfinder Division, located in Canon City, Colorado, and Count Recycling Systems in Des Moines, Iowa. In 1994, this segment accounted for 18% of total Portec revenues. Product lines include specialty belt conveyor components, electronic wire guidance packages for lift trucks and conveyor systems for solid waste recycling. The common thread in all products is the automation of material handling activities in our customer's facilities, resulting in lower costs, higher production and improved productivity.

1994 FINANCIAL PERFORMANCE
During 1994, Materials Handling sales were $16.9 million, up 37% from $12.4 million in 1993. Contributing to the sales increase was a strong performance at Flomaster and the acquisition of Count Recycling Systems in April, 1994. The Count acquisition accounted for approximately one-half of the $4.5 million sales increase. Operating profit in 1994 was $2.5 million, an increase of 45% over 1993's $1.7 million. Greater volume was the predominant factor behind the profitability improvement.

COUNT ACQUISITION
In April, 1994, we acquired the stock of Count Recycling Systems, of Des Moines, Iowa. Count's principal business is the supply of sorting and conveyor systems to materials recycling facilities (MRF's). One patented Count design uses magnets, air streams, and an eddy current device to automatically remove steel and aluminum containers from the solid waste stream, while diverting plastic and glass containers to different sorting conveyors. This system dramatically reduces the number of people required by a MRF operator for the sorting operation. The Count product line compliments the heavy duty conveyor design used primarily for fiber recycling, which we obtained through the acquisition of Nor-East Equipment in late 1993.

The market for recycling equipment is growing rapidly. In the last five years, the number of curbside recycling programs in the U.S. has increased from 1,000 to 6,600. The economics of recycling have improved dramatically with rising prices for recycled materials, and increasing tipping fees for landfill disposal. In addition, recycling efforts enjoy wide popular support. In excess of 40 states now have mandated recycling objectives. More than 20 states have adopted an objective to recycle more than 40% of their solid waste stream, and this represents twice the actual recycling rate in 1994. All in all, we believe that this is an exciting equipment market, and that a growing demand for lower handling costs through more automation will play to our historical strengths.

In the twelve months prior to our acquisition, Count's revenues were approximately $3 million. In 1995, it is our objective to nearly double this volume.

PLANT EXPANSION UNDERWAY
Our traditional specialty conveyor products generated a record volume in 1994, and entered 1995 with a strong order backlog and quotation rate. Encouragingly, the record volume came from a variety of end-use industries and not just one or two large orders.

Due to this strength in our traditional products and the expected growth in recycling conveyors, we have decided to expand our manufacturing capacity at Canon City. We are currently in the process of adding 30,000 square feet to the Flomaster facility. The new addition has been designed especially for the efficient manufacture of heavy duty recycling conveyors, but will be able to take any overflow of Flomaster products as well.

UNIT               PRODUCTS                   APPLICATION                MARKET                         SALES CHANNELS
Flomaster          o  Belt power turns        o  Transport of materials  o  Baggage & package handling  o  Direct & through
                   o  Spiral belt conveyors      through turns & from    o  Warehousing & distribution     representatives to
                   o  Angle merge conveyors      one level to another    o  Printing                       OEM's & end-users
                                                                         o  Food & pharmaceutical

Pathfinder         o  Electronic wire guidanceo  Automatic steering for  o  Warehousing & distribution  o  Direct & through
                      for lift trucks            manned lift trucks      o  General industry               representatives to
                                              o  Automatic control of    o  Hospitals                      OEM's & end-users
                                                 unmanned lift trucks

Count Recycling    o  Conveyor systems        o  Handling & sortation    o  Municipal & private materials  oDirect & through
                                                 of solid waste             recycling facilities           representatives to end-
                                                                                                           users

TRACK PRODUCTS
(4 photographs of equipment as decribed by captions)



                                             Portec rail joints, such as
                                             this polyurethane
                                             encapsulated joint
                                             (foreground) fasten rails
                                             together.  We also supply
                                             rail anchors (inset) which
                                             transfer forces from the
                                             rails to the ties (left).






                                                 PORTEC, Inc. 1994 Annual Report






   This Portec electric rail lubricator senses a passing train, and applies grease between the rail head and wheel flange, reducing wear and fuel usage (right).




FREIGHT SECUREMENT SYSTEMS


                                                   Shipping Systems Division
                                                   supplies locking
                                                   devices to secure containers
                                                   to railcars in
                                                   the high growth intermodal
                                                   freight market
                                                   (left).







RAILCAR JACKING SYSTEMS



               A Portec jack system positions and lifts a railcar to allow maintenance or repair
               (right).



RAILROAD PRODUCTS

The Railroad Products segment includes four business units: the Railway Maintenance Products Division in Pittsburgh, Pennsylvania; the Shipping Systems Division in Oak Brook, Illinois; Portec, Ltd. in Lachine, Quebec; and Portec (U.K.) Ltd., our British subsidiary located in North Wales. In 1994, Railroad Products accounted for 42% of total Portec revenues. Product lines include a broad range of track components including rail joints, rail anchors and lubricators, securement devices for holding loads on railroad cars and jacking systems for railroad car repair facilities.

1994 FINANCIAL PERFORMANCE
In 1994, sales in the Railroad Products segment totalled $40.7 million, up 20% from $34.0 million in the prior year. Contributing to the increase was strong performance in our freight securement products, U.S. track components business and Portec (U.K.) Ltd. The Portec U.K. increase was a result of the acquisition of PVH Industries, whose principal business is general steel fabrication. Reflecting poor operating conditions for Canada's two major railroads, Portec Canada's sales of track components declined.








Operating profit for Railroad Products was $3.0 million, about the same as last year's $3.1 million, which represented a five-year high for the segment. Gains in securement systems products and U.S. track components were offset by lower profitability in both Canada and the United Kingdom. Specifically at Portec U.K., the PVH acquisition added nearly $3.0 million to sales, but produced an operating loss. We are currently reviewing a number of options to improve this unit's performance by mid-year 1995.

U.S. RAIL INDUSTRY UP
For the eighth consecutive year, railroad freight traffic set a new record. Overall ton miles were up 8% over the prior year and intermodal container traffic was up nearly 15%. These rates of increase were roughly double the rate of traffic increase in recent years. The driving forces behind the traffic increase continue to be:

  1)      Railroads are more fuel efficient than trucks.
  2)      Railroads produce less pollution per ton-mile than trucks.
  3)      The safety record for railroads exceeds that of trucks.

As if to footnote these factors, cooperative ventures between trucking companies and railroads continue to expand, and we believe the growth of rail traffic will continue through the end of this decade.

NEW PRODUCTS
During the year, we introduced several new track lubricator products, adding to our leadership position in this market segment. The Road RunnerTM is a portable lubrication unit which can be used with existing hi-rail inspection vehicles to lubricate low volume trackage where wayside lubricators are not economically justified. Another new product, the Centrac on-board lubricator has primary application on transit systems. The Centrac system utilizes solid lubricant sticks which are positioned against both sides of the transit cars wheel flanges, eliminating wear and noise in tight corners. Both of these products can be handled easily by our existing sales and service network.







UNIT               PRODUCTS                APPLICATION                     MARKET                          SALES CHANNELS
Railway Main-      o  Car repair systems   o  Lift railcars for service    o  Repair shops                 o  Direct & through
tenance Products & o  Rail joints          o  Join track sections          o  Railroads worldwide             representatives to
Portec (U.K.) Ltd. o  Rail lubricators     o  Lubricate track for reduced  o  Transit authorities             end-users
                                              wear & fuel usage            o  Industrial track owners
Portec, Ltd.       o  Rail anchors         o  Transfer rail forces to ties
Shipping Systems   o  Securement devices   o  Secure loads to railcars     o  Railroads & railcar lessors


BUSINESS SEGMENTS

(Dollars in thousands)                                  1994         1993        1992         1991        1990

NET SALES
Construction equipment                                  $ 38,806     $ 29,922    $ 25,203     $ 25,393    $ 31,837
Materials handling                                        16,943       12,394      12,979       11,235      14,399
Railroad                                                  40,725       34,008      30,456       28,399      34,315

   Total                                                $ 96,474     $ 76,324    $ 68,638     $ 65,027    $ 80,551





                                                                      PORTEC, Inc. 1994 Annual Report

OPERATING PROFIT (LOSS)
Construction equipment                                  $  2,942     $  1,256    $     73     $   (305)   $  1,128
Materials handling                                         2,472        1,703       2,451        2,194       2,581
Railroad                                                   3,033        3,051       2,118        1,209       2,776
   Total                                                   8,447        6,010       4,642        3,098       6,485

General corporate and litigation expenses                 (1,384)        (860)      2,534         (878)     (1,908)
Interest expense                                            (829)        (750)     (1,220)      (1,665)     (2,003)
Other income                                               1,091          559         378        1,054       1,691

Income before income taxes
   and extraordinary credit                             $  7,325     $  4,959    $  6,334     $  1,609    $  4,265

IDENTIFIABLE ASSETS AT DECEMBER 31
Construction equipment                                  $ 26,251     $ 14,257    $ 13,274     $ 14,105    $ 18,619
Materials handling                                         7,101        4,198       5,289        4,946       5,038
Railroad                                                  16,881       17,348      11,894       12,094      10,065
                                                          50,233       35,803      30,457       31,145      33,722
Corporate                                                  7,289        6,675       7,588        7,562       6,873

   Total                                                $ 57,522     $ 42,478    $ 38,045     $ 38,707    $ 40,595




GEOGRAPHIC AREAS

(Dollars in thousands)                                  1994         1993        1992         1991        1990

NET SALES
United States                                           $ 81,852     $ 65,372    $ 55,593     $ 53,570    $ 69,791
International(1)                                          14,622       10,952      13,045       11,457      10,760

   Total                                                $ 96,474     $ 76,324    $ 68,638     $ 65,027    $ 80,551

EXPORT SALES                                            $ 13,121     $  7,787    $  8,592     $  7,000    $  6,670


OPERATING PROFIT
United States                                           $  7,801     $  4,448    $  2,808     $  1,847    $  5,171
International(1)                                             646        1,562       1,834        1,251       1,314
   Total                                                   8,447        6,010       4,642        3,098       6,485

General corporate and litigation
  expenses                                                (1,384)        (860)      2,534         (878)     (1,908)
Interest expense                                            (829)        (750)     (1,220)      (1,665)     (2,003)
Other income                                               1,091          559         378        1,054       1,691

Income before income taxes
   and extraordinary credit                             $  7,325     $  4,959    $  6,334     $  1,609    $  4,265

IDENTIFIABLE ASSETS AT DECEMBER 31
United States                                           $ 44,962     $ 32,497    $ 31,892     $ 32,812    $ 36,443
International(1)                                          12,560        9,981       6,153        5,895       4,152

   Total                                                $ 57,522     $ 42,478    $ 38,045     $ 38,707    $ 40,595

(1)         Sales in Canada were $6,570,000, $7,789,000, $8,475,000, $8,274,000 and $7,315,000 for 1994, 1993, 1992, 1991 and
            1990, respectively.  Sales in Canada were greater than 10% of total sales for 1993, 1992 and 1991.  Operating profits in Canada were $361,000, $1,251,000, $1,345,000, $1,169,000 and $1,087,000 for the respective years.  The Canadian operating profits do not include the Corporate allocations.  Identifiable assets in Canada were $7,885,000,
            $5,842,000, $4,135,000, $3,470,000 and $1,736,000 for 1994, 1993, 1992, 1991 and 1990, respectively.


MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of the Company's financial condition and results of operations consists of the Business Segments information on pages 4 through 11, the Company's Financial Statements and notes thereto on pages 17 through 32, Five-Year Summary on page 1 and the following information:

RESULTS OF OPERATIONS
1994 COMPARED WITH 1993
Net sales for the year ended December 31, 1994, were $96,474,000, an increase of $20,150,000 or 26% from the corresponding period last year. Construction Equipment sales of $38,806,000 were up 30% from the $29,922,000 sold in 1993 due to strong market conditions in the aggregate-related markets and to growth in new product introductions. Materials Handling net sales for 1994 were $16,943,000, a 37% increase over the same period in 1993. The acquisition of Count Recycling Systems, Inc. during the second quarter of 1994 contributed 62% of the overall increase. New product sales and an improved general economy resulted in the remaining increase. Railroad Products sales of $40,725,000 were 20% above those of last year. The high sales were primarily due to growth in railroad traffic in the domestic market and improved demand for rail products in certain foreign markets.

The Company's net income for the year ended Decem-ber 31, 1994, was $6,825,000 compared with net income of $4,696,000 for 1993.
The 45% increase in net income was attributed to higher sales volume and an increase in other income.

The Construction Equipment segment reported an operating profit for 1994 of $2,942,000 compared with $1,256,000 in 1993. This increase was due to the higher sales volume and improved gross margins. The acquisitionof the assets of Innovator Manufacturing, Inc. in July of 1994 materially reduced the operating performance in the last two quarters of 1994 due to the disruption caused by the transfer of manufacturing to the Yankton, South Dakota, plant. The operating profit of the Materials Handling segment increased from $1,703,000 in 1993 to $2,472,000 in 1994. Higher sales volume and some improvement in pricing resulted in this positive change. The Railroad Products segment had operating profit of $3,033,000 for 1994 compared with $3,051,000 in 1993. Gross margins were down in 1994 due to a shift in product mix.

Net other income increased from $559,000 in 1993 to $1,091,000 in 1994. The settlement of a case entitled Northern Engineering Industries plc, Parsons-Pebbles Electric Products Inc. and NEI Cranes Ltd. vs. Portec, Inc. (RMC Division) resulted in the recording of $1,102,000 in interest income. Plant relocation expenses, lower sales commissions and reduced other interest income were offset by this gain. Other expense of $683,000 in 1994, $523,000 in 1993 and $225,000 in 1992 were legal and related expenses associated with the above case.

The Company's cost of products sold, exclusive of depreciation and amortization, was up from 67% in 1993 to 68% in 1994. The increase was attributable to the impact of the Innovator Manufacturing, Inc. production transfer and shifts in product mix. Selling, general and administrative expense of $21,035,000 was 22% of sales in 1994 compared with 23% in 1993. Depreciation and amortization increased $534,000 in 1994 compared with the prior year. Amortization of $168,000 in 1994 related to goodwill from acquisitions. Depreciation expense





                                                 PORTEC, Inc. 1994 Annual Report

was greater in 1994 due to the acquisition of fixed assets and capital expenditures made in 1994 and 1993.

Interest expense of $829,000 was up 11% above the prior year due to the Company's higher interest rates, increased borrowing related to acquisitions and increased working capital needs. The 1994 income tax provision of $500,000 included $376,000 related to income tax on earnings of the Company's foreign subsidiaries. At December 31, 1993, a net deferred asset of $500,000 was reflected on the balance sheet after recording a valuation reserve of $7,074,000.

At December 31, 1994, the valuation reserve was reduced $2,764,000 for deferred tax assets realized through reversing temporary differences. An additional $200,000 reduction in the valuation reserve was reflected based on management's estimation of future taxable income. This assessment considered budgeted operating results and projected taxable income taking into consideration the uncertainty in the general economic outlook.

Current assets of the Company at December 31, 1994, were up $9,640,000 from the prior year. Accounts receivable, inventory and other current assets grew due to acquisitions and increased sales. The decrease in cash and cash equivalents of $1,881,000 during 1994 was attributable to acquisitions. At December 31, 1994, goodwill of $3,032 was due to the acquisition of Count Recycling Systems, Inc. and Innovator. Other assets and deferred charges increased by $931,000, primarily because of patents associated with the Innovator Manufacturing, Inc. asset acquisition.

The increase in current liabilities from $17,367,000 to $22,764,000 during 1994 was partially the result of the assumption of the current portion of long-term debt associated with the acquisition of Innovator Holdings which was used to finance working capital needs. Accounts payable and other accrued liabilities grew as a result of the working capital required to support the additional sales volume.

Long-term debt at December 31, 1994, was $7,623,000, an increase of $2,346,000 from the prior year. These funds along with the funds generated from operations were used primarily for capital expenditures and acquisitions.

The Company's stockholders' equity increased $7,215,000 from December 31, 1993, to December 31, 1994, to a level of $24,959,000, primarily due to earnings and the issuance of common stock. Common stock was issued upon exercise of stock options and for the Company's contribution to the Savings and Investment Plan for Company employees.

Inflation, which was comparable to 1993, did not adversely affect the Company in 1994.

Bookings in 1994 of $100,687,000, up $15,691,000 or 18% over those of 1993, were attributable to strengthening of demand in markets served by the Company and to the acquisition of the assets of Count Recycling Systems, Inc. and Innovator Manufacturing, Inc. The year-end order backlog of $24,339,000 was 16% above the backlog at December 31, 1993.

1993 COMPARED WITH 1992
Net sales for 1993 were $76,324,000, an increase of 11% from sales of $68,638,000 in 1992. Construction Equipment sales of $29,922,000 were 19% above those of the prior year due to increased demand from the construction, mining and road building industries. Materials Handling net sales decreased 5% to $12,394,000, reflecting a slowdown in major project activity. Railroad Products sales of $34,008,000 were 12% above those of last year. The higher sales were primarily the result of increased maintenance expenditures and railcar conversion programs by the domestic railroad industry. This was partially offset by lower demand for rail products in the foreign markets which the Company serves.

Net income for 1993 was $4,696,000 compared with net income of $5,513,000 for 1992. The net income for 1992 included a non-recurring gain of approximately $3,300,000 related to a reduction of a judgement in a case entitled The Read Corporation and F. T. Read and Sons, Inc. vs. Portec, Inc. Excluding this gain, net income in 1993 increased by $2,483,000 due to higher sales volume, lower interest expense and a lower income tax provision.

The Construction Equipment segment reported an operating profit in 1993 of $1,256,000 compared with operating profit of $73,000 in 1992. This increase was due to higher sales volume and improved gross margins. The operating profit of the Materials Handling segment decreased from $2,451,000 in 1992 to $1,703,000 in 1993. The reduction was due to the lower volume in sales and the related decrease in gross margins. The Railroad Products segment had operating profit of $3,051,000 in 1993 compared with $2,118,000 in 1992. The increase in operating profit reflected the higher sales volume and improved gross margins.

Net other income increased $181,000 in 1993. The increase was primarily due to a lower net loss from translation of foreign currencies.

The cost of products sold, exclusive of depreciation and amortization, was 67% of sales in both 1993 and 1992. LIFO liquidation reduced the cost of products sold in 1992 by $564,000. There was minimal impact from LIFO liquidation in 1993. Selling, general and administrative expense increased $4,157,000. Selling, general and administrative expense was reduced $3,300,000 in 1992 by a non-recurring gain related to a case entitled The Read Corporation and F. T. Read & Sons, Inc. vs. Portec, Inc. During 1993, travel and entertainment expense and environmental expense increased and deferred costs associated with Assets Held For Sale were recognized.

Interest expense of $750,000 in 1993 was 39% below the prior year due to the reduction in the Company's borrowings and the lower interest rates granted by a bank under the credit agreement entered into on February 12, 1993. The net income tax provision of $263,000 for 1993 included $657,000 related to income tax on earnings of the Company's foreign subsidiaries. The Company implemented Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of January 1, 1992. At December 31, 1992, the net deferred asset was $100,000 after recording a valuation reserve of $8,391,000. The valuation reserve reflected management's uncertainty as to whether future taxable income would be sufficient to ensure realization of future tax benefits.

At December 31, 1993, the valuation reserve was reduced $917,000 for deferred tax assets realized through reversing temporary differences. An additional $400,000 reduction in the valuation reserve was reflected based on management's estimation of future taxable income. This assessment considered budgeted operating results and projected taxable income.

Current assets at December 31, 1993, were up $3,006,000 from the prior year due to an increase in inventory which was needed to support the higher order backlog. Cash and cash equivalents also increased $528,000 during 1993 reflecting the cash generated from operations offset by cash used for capital expenditures and the repayment of debt. These increases were partially offset by a reduction in accounts receivable due to improved collections and a decrease in other assets.

The reduction in other assets and deferred charges reflected the merger of several hourly pension plans into the Portec, Inc. Employees' Retirement





                                                 PORTEC, Inc. 1994 Annual Report

Program. The related prepaid pension cost was consolidated with the unfunded accrued pension costs as a deferred credit.

Current liabilities increased from $14,991,000 at Decem-ber 31, 1992, to $17,367,000 at December 31, 1993. The increase reflected higher accounts payable of $1,611,000 due to the increase in inventory and higher other accrued liabilities of $813,000.

Long-term debt at December 31, 1993, was $5,277,000, a decrease of $2,817,000 from the prior year. Included in this decrease was a reduction of $2,720,000 in the revolving credit and term loan.

Total stockholders' equity increased $5,435,000 from December 31, 1992, to December 31, 1993, to a level of $17,744,000, primarily due to earnings and to the issuance of common stock. Common stock was issued upon exercise of stock options and for the Company's contribution to the Savings and Investment Plan for Company employees.

Inflation, which was comparable to 1992, did not adversely affect the Company in 1993.

Bookings in 1993 were $84,996,000, an increase of 14% from those of 1992, which reflected the strengthening of the market demand in the segments served by the Company. The year-end order backlog of $21,055,000 was 45% above the backlog at December 31, 1992.

LIQUIDITY
On February 12, 1993, the Company entered into a credit agreement with a bank which was amended on April 26, 1994. The agreement provides for a term loan of $6,000,000 and up to $12,000,000 of credit available as either cash or letters of credit. The provisions of the agreement include minimum net worth, interest coverage, net working capital and leverage ratio requirements and limit cash dividend payments and additional indebtedness.

On July 15, 1994, Portec, Ltd., a wholly-owned subsidiary of the Company, entered into an unsecured agreement with a bank for a term loan of $4,000,000. The provisions of the loan are similar to those in the above agreement.

The Company does not have available lines of credit beyond its existing bank agreements and is prohibited by these agreements from making other borrowings.

The Company presently has a facility for sale or lease in Troy, New York. Due to economic conditions and other factors, the efforts to sell this property have not been successful. A portion of property located in Minneapolis, Minnesota, was sold in March 1995 and a commitment letter has been signed for the remaining site. The property in Pittsburgh, Pennsylvania, has been leased on a long-term lease with an option to buy. The proceeds from the sale and lease of these properties should improve the Company's liquidity position.

Due to the seasonal fluctuation in the Company's working capital needs and the limitations on borrowing, the Company will need to exert careful cash controls. However, management believes its existing line of credit and anticipated operating results will provide the Company with sufficient funds for working capital, capital expenditures and acquisitions to support anticipated growth. The Company's working capital ratios were 1.6, 1.5 and 1.5 to 1 at December 31, 1994, 1993 and 1992, respectively. At December 31, 1994, the Company had available $7,061,000 of unused credit under its loan agreement, plus cash and cash equivalents of $3,398,000 compared with $8,223,000 of unused credit and $5,279,000 of cash and cash equivalents at December 31, 1993.

CAPITAL RESOURCES






The Company does not have any material commitments for capital expenditures. Management estimates that capital expenditures for 1995 will be $4,000,000. Two acquisitions of assets were made in 1994. Certain assets of Count Recycling Systems, Inc. were purchased by the Company's Materials Handling segment. The Company's Construction Equipment segment purchased certain assets of Innovator Manufacturing, Inc. In addition, Portec, Ltd., the Company's Canadian subsidiary, purchased the stock of Innovator Holdings.

ENVIRONMENTAL
During 1989, each of the Company's domestic manufacturing facilities, including those former manufacturing facilities included in the balance sheet classification as Assets Held For Sale, were reviewed for compliance with local and federal environmental regulations. As a result of these reviews, the Company initiated the remedial actions necessary to comply with such regulations and these remedial actions have been completed. Management continues to review several sites for possible future actions and a reserve has been established to cover management's estimate of the maximum cost to remediate these sites, if any. The most significant site is a former manufacturing facility in Pennsylvania which is now leased as a warehouse. The Company has been in discussion with the Pennsylvania Department of Environmental Resources for several years concerning soil and groundwater contamination at this site, and these discussions continued during 1994. The Company is currently monitoring groundwater quality at the site and may at some time in the future be required to take remedial actions. The Company believes that the continuation of a monitoring program, without remediation, is the appropriate course of action.

During 1994, the Company and several other parties reached an agreement with the Illinois Environmental Protection Agency for the clean-up of a site in Illinois which contained drums of paint and other toxic paint-like materials. The Company's share of the clean-up costs were $45,000, and these were taken against a reserve established in 1993. Management believes that this situation has been fully resolved.



CONSOLIDATED STATEMENTS OF INCOME

    For the Years Ended December 31

(Dollars in thousands except per share data)                                          1994        1993     1992

REVENUES
   Net sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  96,474    $  76,324   $  68,638
   Other income, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,091          559         378
     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       97,565       76,883      69,016

COSTS AND EXPENSES
   Cost of products sold (exclusive of depreciation
     and amortization)  . . . . . . . . . . . . . . . . . . . . . . . . . . .       65,681       51,387      46,232
   Selling, general and administrative  . . . . . . . . . . . . . . . . . . .       21,035       17,786      13,629
   Depreciation and amortization  . . . . . . . . . . . . . . . . . . . . . .        2,012        1,478       1,376
   Other expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          683          523         225
   Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          829          750       1,220
     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       90,240       71,924      62,682

INCOME BEFORE INCOME TAXES  . . . . . . . . . . . . . . . . . . . . . . . . .        7,325        4,959       6,334
INCOME TAX PROVISION  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          500          263         821

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   6,825    $   4,696   $   5,513





                                                                      PORTEC, Inc. 1994 Annual Report



EARNINGS PER COMMON SHARE(1)

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    1.49    $    1.05   $    1.37

The accompanying notes are an integral part of these financial statements.
(1)  Adjusted retroactively for 10% stock dividends paid in December 1992, 1993 and 1994.

CONSOLIDATED BALANCE SHEETS
    December 31

(Dollars in thousands)                                                                         1994        1993
ASSETS
CURRENT ASSETS
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  3,398    $  5,279
  Accounts and notes receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13,224       9,250
  Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       17,473      10,085
  Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,466       1,307
    Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       35,561      25,921
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          220         295
  Buildings and improvements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        9,437       9,594
  Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       19,805      17,269
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       29,462      27,158
  Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (16,090)    (15,029)
    Total property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . .       13,372      12,129
ASSETS HELD FOR SALE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,269       2,070
GOODWILL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,212         181
OTHER ASSETS AND DEFERRED CHARGES . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,108       2,177
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 57,522    $ 42,478

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  4,253    $  1,293
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       11,248       9,455
  Other accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7,263       6,619
    Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       22,764      17,367
LONG-TERM DEBT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7,623       5,277
DEFERRED CREDITS
  Pensions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,997       1,696
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          179         394
    Total deferred credits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,176       2,090
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 11)
STOCKHOLDERS' EQUITY
  Common stock, $1 par value; authorized - 10,000,000
    shares; issued - 4,283,260 and 3,845,652 shares . . . . . . . . . . . . . . . . . . .        4,283       3,845
  Additional capital  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       46,518      40,847
  Cumulative translation adjustment . . . . . . . . . . . . . . . . . . . . . . . . . . .         (455)       (444)
  Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (25,387)    (26,504)

    Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       24,959      17,744

    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 57,522    $ 42,478

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
    For the Years Ended December 31









(Dollars in thousands)                                                            1994         1993        1992

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  6,825     $  4,696    $  5,513
  Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation and amortization . . . . . . . . . . . . . . . . . . . . .       2,012        1,478       1,376
      (Gain) loss on sales of property, plant and equipment . . . . . . . . .         (25)           5          16
      Changes in other balance sheet accounts:
        Decrease (increase) in receivables  . . . . . . . . . . . . . . . . .      (3,974)         861        (343)
        Decrease (increase) in inventories  . . . . . . . . . . . . . . . . .      (1,573)      (3,773)      1,877
        Decrease (increase) in other current assets . . . . . . . . . . . . .        (124)         495        (563)
        Increase (decrease) in accounts payable and accruals  . . . . . . . .        (333)       2,424      (2,447)
        Decrease in other assets and liabilities  . . . . . . . . . . . . . .         845          408       1,097
          Net cash provided by operating activities . . . . . . . . . . . . .       3,653        6,594       6,526

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (3,908)      (1,828)          -
  Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . . . . .      (3,601)      (2,130)     (1,197)
  Proceeds from disposal of property, plant and equipment . . . . . . . . . .         168           18           6
     Net cash used by investing activities  . . . . . . . . . . . . . . . . .      (7,341)      (3,940)     (1,191)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (repayment of) revolving credit agreement   . . . . . . . . .       3,550       (1,520)       (989)
  Principal payments of long-term debt  . . . . . . . . . . . . . . . . . . .      (2,060)      (1,200)     (1,000)
  Repayment of other long-term debt . . . . . . . . . . . . . . . . . . . . .         (73)        (145)       (145)
  Issuance of common stock  . . . . . . . . . . . . . . . . . . . . . . . . .         401          611         156
  (Purchase) sale of treasury stock . . . . . . . . . . . . . . . . . . . . .           -           66         (66)
     Net cash provided (used) by financing activities . . . . . . . . . . . .       1,818       (2,188)     (2,044)

EFFECT OF EXCHANGE RATE CHANGE  . . . . . . . . . . . . . . . . . . . . . . .         (11)          62      (1,206)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  . . . . . . . . . . . .      (1,881)         528       2,085
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR  . . . . . . . . . . . . . . .       5,279        4,751       2,666

CASH AND CASH EQUIVALENTS AT END OF YEAR  . . . . . . . . . . . . . . . . . .    $  3,398     $  5,279    $  4,751

SUPPLEMENTAL DISCLOSURES:
  Interest paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    792     $    788    $  1,080
  Income taxes paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         952          585         923
  Non-cash transaction-10% stock dividend . . . . . . . . . . . . . . . . . .       5,708        3,258       1,251

The accompanying notes are an integral part of these financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include the accounts of all subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidation.

CASH EQUIVALENTS
Short-term and highly liquid investments with a maturity of nine months or less are considered to be cash equivalents.

ACCOUNTS RECEIVABLE





                                                 PORTEC, Inc. 1994 Annual Report

As of December 31, 1994, approximately 34% of the Company's accounts receivable were concentrated with companies in the railroad industry. Economic and other factors impacting the railroad industry could hinder these customers' ability to satisfy their obligations. The Company does not require collateral for its credit sales which are typically due within 30 days.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for domestic inventories, representing 82% of total inventories, and on the first-in, first-out (FIFO) method for foreign inventories.

PROPERTY, PLANT AND EQUIPMENT
Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging generally from 10 to 25 years for buildings and from 5 to 18 years for machinery and equipment. Maintenance, repairs, minor renewals and betterments are charged to expense as incurred; major renewals and betterments are capitalized. The cost and related accumulated depreciation of assets replaced, retired or otherwise disposed of are eliminated from the property accounts, and any gain or loss is reflected in income.

INTANGIBLE ASSETS
Goodwill is amortized on a straight-line basis over fifteen years and is recorded net of accumulated amortization of $168,000, 0 and 0 for 1994, 1993 and 1992, respectively. Costs of patents and license agreements are amortized on a straight-line basis over the shorter of the legal or estimated useful life of the asset. Amortization was $41,000 for 1994, $32,000 for 1993 and $7,000 for 1992.

RESEARCH EXPENDITURES
Expenditures for research and development are charged to expense as incurred and amounted to approximately $510,000 for 1994, $475,000 in 1993 and $445,000 in 1992.

NET INCOME PER SHARE
Income per common and common equivalent share is computed based on the weighted average number of common shares outstanding during the year plus outstanding common stock equivalent shares subject to stock options, if dilutive. Income per share amounts have been restated to give retroactive effect to 10% stock dividends paid December 15, 1994, December 14, 1993 and December 1, 1992, as if paid on January 1, 1992.

                                                    1994      1993       1992


AVERAGE SHARES OF COMMON STOCK AND EQUIVALENTS OUTSTANDING
Primary                                          4,572,468  4,464,877 4,034,571


FINANCIAL PRESENTATION CHANGES
Certain reclassifications have been made to conform prior year amounts with the current year presentations.

NOTE 2.  ACCOUNTS AND NOTES RECEIVABLE

The components of accounts and notes receivable at December 31, 1994, and 1993, were as follows:

(Dollars in thousands)                                        1994       1993


Trade receivables net of allowance for doubtful
  accounts of $403 and $337, respectively   . . . . . . . $13,100 $    8,223
Notes receivable  . . . . . . . . . . . . . . . . . . . .      124     1,027


  Total   . . . . . . . . . . . . . . . . . . . . . . . . $ 13,224   $ 9,250



NOTE 3.  INVENTORIES

The difference between LIFO value and approximate replacement cost of the LIFO inventories was $7,213,000, $6,986,000 and $7,130,000 at December 31, 1994, 1993
and 1992, respectively. Liquidation of LIFO inventory quantities carried at lower costs compared with the cost of purchases increased net income by $564,000 or $.14 per share for 1992.

The components of inventories at December 31, 1994, and 1993, were as follows:

(Dollars in thousands)                                         1994     1993

Raw material and supplies                                $ 5,297      $3,897
Work-in-process                                            5,058       2,715
Finished goods                                             7,118       3,473

  Total                                                  $17,473     $10,085



Inventories, at LIFO value, are net of lower of cost or market reserves of $1,203,000 in 1994 and $1,516,000 in 1993.

NOTE 4.  INCOME TAXES

Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." and, accordingly, deferred income taxes represent the tax effect, at current statutory rates, of temporary differences in the bases of assets and liabilities for financial reporting and income tax purposes.



Pre-tax income from continuing operations was taxed under the following jurisdictions:

(Dollars in thousands)                              1994      1993       1992


Domestic  . . . . . . . . . . . . . . . . . . .     $ 6,999    $2,983    $4,015
Foreign   . . . . . . . . . . . . . . . . . . .         326     1,976     2,319

    Total   . . . . . . . . . . . . . . . . . .     $ 7,325    $4,959    $6,334


The provision for income taxes charged to operations was as follows:

(Dollars in thousands)                                  1994      1993      1992

Current expense:
  Federal   . . . . . . . . . . . . . . . . . .     $   309    $    -    $    -
  State and Foreign   . . . . . . . . . . . . .         331       663       921
    Total Current   . . . . . . . . . . . . . .         640       663       921

Deferred tax expense:
  Federal   . . . . . . . . . . . . . . . . . .        (196)     (392)      (98)




                                                 PORTEC, Inc. 1994 Annual Report

  State and Foreign   . . . . . . . . . . . . .          56        (8)       (2)
    Total Deferred  . . . . . . . . . . . . . .        (140)     (400)     (100)

Total provision   . . . . . . . . . . . . . . .     $   500    $  263    $  821


Deferred tax liabilities (assets) at December 31, 1994, and 1993, include the following:

(Dollars in thousands)                                        1994       1993

Depreciation  . . . . . . . . . . . . . . . . . . . . . . .    $1,734    $1,575
Plant closing costs   . . . . . . . . . . . . . . . . . . .       853       739
  Gross deferred tax liabilities  . . . . . . . . . . . . .     2,587     2,314

Net operating loss carryforward   . . . . . . . . . . . . .    (2,077)   (4,831)
Accrued liabilities   . . . . . . . . . . . . . . . . . . .      (988)     (922)
Inventory   . . . . . . . . . . . . . . . . . . . . . . . .    (1,103)   (1,293)
Employee benefits   . . . . . . . . . . . . . . . . . . . .    (1,041)     (968)
Product liability and warranty  . . . . . . . . . . . . . .    (1,178)     (914)
Other   . . . . . . . . . . . . . . . . . . . . . . . . . .      (392)     (390)
Tax credit carryforward   . . . . . . . . . . . . . . . . .      (618)     (570)
  Gross deferred tax assets   . . . . . . . . . . . . . . .    (7,397)   (9,888)
Deferred tax assets valuation allowance   . . . . . . . . .     4,110     7,074
Net deferred assets   . . . . . . . . . . . . . . . . . . .    $ (700)   $ (500)




The difference between the statutory federal income tax rate and the effective income tax rate was as follows:


                                                    1994      1993     1992

Statutory federal income tax rate   . . . . . .      34.0%     34.0%     34.0%
Difference resulting from:
  Realization of deferred tax assets not
   previously recognized  . . . . . . . . . . .     (30.9)    (28.5)    (23.1)
  Foreign operations  . . . . . . . . . . . . .       3.6       (.3)      1.7
  State income taxes, net   . . . . . . . . . .        .1        .1        .4

                                                      6.8%      5.3%     13.0%


Domestic net operating losses of $5,768,000 expiring in 2001-2007 are available to offset future taxable income for federal income tax purposes. The Tax Reform Act of 1986 imposes an annual limitation on the amount of tax loss carryforward which could be utilized by the Company if certain substantial changes in the Company's ownership should occur.

NOTE 5.  DEBT

The components of debt at December 31, 1994, and 1993, were as follows:

(Dollars in thousands)                                        1994      1993

Revolving credit and term loan  . . . . . . . . . . . . . .  $ 11,805    $6,410
Other   . . . . . . . . . . . . . . . . . . . . . . . . . .        71       160
                                                               11,876     6,570
Less current maturities   . . . . . . . . . . . . . . . . .     4,253     1,293

  Total long-term debt  . . . . . . . . . . . . . . . . . .    $7,623    $5,277


On February 12, 1993, the Company entered into a three-year unsecured credit agreement with a bank which was amended on April 26, 1994. The Company borrowed $6,000,000 under the term loan provision and can borrow up to $12,000,000 in cash or under letters of credit on a revolving basis. The interest rate currently applicable to the revolving line of credit is the bank's prime interest rate or, at the Company's election, 1.5 percent over the London Interbank Offered Rate (LIBOR). The interest rate currently applicable to the term loan is .25 percent above the bank's prime interest rate or, at the Company's election, 1.75 percent over LIBOR. The interest rates can vary from prime to .50 percent over the bank's prime interest rate or, at the Company's election, 1.5 or 2.5 percent over LIBOR depending on the Company's performance. Principal payments under the term loan are $1,200,000 per annum, payable quarterly, while any amounts outstanding on the revolving credit are due in 1997. The provisions of the credit agreement include minimum net worth, interest coverage, working capital and leverage ratio requirements, and limit additional indebtedness and cash dividend payments during the term of the agreement.

On July 15, 1994, Portec, Ltd., a wholly-owned Canadian subsidiary of the Company, entered into an unsecured credit agreement with a bank for a term loan of $4,000,000 to finance working capital needs related to the acquisition of Innovator Holdings. Portec, Ltd., may borrow in either U.S. or Canadian dollars. The interest rate applicable to the U.S. dollar loan is the bank's U.S. dollar prime rate, or at Portec, Ltd.'s election, 1.5 percent over LIBOR. The interest rate applicable to the Canadian dollar loan is the bank's

Canadian prime rate or, at Portec, Ltd.'s election, 1.5 percent over a rate negotiated based on the bank's cost of funds. The loan expires June 30, 1995. At December 31, 1994, a total of $3,046,000 remained outstanding on this loan.

The Company's previous lending arrangement was a three-year secured loan agreement with a bank. The interest rate on the previous loan was prime plus
 .25 percent on the revolving line of credit and prime plus .75 percent on the term loan.

NOTE 6.  PENSION PLANS

The Company merged several noncontributory defined benefit plans into one noncontributory defined benefit plan effective January 1, 1993, that covers substantially all employees. Benefits under this plan are based on years of service and, for salaried employees, the employee's average compensation during defined periods of service. The Company's funding policy is to make the minimum annual contributions required by applicable regulations.

Net pension cost for the pension plan and supplemental pension plan in 1994 and 1993 and the several predecessor pension plans in 1992 is summarized as follows:

(Dollars in thousands)                              1994      1993      1992

Service cost  . . . . . . . . . . . . . . . . .     $   609    $  450    $  484
Interest cost   . . . . . . . . . . . . . . . .       1,148     1,091       983
Expected return on assets   . . . . . . . . . .        (515)   (1,039)     (984)
Net amortization and deferral   . . . . . . . .        (614)     (148)     (202)

Net pension cost  . . . . . . . . . . . . . . .     $   628    $  354    $  281







                                                 PORTEC, Inc. 1994 Annual Report

Plan assets are stated at fair value and consist primarily of cash, corporate equity and debt securities. The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets at December 31, 1994, and 1993. As a result of the restructuring of the Railway Maintenance Products Division (Note 17), certain predecessor plans were curtailed and increased benefit obligations incurred. The amount of such charges were deferred together with the other costs of consolidating the Railway Maintenance Products Division.

The assumptions used in 1993 to develop the periodic pension costs were as follows: the unit credit cost actuarial method; a discount rate of 7.5%; the expected long-term rate of return on assets of 8.0%; and the rate of increase in compensation levels of 4.5%. In 1994, the discount rate was increased to 8%.



(Dollars in thousands)

                                                                                             Accumulated Benefit

                                                          Current Plan Assets
                                                                                                 Obligations

                                                           Exceed Accumulated
                                                                                                Exceed Current

                                                           Benefit Obligation
                                                                                                 Plan Assets
                                                          1994          1993                1994           1993
Actuarial present value of benefit obligation:

  Vested benefit obligation   . . . . . . . . . . .      $ 12,793      $ 12,750            $    571      $     457
  Non-vested benefit obligation   . . . . . . . . .           453           337                   -              -
  Accumulated benefit obligation  . . . . . . . . .        13,246        13,087                 571            457
  Excess of projected benefit obligation
    over accumulated benefit obligation   . . . . .         1,641         1,588                   -              -
  Projected benefit obligation  . . . . . . . . . .        14,887        14,675                 571            457
  Plan assets at fair value   . . . . . . . . . . .        13,960        14,837                   -              -
  Projected benefit obligation
    (in excess of) less than plan assets  . . . . .          (927)          162                (571)          (457)
  Unrecognized net loss   . . . . . . . . . . . . .          (869)       (1,556)                  -              -
  Unrecognized prior service cost   . . . . . . . .            34            38                   -              -
  Unrecognized net (asset) obligation   . . . . . .          (293)         (569)                 13             26
  Unfunded accrued pension cost   . . . . . . . . .      $ (2,055)     $ (1,925)           $   (558)     $    (431)

NOTE 7.  SAVINGS AND INVESTMENT PLAN

Under the Company's Savings and Investment Plan, qualified under Section 401(k) of the Internal Revenue Code, generally all domestic salaried and hourly employees, including officers, at least twenty-one years old may elect to defer a portion of their compensation to a trust established under the plan. Depending on its sales and net income for the year, the Company may contribute up to an amount equal to the participating employees' contributions, but not in excess of six percent of the participating employees' earnings. Contributions of $371,000, $321,000 and $298,000 were made for the years ended December 31, 1994, 1993 and 1992, respectively, representing 80%, 70% and 90% of eligible employees' contributions. The plan permits the Company's contribution to be made in shares of the Company's common stock.

NOTE 8.  OTHER POST-RETIREMENT BENEFIT PLANS

The Company has defined benefit post-retirement medical and life insurance plans covering most full-time salaried and hourly employees. The post-retirement health care plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The life insurance plan is non-contributory.







Effective January 1, 1992, the Company adopted SFAS No. 106, "Employees' Accounting for Post-retirement Benefits other than Pensions." The effect of adopting the new guidelines increased the net periodic post-retirement benefit expense for the above defined plans and decreased earnings from continuing operations by $107,000 or $.02 per share in 1993 and $80,000 or $.02 per share in 1992.

The Company's current policy is to fund the cost of the post-retirement medical and life insurance benefits on a pay-as-you-go basis, as in prior years. The following table presents the status of the plans at December 31, 1994, and 1993:

(Dollars in thousands)
                                                               1994      1993

Accumulated post-retirement benefit obligation (APBO):
  Retirees  . . . . . . . . . . . . . . . . . . . . . . . .    $1,074    $1,283
  Actives   . . . . . . . . . . . . . . . . . . . . . . . .       597       452
    Total   . . . . . . . . . . . . . . . . . . . . . . . .     1,671     1,735

Plan assets at fair value   . . . . . . . . . . . . . . . .         -         -
APBO in excess of plan assets   . . . . . . . . . . . . . .    (1,671)   (1,735)
Unrecognized transition obligation  . . . . . . . . . . . .     1,692     1,792
Unrecognized prior service costs  . . . . . . . . . . . . .      (356)     (407)
Unrecognized actuarial loss   . . . . . . . . . . . . . . .       269       163

Accrued post-retirement benefit costs   . . . . . . . . . .    $  (66)   $ (187)


Net periodic post-retirement benefit expense for 1994, 1993 and 1992 included the following components:

(Dollars in thousands)                              1994      1993      1992

Service cost  . . . . . . . . . . . . . . . . .      $    58   $   41    $   32
Interest cost   . . . . . . . . . . . . . . . .          123      127       162
Amortization of transition obligation
  over 20 years   . . . . . . . . . . . . . . .          100       99        99
Unrecognized prior service cost   . . . . . . .          (43)     (50)        -
Net periodic post-retirement benefit expense  .      $   238   $  217    $  293


For measurement purposes, the assumed trend rate for post-retirement medical benefits during 1994 and 1993 was 12.6% and 13.4%, respectively, for employees less than age-65 and 10.9% and 11.6%, respectively, for employees 65 and older. These rates decrease gradually to 7.0% and 6.0%, respectively, by 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1994, and 1993, by approximately $139,000 and $70,000, respectively, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for 1994 by approximately $25,000 and for 1993 by approximately $13,000.

The discount rate used in determining the accumulated post-retirement benefit obligation was 8.0% at December 31, 1994, and 7.5% at December 31, 1993.



NOTE 9.  INCENTIVE PROGRAM





                                                 PORTEC, Inc. 1994 Annual Report

The 1982 PORTEC, Inc. Employees' Stock Benefit Plan was adopted by stockholders in 1982 and amended in 1984, and provided for the granting of awards thereunder to key employees. This plan provided for the granting of incentive and nonqualified stock options; tandem Stock Appreciation Rights (SARs) in relation to such options, restricted stock awards and performance units. There were no SAR's, restricted stock awards or performance units outstanding under the plan at December 31, 1994.

SARs entitle the optionee to receive the appreciation in value of the shares (i.e. the difference between market value price of a share at time of exercise of the SARs and the option price) in cash, shares or a combination thereof.
SARs utilize the same shares reserved for issuance of options, and the exercise of a SAR or an option automatically cancels the related option or SAR. Options and related SARs were granted at prices which were not less than the fair market value of such shares on the date the option was granted, and may be exercisable for periods of up to 10 years from the date of grant. This plan permitted the Company's Board of Directors to make restricted stock awards to key employees whereby designated employees would have shares issued in their names which would be restricted as to the right of sale and other disposition until certain predetermined performance and/or time requirements were met. Also, the Board could contract with key employees to issue shares to them upon their accomplishment of predetermined performance targets. There were 2,662 shares reserved for issuance under this plan at December 31, 1994, after adjustment for 10% stock dividends in 1992, 1993 and 1994, and no additional awards could be made under this plan.

The 1988 PORTEC, Inc. Employees' Stock Benefit Plan was adopted by stockholders in 1988 and amended in 1994, and provides for the granting of awards of the same type and duration as provided by the 1982 PORTEC, Inc. Employees' Stock Benefit Plan. The plan was amended in 1994 to increase by 440,000 the shares available for grant under the plan and to grant non-employee directors a 1,000 share non-qualified stock option on the anniversary of each Annual Meeting starting in 1994. Options may be granted at prices not less than the greater of 50% of the fair market value of the shares or the par value of the shares. The granting of awards under this plan may be made until June 2, 1998. By prior agreement, all 145,000 outstanding SAR's under this plan are exercisable only at the discretion of the Company. There were 886,535 shares reserved for issuance under this plan at Decem-ber 31, 1994, after adjustment for 10% stock dividends in 1992, 1993 and 1994.

                                                1994                   1993

                                          Option  Average      Option   Average
                                          Shares  Option        Shares   Option
                                                   Price                  Price
STOCK OPTIONS:
  Outstanding beginning of year   .     474,683    $3.55      588,786    $3.10
  Granted   . . . . . . . . . . . .     149,600    12.73       38,720     8.47
  Exercised   . . . . . . . . . . .     (25,993)    3.04     (152,823)    3.05
  Cancelled or expired  . . . . . .           -        -            -        -

  Outstanding end of year   . . . .     598,290    $5.87      474,683    $3.55

  Exercisable end of year   . . . .     565,290    $5.35      435,963    $3.12
  Available for grant   . . . . . .     290,460        -           60        -


NOTE 10.  STOCKHOLDERS EQUITY








Changes in components of stockholders' equity for the years 1992 through 1994 follow:

(Dollars in thousands except share data)

                                                                                      Cumulative         No. of Shares
                                         Common    Additional   Treasury    Accum.    Translation        Common Stock
                                         Stock       Capital      Stock     Deficit
                                                                                      Adjustment            Issued

Balance at
  December 31, 1991                    $   3,013    $ 36,323     $     -    $(32,124)   $    700           3,013,361


Net income                                    -           -           -       5,513           -                    -

Company's 1991 Investment
  Plan contribution                          20          59           -           -           -               19,675

Stock dividend-10%                          303         948           -      (1,251)          -              303,292


Exercise of stock options                    21          56           -           -           -               21,390

Treasury stock acquired                       -           -         (66)          -           -                    -
Current year translation adjustment           -           -           -           -      (1,206)                   -

Balance at
  December 31, 1992                    $  3,357      $ 37,386     $ (66)    $ (27,862)   $  (506)          3,357,718





Net income                                    -           -           -       4,696           -                    -

Company's 1992 Investment
  Plan contribution                          32         267           -           -           -               31,606

Exercise of stock options                   106         286           -           -           -              106,723

Stock dividend-10%                          350       2,908           -      (3,258)          -              349,605



Treasury stock retired                        -           -          66         (80)          -                    -
Current year translation adjustment           -           -           -           -          62                    -
Balance at
  December 31, 1993                    $  3,845    $ 40,847     $     -    $(26,504)   $   (444)           3,845,652

Net income                                    -           -           -       6,825           -                    -

Company's 1993 Investment
  Plan contribution                          25         297           -           -           -               24,591

Exercise of stock options                    24          55           -           -           -               23,630

Stock dividend-10%                          389       5,319           -      (5,708)          -              389,387



Current year translation adjustment           -           -           -           -         (11)                   -
Balance at
  December 31, 1994                    $  4,283    $ 46,518     $     -    $(25,387)   $   (455)           4,283,260




On October 26, 1993, the Company declared a 10 percent stock dividend to shareholders of record November 10, 1993, paid on December 14, 1993. The transaction was valued based on the closing market price of the Company's stock on October 25, 1993. Accumulated deficit was charged $3,258,000 as a result of the issuance of 349,605 shares of the Company's common stock and cash of $5,000 was paid in lieu of fractional shares.

On October 26, 1994, the Company declared a 10 percent stock dividend to shareholders of record November 9, 1994, paid on December 15, 1994. The transaction was valued based on the closing market price of the Company's stock on October 25, 1994. Accumulated deficit was charged $5,708,000 as a result of the issuance of 389,387 shares of the Company's common stock and cash of $7,000 was paid in lieu of fractional shares.

The Company has 1,000,000 authorized, but unissued, shares of no par preferred stock.





                                                 PORTEC, Inc. 1994 Annual Report

NOTE 11.  COMMITMENTS AND CONTINGENT LIABILITIES

There are various lawsuits and claims pending against the Company. In the opinion of management, any liabilities that may result from such lawsuits and claims will not materially affect the consolidated financial position of the Company. The Company has provided for the estimated costs of any known losses.

The Company leases the Shipping Systems Division facility in Oak Brook, Illinois, the Railway Maintenance Products Division facility in Huntington, West Virginia, the corporate headquarters in Lake Forest, Illinois, the PORTEC, Ltd. (Canada) offices in Lachine, Quebec, several other properties and various transportation and data processing equipment.

Future minimum rent payments for major operating leases as of December 31, 1994, which expire on or after December 31, 1995, are as follows:

(Dollars in thousands)

Year ending December 31,
  1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $500
  1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       507
  1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       310
  1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       201
  1999  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       157
  Later years   . . . . . . . . . . . . . . . . . . . . . . . . . . .         0

  Total minimum payments  . . . . . . . . . . . . . . . . . . . . . .     $1,675


Amortization of deferred gains from a sale and lease-back transaction reduced base rents for operating leases by $486,000 for 1992.

Net rent expense of $618,000, $412,000 and $366,000 was recorded in 1994, 1993 and 1992, respectively.

The Oak Brook, Illinois, office lease may be cancelled on February 1, 1996, with six months' written notice.


NOTE 12.  OTHER EXPENSE

Other expense reflects legal and other related expenses associated with a case entitled Northern Engineering Industries plc, Parsons-Pebbles Electric Products Inc. and NEI Cranes Ltd. vs. Portec, Inc. (RMC Division) which was finalized in 1994.

NOTE 13.  UNAUDITED QUARTERLY FINANCIAL INFORMATION

Included in the results of operations for the three months ended December 31, 1994, was a net gain of $707,000 related to a settlement of a judgment on a case entitled Northern Engineering Industries plc, Parsons-Pebbles Electric Products Inc. and NEI Cranes Ltd. vs. Portec, Inc. (RMC Division).

(Dollars in thousands except per share data)

                                                                  First        Second        Third         Fourth
                                                                 Quarter       Quarter       Quarter       Quarter



1994
Net Sales   . . . . . . . . . . . . . . . . . . . . . . .      $  25,500     $ 27,687      $ 23,160      $ 20,127
Gross Margin  . . . . . . . . . . . . . . . . . . . . . .          8,343        8,768         6,499         5,811
Income before income taxes  . . . . . . . . . . . . . . .          2,314        2,648         1,190         1,173
Income tax provision  . . . . . . . . . . . . . . . . . .            500          443          (232)         (211)






Net Income  . . . . . . . . . . . . . . . . . . . . . . .      $   1,814     $  2,205      $  1,422      $  1,384

Earnings per common share   . . . . . . . . . . . . . . .      $     .40     $    .48      $    .31      $    .30



(Dollars in thousands except per share data)
                                                                  First        Second        Third         Fourth
                                                                 Quarter       Quarter       Quarter       Quarter



1993
Net Sales   . . . . . . . . . . . . . . . . . . . . . . .      $  20,094     $ 21,913      $ 18,009      $ 16,308
Gross Margin  . . . . . . . . . . . . . . . . . . . . . .          6,185        6,593         5,633         5,611
Income before income taxes  . . . . . . . . . . . . . . .          1,438        1,747           924           850
Income tax provision  . . . . . . . . . . . . . . . . . .            327          260            20          (344)

Net Income  . . . . . . . . . . . . . . . . . . . . . . .      $   1,111     $  1,487      $    904      $  1,194

Earnings per common share   . . . . . . . . . . . . . . .      $     .25     $    .33      $    .20      $    .27





NOTE 14.  FINANCIAL INFORMATION BY BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Pages 4 through 11 of this Annual Report to Stockholders contain certain information by business segments and geographic areas for the years 1990 through 1994.

The following table summarizes additional financial information by business segments for the years 1994, 1993 and 1992.

(Dollars in thousands)                               1994      1993    1992

DEPRECIATION AND AMORTIZATION
Construction Equipment  . . . . . . . . . . . . .     $1,022    $   817   $  807
Materials Handling  . . . . . . . . . . . . . . .        337        247      219
Railroad  . . . . . . . . . . . . . . . . . . . .        601        359      317
Corporate   . . . . . . . . . . . . . . . . . . .         52         55       33
  Total   . . . . . . . . . . . . . . . . . . . .     $2,012    $ 1,478   $1,376


CAPITAL EXPENDITURES
Construction Equipment  . . . . . . . . . . . . .     $2,231    $   681   $  382
Materials Handling  . . . . . . . . . . . . . . .        397        283       95
Railroad  . . . . . . . . . . . . . . . . . . . .        938        859      463
Corporate   . . . . . . . . . . . . . . . . . . .         35        307      257
  Total   . . . . . . . . . . . . . . . . . . . .     $3,601    $ 2,130   $1,197



NOTE 15.  LITIGATION SETTLEMENT

On July 10, 1992, the U.S. Court of Appeals for the Federal Circuit reduced a judgment against the Company in a case entitled The Read Corporation and F. T. Read & Sons, Inc. vs. Portec, Inc. The Court of Appeals affirmed the Company's liability for infringement of one of the two patents involved in this case; reversed liability for infringement of the other patent; vacated the enhanced damages against the Company; vacated the award of attorney fees to Read; and remanded the case to the U.S. District Court for the District of Delaware for modification of its injunction and for reconsideration of the award of attorney fees in light of this decision. The net reduction in accrued litigation expense




                                                 PORTEC, Inc. 1994 Annual Report

was $3,300,000. On September 29, 1992, a settlement of $1,900,000 was reached with Read for the unreduced portion of the original judgment, post judgment interest, costs and attorneys fees. The Company had accrued the original judgment at December 31, 1989.

On November 16, 1994, the Company entered into a settlement agreement in a case entitled Northern Engineering Industries plc, Parsons-Pebbles Electric Products Inc. and NEI Cranes Ltd. vs. Portec, Inc. (RMC Division). The terms of the agreement resulted in the recognition of a net increase in operating income of $419,000 in 1994.


NOTE 16.  ACQUISITIONS

In October 1993, Portec, Ltd., a wholly-owned Canadian subsidiary of the Company, acquired for cash of $1,828,000 and an earnout based on future production, certain assets of Allegheny International Canada, Ltd., a manufacturer of rail anchors.

In April 1994, the Company acquired certain assets of Count Recycling Systems, Inc., a supplier of materials recovery facilities in the sorting and recycling of residential and commercial solid waste.

In July 1994, the Company acquired certain assets of Innovator Manufacturing, Inc. and Portec, Ltd., a wholly-owned Canadian subsidiary of the Company, acquired the outstanding shares of Innovator Holdings. Innovator Manufacturing, Inc. is a leading producer of equipment used for the processing of green yard waste, waste wood and demolition debris.

The two businesses acquired in 1994 were acquired for cash of approximately $3,908,000 and earnouts to be based upon the future profitability of the respective businesses. The earnouts are payable annually for a period of three years.

All of the acquisitions in the two-year period ended December 31, 1994, have been accounted for as purchases. The operating results of each acquisition have been included in the Company's consolidated statements of income since the date of acquisition. Assuming the 1994 acquisitions occurred on January 1, 1993, the Company estimates that consolidated net sales would have been increased by 5 percent and 10 percent in 1994 and 1993, respectively, while net income would not have been materially different from amounts reported in 1994 and approximately 11 percent more than reported in 1993. Goodwill acquired, aggregating $3,263,000, will be amortized over no more than fifteen years using the straight-line method.

NOTE 17.  RESTRUCTURING COSTS

In 1989, the Company sold the operations of its track machinery business and consolidated its former domestic manufacturing facilities into a single manufacturing facility in Huntington, West Virginia. Excess properties located in Troy, New York, and Pittsburgh, Pennsylvania, are included in the balance sheet under the caption Assets Held For Sale at the lower of their cost or estimated net realizable value.

Management estimates that the gain from the sale of the Company's track machinery business combined with the anticipated gains from the sale of the related Assets Held For Sale will offset the costs of consolidation of the Railway Maintenance Products Division. Accordingly, the Company has deferred the costs of consolidation of the Railway Maintenance Products Division. A net deferred charge of $1,194,000 is reflected in the balance sheet as a part of Other Assets and Deferred Charges at December 31, 1994, 1993 and 1992. The






Company expensed $190,000 and $334,000 in 1993 and 1992, respectively, relating to costs and maintenance of Assets Held For Sale since management does not expect gains to be sufficient to offset these additional costs.



REPORT OF INDEPENDENT ACCOUNTANTS













To the Stockholders and
Board of Directors of
PORTEC, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and accumulated deficit and of cash flows present fairly, in all material respects, the financial position of PORTEC, Inc. and its subsidiaries at December 31, 1994, and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP



Chicago, Illinois
February 16, 1995


CORPORATE INFORMATION
BOARD OF DIRECTORS

J. GRANT BEADLE, 62, has been a director since 1984. From October 1991 to June 1993, he served as Associate Director at The Institute for the Learning Sciences at Northwestern University in Chicago, involved in educational research. Currently, he serves as Chairman of the Advisory Board for the Institute. Prior





                                                 PORTEC, Inc. 1994 Annual Report

to this, Mr. Beadle was Chairman and Chief Executive Officer of Union Special Corporation, a Chicago-based manufacturer of industrial sewing machines. He held this position from 1984 through 1991 and spent over 30 years with the firm. Mr. Beadle also serves as a director for Woodward Governor Company, Batts, Inc. and Oliver Products Company. * o !

ALBERT FRIED, JR., 65, has been a director since 1988 and Chairman of the Board since October 1989. For more than 10 years, Mr. Fried has been Managing Partner of Albert Fried & Company, a New York-based investment banking firm. He also is the Managing Partner of Buttonwood Specialists, L.P., specialists on the New York Stock Exchange. In addition, Mr. Fried is a member of the New York Stock Exchange, Inc., the New York Futures Exchange, Inc. and a director and vice chairman of
Oneita Industries, Inc., a manufacturer and marketer of activewear including T-shirts and fleecewear. He is also a director of various civic and philanthropic organizations. o

FREDERICK J. MANCHESKI, 68, has been a director since 1990. Mr. Mancheski is Chairman and Chief Executive Officer of Echlin, Inc., a Branford, Connecticut, manufacturer of products that improve motor vehicle safety and efficiency. He has held this position since 1969. Mr. Mancheski also is a director of RB&W Corporation. * !

JOHN F. MCKEON, 69, has been a director since 1987. Prior to his retirement in 1989, he served as President of Link-Belt Construction Equipment Company, owned by FMC Corporation and Sumitomo Heavy Industries Ltd. In addition, Mr. McKeon was Group Vice President of FMC Corporation, which manufactured construction equipment, a position he held for more than 10 years. He serves on the boards of Link-Belt Construction Equipment Company, LBS-Spa, Atwood Industries and Dumore Corporation. *

ARTHUR MCSORLEY, JR., 66, has been a director since 1977. He is President and a Director of Casey Company, a Pittsburgh-based construction management firm. Mr. McSorley has held this position with Casey and its predecessor company for more than 10 years. o !

ROBERT D. MUSGJERD, 71, has been a director since 1990. Prior to his retirement in 1991, he served as Senior Vice President -- Marketing for the Construction Equipment Division of Komatsu-Dresser Company, a worldwide construction equipment firm. He held the same position with its predecessor company, Dresser Industries, Inc., for more than seven years. * !

L. L. WHITE, JR., 67, has been a director since 1988. Mr. White served as Portec's Chairman of the Board from 1988 through 1989 and was acting Chief Executive Officer in December 1988. Prior to his retirement in 1984, Mr. White held a number of executive positions with Portec, most recently as Senior Vice President -- Commercial and Government Relations. Since then, he has been a private investor. o !

MICHAEL T. YONKER, 52, has been a director since 1989. He has served as Portec's President and Chief Executive Officer since December 1988. From 1981 through 1988, Mr. Yonker was Vice President and Drive Division Manager of P. T. Components, Inc., a Philadelphia-based manufacturer of industrial gear drives. Prior to P. T. Components, Mr. Yonker held several Division Manager positions with FMC Corporation. He also is a director for Crown Andersen, Inc., Modine Manufacturing Company and Woodward Governor Company. o




CODES






*   Member of the Audit Committee
o   Member of the Nominating Committee
!   Member of the Stock Option and
  Compensation Committee

OFFICERS

ALBERT FRIED, JR.
Chairman of the Board
MICHAEL T. YONKER
President and Chief Executive Officer
JOHN S. COOPER
Senior Vice President
NANCY A. KINDL
Vice President, Secretary, Treasurer and
Chief Financial Officer
GENERAL MANAGERS
JOHN S. COOPER
General Manager
Railway Maintenance Products Division
900 Freeport Road
Pittsburgh, Pennsylvania  15238
(412) 782-6000
(412) 782-1037-Fax
WALTER G. LOCK
President and General Manager
Construction Equipment Division
700 West 21st Street
Yankton, South Dakota  57078
(605) 665-9311
(605) 665-2623-Fax
JOHN F. O'BRIEN
President
PORTEC, Ltd.
2044 - 32nd Avenue
Lachine, Quebec  H8T 3H7
Canada
(514) 636-5590
(514) 636-5747-Fax
KEVIN C. RORKE
President and General Manager
Materials Handling Group
1 Forge Road
Canon City, Colorado  81212
(719) 275-7471
(719) 269-3750-Fax
L. J. "COOK" SIEJA
President and General Manager
Shipping Systems Division
122 W. 22nd Street, Suite 101
Oak Brook, Illinois  60521
(708) 573-4778
(708) 573-4659-Fax
GRAHAM TARBUCK
Managing Director
PORTEC (U.K.) Ltd.
Vauxhall Industrial Estate
Ruabon, Wrexham, Clwyd LL14 6UY
United Kingdom
44-978-820820
44-978-821439-Fax




                                                 PORTEC, Inc. 1994 Annual Report


STOCKHOLDERS' INFORMATION
STOCK TRANSFER AGENT AND REGISTRAR       COUNSEL
   (Communications concerning:           Schiff Hardin & Waite
   ostock transfer,                      Chicago, Illinois
   odividend disbursement,
   ochange of address,                   STOCK LISTING
   oloss of a stock certificate, or      New York Stock Exchange
   ononreceipt or loss of a dividend     Chicago Stock Exchange
check                                    Trading Symbol: POR
   should be directed to:)
Harris Trust and Savings Bank            EXECUTIVE OFFICES
Corporate Trust Operations - 11th Floor  PORTEC, Inc.
311 W. Monroe St.                        100 Field Dr, Ste 120
Chicago, Illinois  60606                 Lake Forest, Illinois 60045
(312) 461-6838                           (708) 735-2800
                                         (708) 735-2828-Fax
INDEPENDENT ACCOUNTANTS
Price Waterhouse
Chicago, Illinois

                                         FORM 10-K
ANNUAL MEETING                           A copy of Form 10-K for 1994, as filed
The Annual Meeting will be held at       with the Securities and Exchange
10:00 A.M. on                            Commission will be available to stock-
Tuesday, April 25, 1995, in Room 710 of  holders at no charge (except for
the                                      exhibits) after March 31, 1995, by
Union League Club, 312 South Federal     writing to the:
Street,                                  Secretary, PORTEC, Inc., One Hundred
Chicago, Illinois.                       Field Drive,
                                            Suite 120, Lake Forest, Illinois
                                         60045.






QUARTERLY STOCK & DIVIDEND INFORMATION

                                               First    Second    Third  Fourth
Common Stock Prices(1)                        Quarter  Quarter  Quarter  Quarter



1994 Common Stock Prices
  High  . . . . . . . . . . . . . . . . .     $ 13.63  $ 14.75  $ 15.50  $ 16.88
  Low   . . . . . . . . . . . . . . . . .       10.25    12.25    12.50    11.75


1993 Common Stock Prices
  High  . . . . . . . . . . . . . . . . .     $ 12.50  $ 15.13  $ 14.50  $ 12.63
  Low   . . . . . . . . . . . . . . . . .        6.63    10.13     8.88     9.25

(1) The high and low prices are based on prices as reported on the Composite Tape. Stock dividends of 10% were paid in December 1992, 1993 and 1994.