Form 10-K405, Exhibit 13
period 1995-12-31
PORTEC INC
filed 1996-03-27
CIK 79570

COMPANY PROFILE


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

                      o   Aggregate Equipment    o  Produce and recycle crushed
                                                    stone, sand and gravel-
                                                    the primary components
                                                    of asphalt and concrete.

(Pie Chart Depicting 38% of Sales)



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



MATERIALS HANDLING

                      o  Specialty Belt Conveyors  o  Automate handling of
                                                      baggage, packages, food
                                                      and pharmaceutical
                                                      products, newspapers, etc.
                                                      to lower material handling
                                                      costs.
(Pie Chart Depicting 26% of Sales)


                      o  Recycling Conveyors and   o Separate glass, plastics
                         Systems                     and metals from municipal
                                                     solid waste for recycling,
                                                     also reducing landfill
RAILROAD PRODUCTS                                    requirements.


                      o  Track Components          o Fasten rails to rails and
                                                     rails to ties in railroad
                                                     and mass transit track
                                                     systems worlwide.
(Pie Chart Depicting 36% of Sales)

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



CONTENTS

Letter to Stockholders and Employees                                           2
Construction Equipment Segment                                                 4
Materials Handling Segment  . .                                                6
Railroad Products Segment   . .                                                8
Business Segments   . . . . . .                                               10
Geographic Areas  . . . . . . .                                               11
Management's Discussion and Analysis                                          12
Consolidated Statements of Income   .                                         17
Consolidated Balance Sheets   .                                               18
Consolidated Statements of Cash Flows                                         19
Notes to Consolidated Financial Statements  . . . . . . . . . . .             20
Report of Independent Accountants   .                                         33
Corporate Information   . . . .                                               34
Stockholders' Information   . .                                               36








FIVE-YEAR SUMMARY

    For Years Ended December 31

(Dollars in thousands)(1)                                1995         1994        1993         1992        1991
INCOME AND OPERATING DATA
Net sales                                               $ 97,072     $ 96,474    $ 76,324     $ 68,638    $ 65,027
Cost of products sold                                     68,539       65,681      51,387       46,232      45,262
Selling, general and administrative expense               19,974       21,718      18,309       13,854      16,052
Depreciation and amortization                              2,173        2,012       1,478        1,376       1,493
Loss on impaired assets                                    2,372            -           -            -           -
Other income, net                                            578        1,091         559          378       1,054
Interest expense                                           1,680          829         750        1,220       1,665
Income before income taxes and
  extraordinary credit                                     2,912        7,325       4,959        6,334       1,609
Income tax provision                                          14          500         263          821       1,064
Income before extraordinary credit                         2,898        6,825       4,696        5,513         545
Extraordinary credit - tax loss carryforward                   -            -           -            -         262
Net income                                                 2,898        6,825       4,696        5,513         807

FINANCIAL DATA
Working capital                                         $ 19,375     $ 12,797    $  8,554     $  7,924    $  4,543
Property, plant and equipment-net                         14,171       13,372      12,129        9,671      10,053
Total assets                                              57,818       57,522      42,478       38,045      38,707
Long-term debt                                            10,117        7,623       5,277        8,094      10,408
Stockholders' equity                                      28,028       24,959      17,744       12,309       7,912

                         (2)
PER SHARE OF COMMON STOCK
Income before extraordinary credit                           .63         1.49        1.05         1.37         .14
Extraordinary credit - tax loss carryforward                   -            -           -            -         .06
Net income                                                   .63         1.49        1.05         1.37         .20
Stockholders' equity-end of year                            6.47         5.83        4.19         3.03        1.97
Average shares outstanding                             4,596,469    4,572,468   4,464,877    4,034,571   3,994,365

Number of employees                                          637          779         619          518         499
Number of stockholders                                     1,262        1,335       1,412        1,473       1,527

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


TO OUR STOCKHOLDERS AND EMPLOYEES:

The year 1995 was one of both successes and disappointments for Portec. Our Materials Handling segment and our U.S. railroad products business produced excellent results despite the fact that the general economy was weaker in 1995 than in 1994. However, several other businesses, including our Construction Equipment segment, did not perform as anticipated.

SALES UP, NON-RECURRING CHARGE TAKEN
Sales in 1995 reached $97.1 million. This was up slightly from $96.5 million in 1994.







                                                 PORTEC, Inc. 1995 Annual Report

Net income in 1995 was $2.9 million, down from $6.8 million in 1994. A major factor contributing to the decline was a $2.4 million non-recurring charge taken in the fourth quarter of 1995. This special charge resulted from the write down of certain inventories and goodwill related to the 1994 acquisition of Innovator Manufacturing. Income before the non-recurring charge was $5.3 million.

Stockholders' equity at year-end 1995 reached $28.0 million. This represents a 12% increase over the year earlier level of $25.0 million and continues the favorable trend of recent years.

SEGMENT RESULTS MIXED
Sales volume of our Construction Equipment segment fell 5% to $36.9 million, from 1994's $38.8 million. The over-riding challenge for the business in 1995 was the assimilation of Innovator Manufacturing, Inc. which we acquired in the third quarter of 1994. Sales of Innovator products were approximately half of our forecast for the year and profitability was negative. In addition, our traditional Construction Equipment business, which had produced excellent results in 1994, suffered from the attentions directed to the Innovator start-up.

Assessing the situation at the end of the year, we decided that $1.2 million of inventory acquired with Innovator, and $1.2 million of goodwill associated with the purchase transaction should be written off, resulting in a special non-recurring charge of $2.4 million. As a result of this charge, the Construction Equipment segment produced a $1.0 million operating loss in 1995, compared to a $2.9 million profit in the prior year.

The sales volume of our Railroad Products segment in 1995 declined to $35.4 million from 1994's $40.7 million, a 13% decrease. Volume declines at Shipping Systems, Portec, Ltd. and Portec (U.K.) Ltd. more than offset the volume improvement at Railway Maintenance Products. Impacted by the lower volume, segment operating profit declined from $3.0 million in 1994 to $1.5 million in 1995.

The three businesses in our Materials Handling segment; Flomaster, Pathfinder and Count Recycling, all had impressive results in 1995. Each business showed sales and earnings improvements over the prior year. In total, the Materials Handling segment had sales volume of $24.8 million, a 46% increase over 1994 sales of $16.9 million. Operating income for the segment increased by more than 60%, to $4.0 million, compared with $2.5 million in 1994.

THE YEAR IN PERSPECTIVE
Although the overall 1995 results were below our expectations, we are not discouraged. We have made a commitment to expand the Company's sales and earnings through both internal growth and acquisitions. We did this successfully in the period from 1991 to 1994, raising our sales levels nearly 50% following a major restructuring.

We are aware that growth through acquisitions presents certain risks, and our 1995 results were negatively affected by the purchase of Innovator, which did not go as well as expected. The Count Recycling acquisition has been very successful, however, and has helped our 1995 performance.

While we are very mindful that our stock declined approximately 25% during 1995, we are more committed than ever to increasing shareholder value. Towards this end, we intend to continue pursuing increased sales and profitability. The major elements of our growth strategy have not changed, and they are:

 1) to introduce five to ten new products each year. In 1995, our expenditures for research and development exceeded $900,000, nearly twice the level of recent years,

 2)     to seek acquisitions in related businesses,

 3) to emphasize continuous cost reduction,productivity improvement and quality improvement. In 1995, our expenditures on new plants and equipment were $3.1 million, more than 50% higher than our current depreciation charges, and



 4) to increase our sales to international markets. In 1995, our exports from the U.S. were $12.8 million, down slightly from $13.1 million in 1994. The decline was attributable to a decrease in our sales to Mexico, where the market for construction equipment was very weak. Excluding Mexico, our export sales were up 5% from 1994. Overall, our shipments to foreign markets have grown by more than 90% since the beginning of the decade.






OUTLOOK
We are looking for better performance in the coming year. Our Railroad Products segment should benefit from strength in the U.S. railroad industry. Railroad freight traffic continues to set new records each year, reflecting advantages in fuel efficiency, lower pollution and public safety. Consolidations now occurring within the industry should improve the efficiency of rail carriers and the service levels for railroad customers. Return on investment for major railroads also set records in 1995, and we expect to see increases in investment and maintenance expense on the track system in 1996. This should allow continued growth in our track components business.

At both Portec, Ltd. and Railway Maintenance Products, we are pushing ahead with cost reduction programs to improve our manufacturing efficiency and profit margins. In the United Kingdom, we are aggressively pursuing any rail products business which is available. We are also seeking new opportunities for material handling equipment in the U.K. and European markets.

In the Construction Equipment segment, we expect 1996 to show relatively modest growth in residential construction and infrastructure spending, and above average growth in commercial/industrial construction. Overall, this produces a growth forecast of approximately 3.5% in aggregate production, an important indicator of market strength for our traditional rock crushing, screening and conveying products. In addition, we expect continued diversion of materials such as used asphalt and concrete, demolition material and green waste away from landfills and into useful byproducts. This should produce above average growth in the markets for our recycle crushers and screens, as well as for Innovator products.

Internally, 1996 will be a rebuilding year for our Construction Equipment business. The Innovator acquisition drained resources from our traditional product lines in 1995, and we intend to regain the positive momentum on these products that was evident in 1993 and 1994. Specific efforts include design improvements to increase field performance, introduction of new models to fill out certain product lines and improvements in our manufacturing process to lower cost and shorten lead times.

We expect our Materials Handling segment to grow in 1996, although probably at a lower rate than in 1995. The above average growth of airline passenger seat miles worldwide will continue to create needs for Flomaster conveyors in baggage




                                                 PORTEC, Inc. 1995 Annual Report

handling applications. In addition, intense pressure to reduce costs will drive automation of material handling operations in most businesses which manufacture or handle a physical product, creating demand for both Pathfinder and Flomaster products. Finally, the broad trend toward recycling materials - rather than landfilling them - is continuing. We expect Count Recycling to see additional growth in 1996. We are also actively looking for acquisitions which are logical additions to this segment.

We appreciate the continued support from our stockholders and Board of Directors. We also thank our customers for their valued business and our employees for their dedication and commitment to the Company's success.





Albert Fried, Jr.             Michael T. Yonker
Chairman of the Board         President and CEO









(3 photographs of equipment as described by captions)


                                                              A Pioneer
                                                              jaw
                                                              crusher,
                                                              screens and
                                                              conveyors
                                                              producing
                                                              aggregate
                                                              in a
                                                              Minnesota
                                                              quarry.

















 This Kolberg sand classifying
 system utilizes a new PC-based
 Spec-Select control.




























                                                              An
                                                              Innovator
                                                              1042 Tumble
                                                              Grinder
                                                              processing
                                                              heavy yard
                                                              waste.





CONSTRUCTION EQUIPMENT SEGMENT

Portec's Construction Equipment Division is headquartered in Yankton, South Dakota, and accounted for 38% of total Company sales in 1995. Historically, the division's product lines have been used by the construction and road building industries for the production of crushed stone, sand and gravel - the basic raw materials for concrete and asphalt. In recent years, new products have been added which have applications in environmental markets, primarily soil remediation, sludge treatment and green waste processing.

1995 FINANCIAL PERFORMANCE
During 1995, the Construction Equipment segment had sales of $36.9 million, a 5% decline from $38.8 million in 1994. The $1.9 million sales decline includes the loss of $2.3 million in sales of chemical processing products, a business which was divested in late 1994. Sales were increased by a full year's sales of Innovator products in 1995 but were offset by declines in conveying equipment and in screens and pugmills for soil remediation. The segment experienced an operating loss of $1.0 million due to lower volume and a $2.4 million non-recurring write down associated with the acquisition of Innovator Manufacturing, Inc. in July of 1994.

INNOVATOR UPDATE
In 1995, we devoted a great deal of effort to assimilating the Innovator product lines into our Construction Equipment Division. Early in the year, production was transferred to our Yankton manufacturing plant, and sales responsibility was added to our existing Construction Equipment dealers.
Unfortunately, in both manufacturing and in the market, we found that we had underestimated the challenge. In the plant, it took longer than expected to integrate the Innovator products. Even after we had achieved full production, we found that manufacturing costs were higher than anticipated, lowering margins and profitability.

In the market, we found it difficult to gain wide acceptance for the unique Innovator designs. We also determined that many of our existing dealers were not able to provide the necessary sales support for these complex, application sensitive, machines. At the end of the year, Innovator volume totalled approximately half of the $8 million which we had budgeted for the year, and profitability was negative.

We still believe there is a large market for green waste grinders with above average growth. We also believe that there are distinct efficiency and safety advantages to the patented Innovator Tumble Grinder. In 1996, we will institute design changes to broaden the range of applications for grinders, introduce a new lower cost rotary screen, realign our dealer network and focus on specific applications.

AGGREGATE/RECYCLE PRODUCTS
Sales of our traditional crushers, screens, washing equipment and conveyors were down approximately 8% from their strong showing in 1994. This decline reflects both a slowing of the overall market, and the distractions of the Innovator start-up. Despite lower volume, a number of achievements were realized which should help us in future years. A small portable jaw crusher was added to our product line to allow contractors to process waste material, such as bricks and concrete blocks, on site for use as fill, rather than trucking these materials to a disposal facility. We also introduced an improved solid state control system called Spec-Select for sand classifying systems improving control of product gradation while reducing cost per ton of production. Additionally, we redesigned our most popular portable screening plant, allowing it to handle a broader variety of materials.

LINE             PRODUCTS            APPLICATION                MARKET              SALES CHANNELS
Pioneer o Crushers              o Production, sizing,cleaning  Construction         Direct & through dealers
&       o Conveyors & stackers    & handling of bulk materials Mining               to end-users
Kolberg o Screens & feeders     o Soil remediation             Roadbuilding
        o Washers & classifiers o Sludge treatment             Recycling
        o Pugmills                                             Environmental remediation





Innovator o Tumble grinders     o Size reduction for green waste, o Recycling        Direct & through dealers
          o Tub grinders          wood waste & demolition debris  o Composting       to end-users
          o Trommel screens     o Sizing & cleaning of
                                  sticky materials









 (3 photographs of equipment as described by captions)




                                                              This
                                                              Flomaster
                                                              Spiral Lift
                                                              operates as
                                                              a drying
                                                              station in
                                                              a book
                                                              binding
                                                              process.


















 Pathfinder introduced this pallet
 truck to operate in unmanned ADS systems.


















                                                        This Count Recycling
                                                        McMRF 500 sorts up to 50
                                                        tons of aluminum, steel,
                                                        plastic and glass
                                                        containers  per shift.









                                                 PORTEC, Inc. 1995 Annual Report

MATERIALS HANDLING SEGMENT


Portec's Materials Handling segment consists of three business units - the Flomaster Division and the Pathfinder Division, located in Canon City, Colorado, and Count Recycling Systems in Des Moines, Iowa. In 1995, this segment accounted for 26% of total Portec sales. Product lines include specialty belt conveyor components, electronic wire guidance packages for lift trucks and conveyor systems for solid waste recycling.

1995 FINANCIAL PERFORMANCE
Our Materials Handling segment sales increased 46% in 1995, rising to $24.8 million compared with the year earlier level of $16.9 million. Although each of the three divisions in this segment contributed to the increase, more than two-thirds of the gain came from Count Recycling, which experienced strong growth in 1995, and whose results were included for 12 months in 1995 compared to 8 months in 1994. Operating profit in 1995 reached $4.0 million, a 60% increase over the $2.5 million reported for 1994. As with sales, all operations contributed to the profit gain.

1995 HIGHLIGHTS
Flomaster's line of specialty belt conveyors continued to grow as a broad variety of manufacturers, retailers, package handlers and others seek to reduce their costs and increase their productivity through automated materials handling. Strong sales of conveyors for baggage handling at new or upgraded airports in the U.S. and in the Pacific Rim also contributed to the division's success.

During the year, Flomaster completed a 30,000 square foot plant expansion, allowing us to maintain high service levels to our customers, despite increasing volume levels. Also in 1995, we received ISO 9002 quality registration and installed the first elements of a new business system which will improve product cost accuracy and production/inventory control functions. Finally, Flomaster introduced a cost reduced power turn to compete in the economy segment of the market.

Sales of our Pathfinder automatic steering devices for industrial lift trucks were up more than 50% in 1995. This increase reflects overall strength in the lift truck market, as well as the successful launch of a new lift truck design by one of our major OEM customers. During the year, we started full production on Pathfinder II, an upgraded steering unit with greater reliability and easier OEM installation.

In 1995, Pathfinder obtained five new installations for their ADS unmanned truck system, which automatically delivers material along a predetermined path. The sales focus was shifted directly to end users from our initial approach through lift truck dealers.

Count Recycling is a supplier of systems for the receiving, sorting and processing of post-consumer recyclables. Count Recycling was acquired by Portec in the second quarter of 1994. During 1995, Count Recycling more than doubled its sales volume and is now the leading supplier of recycling systems for glass, plastic, steel and aluminum containers. In addition, Count Recycling is now a significant supplier of sorting and handling equipment for recycled fibers such as paper and cardboard. Many of the fiber conveyors for Count Recycling systems are manufactured in our Flomaster facility.

During 1995, Count Recycling introduced a new roller chain belt conveyor and a new model of our eddy current aluminum separator. We also installed our largest system to date, a McMRF 1000 capable of handling up to 10 tons per hour of commingled recyclables.




UNIT          PRODUCTS               APPLICATION                   MARKET                        SALES CHANNELS
Flomaster   o Belt power turns     o Transportation of materials  o Baggage & package handling  o Direct & through
            o Spiral belt conveyors  through turns & from         o Warehousing & distribution    representatives to
            o Angle merge conveyors  one level to another           Printing                      OEM's & end-users
                                                                  o Food & pharmaceutical


Pathfinder  o Electronic wire guidance o Automatic steering for   o Warehousing & distribution  o Direct & through
              for lift trucks            manned lift trucks       o General industry              representatives to
                                       o Automatic control of     o Hospitals                     OEM's & end-users
                                         unmanned lift trucks



Count Recycling o Conveyor systems  o Handling & sortation        o  Municipal & private materials o Direct & through
                                      of solid waste                 recycling facilities            representatives to end-
                                                                                                     users












(3 photographs of equipment as described by captions)


                                                              Portec
                                                              bonded rail
                                                              joints are
                                                              used in
                                                              high
                                                              tonnage
                                                              welded rail
                                                              systems.



















                                                 PORTEC, Inc. 1995 Annual Report




 This Centrac solid stick lubricator
 reduces wheel to rail wear and
 unwanted noise on transit cars.



















                                                              Shipping
                                                              Systems
                                                              supplied
                                                              the chain
                                                              hold-down
                                                              system for
                                                              the
                                                              Department
                                                              of Defense
                                                              flatcars.






RAILROAD PRODUCTS SEGMENT

The Railroad Products segment includes four business units: The Railway Maintenance Products Division in Pittsburgh, Pennsylvania; the Shipping Systems Division in Oak Brook, Illinois; Portec, Ltd. in Lachine, Quebec; and Portec (U.K.) Ltd., our British subsidiary located in North Wales. In 1995, Railroad Products accounted for 36% of total Portec sales. Product lines include a broad range of track components including rail joints, rail anchors and lubricators, securement devices for holding loads on railroad cars and jacking systems for railroad car repair facilities.

1995 FINANCIAL PERFORMANCE
Sales of our Railroad Products segment totalled $35.4 million in 1995, a 13% decline from $40.7 million reported in 1994. Operating profit declined from $3.0 million in 1994, to $1.5 million in 1995, due mainly to lower volume and to a lesser degree, losses from Portec (U.K.)'s PVH operation which was divested during the third quarter.

1995 HIGHLIGHTS
Most of the volume decline in 1995 occurred in our Shipping Systems Division which supplies securement systems for fastening a wide variety of loads to railcars. Shipping Systems enjoyed a large volume of business in 1994 related to locking devices for container railcars. In 1995, production of these container cars dropped significantly, and the volume of our container locks declined accordingly. Shipping Systems offset some of the weakness in container lock business by emphasizing other applications. During the year, we saw significant orders for constant tension winches for log cars and for chain and winch tie downs for military flat cars. However, Shipping Systems will continue to show year to year volatility as new car designs are developed, put into production, peak and then taper off.

The Canadian railroad industry is experiencing a difficult period. The Canadian National Railroad, a former crown agency is being privatized while the other major railroad, Canadian Pacific, is going through a major restructuring. Reflecting the generally poor financial results of the industry, sales of rail anchors by our Canadian subsidiary, Portec, Ltd., were down slightly from 1994 and pricing pressure was intense. During the year, we installed a new forming press in our anchor manufacturing plant and refined our anchor design in order to reduce unit costs. Further cost reduction and greater penetration of rail anchor markets outside Canada will be the major objective in 1996.

In the United Kingdom, the impending privatization of British Rail created a soft market for the rail lubrication products supplied by Portec (U.K.) Ltd. Also, during the third quarter, Portec (U.K.) Ltd. exited the general steel fabrication business by closing its PVH Industries plant. Concurrently, several of PVH's proprietary materials handling product lines were transferred to the Portec (U.K.) Ltd. manufacturing facility.

The bright spot in our Railroad Products segment in 1995 was the U.S. track components business served by our Railway Maintenance Products Division. Sales and operating profit of this business were up approximately 15%, reflecting a record freight volume carried by U.S. railroads, and market share gains in some product lines.

A major factor for success in the track components business is cost leadership. We improved our cost position dramatically during the late 1980's by consolidating three production facilities into our current manufacturing plant in Huntington, West Virginia. During 1995, we continued the search for lower costs through the purchase of new CNC drilling equipment and the initiation of an automation project for our joint bar processing line. In addition, our business system will be upgraded with new hardware and software in early 1996, further strengthening our competitive advantage.

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

Portec, Ltd.       o Rail anchors        o Transfer rail forces to ties

Shipping Systems   o Securement devices  o Secure loads to railcars    o Railroads & railcar lessors


BUSINESS SEGMENTS

                                                                                       PORTEC, Inc. 1995 Annual Report

(Dollars in thousands)                                     1995         1994         1993        1992        1991

NET SALES
Construction equipment                                  $ 36,947     $ 38,806    $ 29,922     $ 25,203    $ 25,393
Materials handling                                        24,755       16,943      12,394       12,979      11,235
Railroad                                                  35,370       40,725      34,008       30,456      28,399

   Total                                                $ 97,072     $ 96,474    $ 76,324     $ 68,638    $ 65,027

OPERATING PROFIT (LOSS)
Construction equipment                                  $ (1,015)    $  2,942    $  1,256     $     73    $   (305)
Materials handling                                         4,019        2,472       1,703        2,451       2,194
Railroad                                                   1,458        3,033       3,051        2,118       1,209
   Total                                                   4,462        8,447       6,010        4,642       3,098

General corporate and litigation expenses                   (448)      (1,384)       (860)       2,534        (878)
Interest expense                                          (1,680)        (829)       (750)      (1,220)     (1,665)
Other income                                                 578        1,091         559          378       1,054

Income before income taxes
   and extraordinary credit                             $  2,912     $  7,325    $  4,959     $  6,334    $  1,609

IDENTIFIABLE ASSETS AT DECEMBER 31
Construction equipment                                  $ 22,016     $ 26,251    $ 14,257     $ 13,274    $ 14,105
Materials handling                                        12,108        7,101       4,198        5,289       4,946
Railroad                                                  18,186       16,881      17,348       11,894      12,094

Corporate                                                  5,508        7,289       6,675        7,588       7,562

   Total                                                $ 57,818     $ 57,522    $ 42,478     $ 38,045    $ 38,707

GEOGRAPHIC AREAS


(Dollars in thousands)                                     1995        1994         1993        1992         1991


Net Sales
United States                                           $ 84,762     $ 81,852    $ 65,372     $ 55,593    $ 53,570
International (1)                                         12,310       14,622      10,952       13,045      11,457

   Total                                                $ 97,072     $ 96,474    $ 76,324     $ 68,838    $ 65,027


Export Sales                                            $ 12,781     $ 13,121    $  7,787     $  8,592    $  7,000


Operating Profit (Loss)
United States                                           $  6,696     $  7,801    $  4,448     $  2,808    $  1,847
International (1)                                         (2,234)         646       1,562        1,834       1,251
    Total                                                  4,462        8,447       6,010        4,642       3,098

General corporate and litigation
 expenses                                                   (448)      (1,384)       (860)       2,534        (878)
Interest expense                                          (1,680)        (829)       (750)      (1,220)     (1,665)
Other income                                                 578        1,091         559          378       1,054


Income before income taxes
   and extraordinary credit                             $  2,912     $  7,325    $  4,959     $  6,334    $  1,609



IDENTIFIABLE ASSETS AT DECEMBER 31
United States                                           $ 46,500     $ 44,962    $ 32,497     $ 31,892    $ 32,812

International (1)                                         11,318       12,560       9,981        6,153       5,895

   Total                                                $ 57,818     $ 57,522    $ 42,478     $ 38,045    $ 38,707




(1)         Sales in Canada were $5,892,000, $6,570,000, $7,789,000, $8,475,000 and $8,274,000 for 1995, 1994, 1993, 1992 and
            1991, respectively.  Sales in Canada were greater than 10% of total sales for 1993, 1992 and 1991.  Operating profits
            (loss) in Canada were $(1,623,000), $361,000, $1,251,000, $1,345,000 and $1,169,000 for the respective years.  The
            Canadian operating profits do not include the Corporate allocations.  Identifiable assets in Canada were $6,782,000,
            $7,885,000, $5,842,000, $4,135,000 and $3,470,000 for 1995, 1994, 1993, 1992 and 1991, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of the Company's financial condition and results of operations consists of the Business Segments and Geographic Areas information on pages 4 through 11, the Company's Financial Statements and notes thereto on pages 17 through 32, Five-Year Summary on page 1 and the following information:

RESULTS OF OPERATIONS
1995 COMPARED WITH 1994
Net sales for 1995 were $97,072,000, an increase of 1% from sales of $96,474,000 in 1994. Construction Equipment sales of $36,947,000 were 5% below those of the prior year due to weaker industry conditions in the market for aggregate and green waste processing equipment. Materials Handling net sales increased 46% to $24,755,000, reflecting the impact of an acquisition and stronger market conditions for both our traditional belt conveyor products and our automatic steering products for lift trucks. Railway Products sales of $35,370,000 were 13% below those of last year. The lower sales were the result of decreased demand for load securement systems for intermodal railcars and declines in our Canadian and U.K. rail business. Both the Canadian and British railroads are going through major restructuring programs. These were partially offset by a successful year in our railroad track components business. Export sales were down 3% to $12,781,000 as a result of decreased construction activity in Mexico.

Net income for 1995 was $2,898,000 compared with net income of $6,825,000 for 1994. The net income for 1995 included a non-recurring charge of $2,372,000 associated with the 1994 acquisition of Innovator Manufacturing, Inc. During the fourth quarter of 1995, management evaluated the progress of its Innovator product line and a related research and development operation in Canada. The overall market for grinding equipment was below our expectations and gaining wide market acceptance for the Innovator designs was more difficult than anticipated.

Based on these facts, a decision was made to close the research and development operation, curtail certain other activities and revalue finished goods inventory acquired in the initial transaction. Accordingly, unamortized goodwill of $1,216,000 was written off and the inventory was written down by $1,156,000 to net realizable value. Excluding these charges, net income in 1995 decreased by $1,555,000 due to lower gross margins and higher interest expense.

The Construction Equipment segment reported an operating loss in 1995 of $1,015,000 compared with operating profit of $2,942,000 in 1994. This decrease was due to the above Innovator charges and to lower margins resulting from the start up of manufacturing of the Innovator product line and a change in product mix. The operating profit of the Materials Handling segment increased from $2,472,000 in 1994 to $4,019,000 in 1995. The improved performance resulted from higher volume. The Railroad Products segment had operating profit of $1,458,000 in 1995 compared with $3,033,000 in 1994. The decline in operating profit reflected the lower sales volume and decreased margins resulting from pricing pressure.

Net other income decreased $513,000 in 1995. Net other income in 1994 included $1,102,000 in interest income resulting from the settlement of a legal case. During 1995, a gain of $250,000 was recorded on the sale of a portion of assets held for sale.

The cost of products sold, exclusive of depreciation and amortization, was 71% of sales in 1995 and 68% of sales in 1994. This reflected the lower margins of the Construction Equipment and Railway Product segments. Selling, general and administrative expense decreased $1,061,000 in 1995 due to lower professional fees and insurance expense. This was 21% of sales compared with 22% in 1994.

Interest expense of $1,680,000 in 1995 was $851,000 above the prior year due to additional floor plan financing and to the increase in the Company's borrowings. Borrowings were up as a result of two acquisitions made in 1994. Interest rates granted by a bank under the Company's credit agreement decreased during the year.

At December 31, 1994, a net deferred asset of $700,000 was reflected on the balance sheet after recording a valuation reserve of $4,110,000. At December 31, 1995, the valuation reserve was decreased $977,000 for deferred tax assets realized through reversing temporary differences. Based on management's estimation of future taxable income considering budgeted operating results and the uncertainty in the general economic outlook, no additional change was made to the valuation reserve.




                                                 PORTEC, Inc. 1995 Annual Report

Current assets at December 31, 1995, were up $890,000 due partially to an increase in other current assets. The change in other current assets resulted from a higher income tax receivable related to foreign operations.

The reduction in assets held for sale reflected the sale of the remaining property in Minneapolis, Minnesota. Goodwill was decreased by $929,000 which resulted from the write-off of the Innovator goodwill and normal amortization partially offset by the recording of $400,000 additional goodwill related to an earnout provision for a business acquired in 1994.

Current liabilities decreased from $22,764,000 at December 31, 1994, to $17,076,000 at December 31, 1995. The decrease reflected the payment of $1,200,000 on a domestic term loan and $3,046,000 on a Canadian term loan. Accounts payable decreased $1,422,000 due to reduced inventory purchases.

Long-term debt at December 31, 1995, was $10,117,000, an increase of $2,494,000 over the prior year. Current term debt of $4,246,000 and long-term debt of $2,400,000 was paid during 1995 using a long term revolving credit facility. These payments were partially offset by operating cash flow.

Total stockholders' equity increased $3,069,000 from December 31, 1994, to December 31, 1995, primarily due to earnings and to the issuance of stock upon the exercise of stock options. Treasury stock, purchased at a cost of $486,000 under the Company's stock repurchase program, was partially used for the Company's contribution to the Savings and Investment Plan for Company employees. The remaining treasury stock reduced stockholders' equity by $106,000.

Inflation, which was comparable to 1994, did not adversely affect the Company in 1995.

Bookings in 1995 were $95,848,000, a decrease of 5% from those of 1994. Both the Construction Equipment and Railroad Products segments experienced lower bookings in 1995 while the Materials Handling segment had a significant increase in orders. The year-end order backlog of $21,590,000 was 11% below the backlog at December 31, 1994.

1994 COMPARED WITH 1993
Net sales for the year ended December 31, 1994, were $96,474,000, an increase of $20,150,000 or 26% from the corresponding period in 1993. Construction Equipment sales of $38,806,000 were up 30% from the $29,922,000 sold in 1993 due to strong market conditions in the aggregate-related markets and to growth in new product introductions. Materials Handling net sales for 1994 were $16,943,000, a 37% increase over the same period in 1993. The acquisition of Count Recycling Systems, Inc. during the second quarter of 1994 contributed 62% of the overall increase. New product sales and an improved general economy resulted in the remaining increase. Railroad Products sales of $40,725,000 were 20% above those of last year. The high sales were primarily due to growth in railroad traffic in the domestic market and improved demand for rail products in foreign markets.

The Company's net income for the year ended December 31, 1994, was $6,825,000 compared with net income of $4,696,000 for 1993. The 45% increase in net income was attributed to higher sales volume and an increase in other income.

The Construction Equipment segment reported an operating profit for 1994 of $2,942,000 compared with $1,256,000 in 1993. This increase was due to the higher sales volume and improved gross margins. The acquisition of the assets of Innovator Manufacturing, Inc. in July of 1994 materially reduced the operating performance in the last two quarters of 1994 due to the disruption caused by the transfer of manufacturing to the Yankton plant. The operating profit of the Materials Handling segment increased from $1,703,000 in 1993 to $2,472,000 in 1994. Higher sales volume and some improvement in pricing resulted in this positive change. The Railroad Products segment had operating profit of $3,033,000 for 1994 compared with $3,051,000 in 1993. Gross margins were down in 1994 due to a shift in product mix.

Net other income increased from $559,000 in 1993 to $1,091,000 in 1994. The settlement of a case entitled Northern Engineering Industries plc, Parsons Pebbles Electric Products, Inc. and NEI Cranes, Ltd. vs. Portec, Inc. (RMC Division) resulted in the recording of $1,102,000 in interest income. Plant relocation expenses, lower sales commissions and reduced other interest income were offset by this gain. Other expense of $683,000 in 1994, $523,000 in 1993 and $225,000 in 1992 were legal and related expenses associated with the above case.

The Company's cost of products sold, exclusive of depreciation and amortization, was up from 67% in 1993 to 68% in 1994. The increase was attributable to the impact of the Innovator Manufacturing, Inc. production transfer and shifts in product mix. Selling, general and administrative expense of $21,035,000 was 22% of sales in 1994 compared with 23% in 1993. Depreciation and amortization increased $534,000 in 1994 compared with 1993. Amortization of $168,000 in 1994 related to goodwill from acquisitions. Depreciation expense was greater in 1994 due to the acquisition of fixed assets and capital expenditures made in 1994 and 1993.

Interest expense of $829,000 was up 11% above the prior year of 1993 due to the Company's higher interest rates, increased borrowing related to acquisitions and increased working capital needs. The 1994 income tax provision of $500,000 included $376,000 related to income tax on earnings of the Company's foreign subsidiaries. At December 31, 1993, a net deferred asset of $500,000 was reflected on the balance sheet after recording a valuation reserve of $7,074,000.

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

Current assets of the Company at December 31, 1994, were up $9,640,000 from the prior year. Accounts receivable, inventory and other current assets grew due to acquisitions and increased sales. The decrease in cash and cash equivalents of $1,881,000 during 1994 was attributable to acquisitions. At December 31, 1994, goodwill of $3,032,000 was due to the acquisition of Count Recycling Systems, Inc. and Innovator Manufacturing, Inc. Other assets and deferred charges increased by $931,000, primarily because of patents associated with the Innovator asset acquisition.

The increase in current liabilities from $17,367,000 to $22,764,000 during 1994 was partially the result of the assumption of the current portion of long-term debt associated with the acquisition of Innovator-Holdings which was used to finance working capital needs. Accounts payable and other accrued liabilities grew as a result of the working capital required to support the additional sales volume.

Long-term debt at December 31, 1994, was $7,623,000, an increase of $2,346,000 from the prior year. These funds along with the funds generated from operations were used primarily for capital expenditures and acquisitions.

The Company's stockholders' equity increased $7,215,000 from December 31, 1993, to December 31, 1994, to a level of $24,959,000, primarily due to earnings and




                                                 PORTEC, Inc. 1995 Annual Report

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

LIQUIDITY
On February 12, 1993, the Company entered into a credit agreement with a bank which was amended on April 26, 1994, and June 13, 1995. The amended agreement provides up to $15,300,000 of credit available as either cash or letters of credit. The provisions of the agreement include restrictive covenants relating to minimum net worth, interest coverage, net working capital and leverage ratio requirements and limit cash dividend payments and additional indebtedness.

On July 15, 1994, Portec, Ltd., a wholly-owned subsidiary of the Company, entered into an unsecured agreement with a bank for a term loan of $4,000,000. The term loan was paid in full during 1995.

The Company does not have available lines of credit beyond its existing bank agreement and is prohibited by the agreement from making other borrowings.

The Company presently has a facility for sale or lease in Troy, New York. Due to economic conditions and other factors, the efforts to sell this property have not been successful. A portion of property located in Minneapolis, Minnesota, was sold in March for cash. The remaining portion was sold in April. The Company accepted cash, a note receivable for $310,000 and deferred a gain on the same of $323,000. The property in Pittsburgh, Pennsylvania, has been leased on a long-term lease with an option to buy. The proceeds of these properties improved the Company's liquidity position.

Due to the seasonal fluctuation in the Company's working capital needs and the limitations on borrowing, the Company continues to exert careful cash controls. However, management believes its existing line of credit and anticipated operating results will provide the Company with sufficient funds for working capital, capital expenditures and acquisitions to support anticipated growth. The Company's working capital ratios were 2.1, 1.6 and 1.5 to 1 at December 31, 1995, 1994 and 1993, respectively. At December 31, 1995, the Company had available $5,274,000 of unused credit under its loan agreement, plus cash and cash equivalents of $3,477,000 compared with $7,061,000 of unused credit and $3,398,000 of cash and cash equivalents at December 31, 1994.

CAPITAL RESOURCES
The Company does not have any material commitments for capital expenditures. Management estimates that capital expenditures for 1996 will be $3,600,000.


ENVIRONMENTAL
During 1989, each of the Company's domestic manufacturing facilities, including those former manufacturing facilities included in the balance sheet as Assets Held For Sale, were reviewed for compliance with local and federal environmental regulations. As a result of these reviews, the Company initiated the remedial actions necessary to comply with such regulations and these remedial actions have been completed. We continue to review several sites for possible future actions and a reserve has been established to cover management's estimate of the maximum cost to remediate these sites, if any. The most significant site is a former manufacturing facility in Pennsylvania which is now leased as a warehouse. The Company has been in discussion with the Pennsylvania Department of Environmental Resources for several years concerning soil and groundwater contamination at this site, and these discussions continued during 1995. The Company is cooperating with the Pennsylvania Department of Environmental Resources and is currently monitoring groundwater quality at the site. Remedial actions may be required at some time in the future. The Company believes that the continuation of a monitoring program, without remediation, is the appropriate course of action.

During 1994, the Company and several other parties reached an agreement with the llinois Environmental Protection Agency for the clean-up of a site in Illinois which contained drums of paint and other toxic paint-like materials. The Company's share of the clean-up costs were $45,000. Management believes that this situation has been fully resolved.

Consolidated Statements of Income

   For the Years Ended December 31

(Dollars in thousands)                                                              1995        1994        1993


REVENUES
   Net sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 97,072     $ 96,474    $ 76,324
   Other income, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         578        1,091         559
     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      97,650       97,565      76,883


COSTS AND EXPENSES
   Cost of products sold (exclusive of depreciation
     and amortization)  . . . . . . . . . . . . . . . . . . . . . . . . . . .      68,539       65,681      51,387
   Selling, general and administrative  . . . . . . . . . . . . . . . . . . .      19,974       21,035      17,786
   Depreciation and amortization  . . . . . . . . . . . . . . . . . . . . . .       2,173        2,012       1,478
   Loss on impaired assets  . . . . . . . . . . . . . . . . . . . . . . . . .       2,372            -           -
   Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,680          829         750
   Other expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           -          683         523
     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      94,738       90,240      71,924

INCOME BEFORE INCOME TAXES  . . . . . . . . . . . . . . . . . . . . . . . . .       2,912        7,325       4,959
INCOME TAX PROVISION  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          14          500         263

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  2,898     $  6,825    $  4,696


EARNINGS PER COMMON SHARE (1)

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    .63     $   1.49    $   1.05

The accompanying notes are an integral part of these financial statements.

(1) 1993 earnings per common share were adjusted retroactively for 10% stock dividends paid in December 1993 and 1994.



CONSOLIDATED BALANCE SHEETS

   December 31



(Dollars in Thousands)                                                                          1995        1994


ASSETS
CURRENT ASSETS
   Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  3,477    $  3,398
   Accounts and notes receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13,130      13,224
   Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       17,977      17,473
   Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,867       1,466
    Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        36,451      35,561

PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          220         220
  Buildings and improvements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,824       9,437
  Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       20,884      19,805
                                                                                                31,928      29,462
  Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (17,757)    (16,090)
    Total property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . .       14,171      13,372

ASSETS HELD FOR SALE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,070       2,269

GOODWILL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,283       3,212

OTHER ASSETS AND DEFERRED CHARGES . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,843       3,108
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 57,818    $ 57,522



LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .     $     46    $  4,253
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7,578       9,000
  Other accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        9,452       9,511
    Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       17,076      22,764

LONG-TERM DEBT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,117       7,623

DEFERRED CREDITS
  Pensions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,923       1,997
  Other                                                                                            674         179
    Total deferred credits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,597       2,176

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 12)

STOCKHOLDERS' EQUITY
  Common stock, $1 par value; authorized - 10,000,000
     shares; issued - 4,333,176 and 4,283,260 shares  . . . . . . . . . . . . . . . . . .        4,333       4,283
  Additional capital  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       46,649      46,518
  Cumulative translation adjustment . . . . . . . . . . . . . . . . . . . . . . . . . . .         (359)       (455)
  Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (22,489)    (25,387)
                                                                                                28,134      24,959
  Treasury stock, 9,562 at cost   . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (106)          -

    Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       28,028      24,959

    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 57,818    $ 57,522

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

    For the Years Ended December 31





                                                                                   PORTEC, Inc. 1995 Annual Report










(Dollars in thousands)                                                            1995         1994        1993

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  2,898     $  6,825    $  4,696
  Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation and amortization . . . . . . . . . . . . . . . . . . . . .       2,173        2,012       1,478
      Loss on impaired assets   . . . . . . . . . . . . . . . . . . . . . . .       2,372            -           -
      (Gain) loss on sales of property, plant and equipment
        and assets held for sale  . . . . . . . . . . . . . . . . . . . . . .        (334)         (25)          5
      Changes in other balance sheet accounts:
        Decrease (increase) in receivables  . . . . . . . . . . . . . . . . .          94       (3,974)        861
        Increase in inventories   . . . . . . . . . . . . . . . . . . . . . .      (1,660)      (1,573)     (3,773)
        Decrease (increase) in other current assets . . . . . . . . . . . . .        (162)        (124)        495
        Increase (decrease) in accounts payable and accruals  . . . . . . . .      (1,101)        (333)      2,424
        Decrease in other assets and liabilities  . . . . . . . . . . . . . .         379          845         408
          Net cash provided by operating activities . . . . . . . . . . . . .       4,659        3,653       6,594

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (400)      (3,908)     (1,828)
  Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . . . . .      (3,059)      (3,601)     (2,130)
  Proceeds from disposal of property, plant and equipment
    and assets held for sale  . . . . . . . . . . . . . . . . . . . . . . . .         801          168          18
      Net cash used by investing activities   . . . . . . . . . . . . . . . .      (2,658)      (7,341)     (3,940)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (repayment of) revolving credit agreement   . . . . . . . . .       4,832        3,550      (1,520)
  Principal payments of term debt   . . . . . . . . . . . . . . . . . . . . .      (6,645)      (2,060)     (1,200)
  Proceeds from (repayment of) other long-term debt . . . . . . . . . . . . .         100          (73)       (145)
  Issuance of common stock  . . . . . . . . . . . . . . . . . . . . . . . . .         181          401         611
  (Purchase) sale of treasury stock . . . . . . . . . . . . . . . . . . . . .        (486)           -          66
     Net cash provided (used) by financing activities . . . . . . . . . . . .      (2,018)       1,818      (2,188)

EFFECT OF EXCHANGE RATE CHANGE  . . . . . . . . . . . . . . . . . . . . . . .          96          (11)         62

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  . . . . . . . . . . . .          79       (1,881)        528
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR  . . . . . . . . . . . . . . .       3,398        5,279       4,751

CASH AND CASH EQUIVALENTS AT END OF YEAR  . . . . . . . . . . . . . . . . . .    $  3,477     $  3,398    $  5,279

SUPPLEMENTAL DISCLOSURES:
  Interest paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  1,623     $    792    $    788
  Income taxes paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         482          952         585
  Non-cash transaction-10% stock dividend . . . . . . . . . . . . . . . . . .           -        5,708       3,258

The accompanying notes are an integral part of these financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Portec, Inc. is a manufacturer of quality engineered products. The Company's principal lines of business are construction equipment, materials handling equipment and railroad products. Currently, the principal market for all product lines is North America.

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION
The consolidated financial statements include the accounts of Portec, Inc. and all of its subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidation.

CASH EQUIVALENTS
Short-term and highly liquid investments with a maturity of three months or less are considered to be cash equivalents.

ACCOUNTS RECEIVABLE
As of December 31, 1995, approximately 34% of the Company's accounts receivable were concentrated with companies in the railroad industry. Economic and other factors impacting the railroad industry could hinder these customers' ability to satisfy their obligations. The Company does not require collateral for its credit sales which are typically due within 30 days.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for domestic inventories, representing 84% of total inventories, and on the first-in, first-out (FIFO) method for foreign inventories.

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

INTANGIBLE ASSETS
Goodwill is amortized on a straight-line basis over fifteen years and is recorded net of accumulated amortization of $330,000 and $168,000 for 1995 and 1994, respectively. Costs of patents and license agreements are amortized on a straight-line basis over the shorter of the legal or estimated useful life of the asset. Amortization was $57,000 for 1995, $41,000 for 1994 and $32,000 for 1993. The Company assesses the value of intangible assets using undiscounted cash flows.

RESEARCH EXPENDITURES
Expenditures for research and development are charged to expense as incurred and amounted to approximately $900,000 for 1995, $510,000 for 1994 and $475,000 in 1993.

NET INCOME PER SHARE
Income per common and common equivalent share is computed based on the weighted average number of common shares outstanding during the year plus outstanding common stock equivalent shares subject to stock options, if dilutive. Income per share amounts have been restated to give retroactive effect to 10% stock dividends paid December 15, 1994, and December 14, 1993, as if paid on January 1, 1993.
                                                 1995       1994       1993

AVERAGE SHARES OF COMMON STOCK AND EQUIVALENTS OUTSTANDING
Primary   . . . . . . . . . . . . . . .      4,596,469    4,572,468  4,464,877





NOTE 2.  ACCOUNTS AND NOTES RECEIVABLE

The components of accounts and notes receivable at December 31, 1995, and 1994, were as follows:

(Dollars in thousands)                            1995        1994

Trade receivables net of allowance for doubtful
  accounts of $463 and $403, respectively   . .  $ 13,026   $ 13,100


Current portion of notes receivable   . . . . .       104       124

  Total   . . . . . . . . . . . . . . . . . . .  $ 13,130   $ 13,224




Other assets and deferred charges include notes receivable totalling $1,126,000 related to the sale of property in Minneapolis, Minnesota. The notes require monthly payments of principal and interest at rates ranging from 9% to 11% with maturities in the years 2007 and 2010.

NOTE 3.  INVENTORIES

The difference between LIFO value and approximate replacement cost of the LIFO inventories was $7,685,000 and $7,213,000 at December 31, 1995, and 1994,
respectively.

The components of inventories at December 31, 1995, and 1994, were as follows:

(Dollars in thousands)                               1995     1994

Raw material and supplies   . . . . . . . . . .     $5,923   $5,297
Work-in-process   . . . . . . . . . . . . . . .      5,313    5,058
Finished goods  . . . . . . . . . . . . . . . .      6,741    7,118

  Total   . . . . . . . . . . . . . . . . . . .     $17,977  $17,473



Inventories, at LIFO value, are net of lower of cost or market reserves of $1,339,000 in 1995 and $1,203,000 in 1994.


NOTE 4.  INCOME TAXES

Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" and, accordingly, deferred income taxes represent the tax effect, at current statutory rates, of temporary differences in the bases of assets and liabilities for financial reporting and income tax purposes.

The provision for income taxes charged to operations was as follows:

(Dollars in thousands)                      1995     1994     1993

Current expense:
  Federal   . . . . . . . . . . . . . .     $  80   $  309   $    -
  State and Foreign   . . . . . . . . .      (114)     331      663
    Total Current   . . . . . . . . . .       (34)     640      663

Deferred tax expense:
  Federal   . . . . . . . . . . . . . .         -     (196)    (392)
  State and Foreign   . . . . . . . . .        48       56       (8)
    Total Deferred  . . . . . . . . . .        48     (140)    (400)

Total provision   . . . . . . . . . . .     $  14   $  500   $  263


Deferred tax liabilities (assets) at December 31, 1995, and 1994, include the following:

(Dollars in thousands)                             1995      1994

Depreciation  . . . . . . . . . . . . . . . . . .   $1,747   $1,734
Plant closing costs   . . . . . . . . . . . . . .      955      853
  Gross deferred tax liabilities  . . . . . . . .    2,702    2,587

Net operating loss carryforward   . . . . . . . .     (719)  (2,077)
Accrued liabilities   . . . . . . . . . . . . . .     (923)    (988)
Inventory   . . . . . . . . . . . . . . . . . . .   (1,195)  (1,103)
Employee benefits   . . . . . . . . . . . . . . .     (938)  (1,041)
Product liability and warranty  . . . . . . . . .   (1,070)  (1,178)
Tax credit carryforwards  . . . . . . . . . . . .   (1,163)    (618)
Other   . . . . . . . . . . . . . . . . . . . . .     (527)    (392)
  Gross deferred tax assets   . . . . . . . . . .   (6,535)  (7,397)
Net deferred tax as assets before valuation allowance (3,833)(4,810)
Deferred tax assets valuation allowance   . . . .    3,133    4,110
Net deferred tax assets   . . . . . . . . . . . .   $ (700)  $ (700)


Realization of the benefit of $1,998,000 in domestic loss carryforwards expiring in 2005-2007, $5,416,000 in temporary differences, $673,000 in tax credit carryforwards with expiration ranging from 1999-2009 and $490,000 in AMT credits is dependent on generating sufficient future federal taxable income. The Company has recorded a deferred tax asset of $700,000 at December 31, 1995. A valuation reserve of $3,133,000 has been established based on management's estimate of future taxable income considering budgeted operating results, the cyclical nature of the Company's business and the uncertainty in the general economic outlook. The Tax Reform Act of 1986 imposes an annual limitation on the amount of tax loss carryforward which could be utilized by the Company if certain substantial changes in the Company's ownership should occur. Foreign tax losses carryforward of $1,178,000 expiring in 2001-2002 are available to offset future taxable income for foreign income tax purposes.





                                                 PORTEC, Inc. 1995 Annual Report

Pre-tax income was taxed under the following jurisdictions:

(Dollars in thousands)
                                             1995     1994     1993

Domestic  . . . . . . . . . . . . . . .     $4,909   $6,999   $2,983

Foreign   . . . . . . . . . . . . . . .     (1,997)     326    1,976

   Total  . . . . . . . . . . . . . . .     $2,912   $7,325   $4,959



The difference between the statutory federal income tax rate and the effective income tax rate was as follows:

                                          1995     1994     1993

Statutory federal income tax rate   . .   34.0%    34.0%    34.0%
Difference resulting from:
  Realization of deferred tax assets
  not previously recognized . . . . . .  (54.6)   (30.9)   (28.5)
  Foreign operations  . . . . . . . . .   17.3      3.6      (.3)
  State income taxes, net   . . . . . .    3.8       .1       .1

                                           0.5%     6.8%     5.3%


NOTE 5.  ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities at December 31, 1995, and 1994, were as follows:

(Dollars in thousands)                                  1995     1994

Accounts payable  . . . . . . . . . . . . . . . .      $7,578   $9,000
Customer deposits   . . . . . . . . . . . . . . .       1,884    1,041
Accrued salaries and wages  . . . . . . . . . . .         884    1,004
Other accrued liabilities   . . . . . . . . . . .       6,684    7,466

  Total accounts payable and other accrued liabilities $ 17,030 $18,511





NOTE 6.  DEBT

The components of debt at December 31, 1995, and 1994, were as follows:

(Dollars in thousands)                                1995     1994

Revolving loan  . . . . . . . . . . . . . . . . .   $ 10,000   $5,159

Domestic term loan  . . . . . . . . . . . . . . .        -      3,600
Canadian term loan  . . . . . . . . . . . . . . .        -      3,046
Other   . . . . . . . . . . . . . . . . . . . . .        163       71
                                                      10,163   11,876
Less current maturities   . . . . . . . . . . . .         46    4,253
  Total long-term debt  . . . . . . . . . . . . .   $ 10,117   $7,623



On February 12, 1993, the Company entered into a three-year unsecured credit
agreement with a bank which was amended on   April 26, 1994, and June 13, 1995.
Under the amended agreement, the Company can borrow up to $15,300,000 in cash or under letters of credit on a revolving line of credit through April, 1998. The interest rate currently applicable to the revolving line of credit is the bank's prime interest rate or, at the Company's election, 1.375% over the London Interbank Offered Rate (LIBOR). The interest rate can vary from prime to .25% over the bank's prime interest rate or, at the Company's election, from 1.125 to 1.875% over LIBOR depending on the Company's performance. The provisions of the credit agreement include minimum net worth, interest coverage, working capital and leverage ratio requirements, and limit additional indebtedness and cash dividend payments during the term of the agreement.

On July 15, 1994, Portec, Ltd., a wholly-owned Canadian subsidiary of the Company, entered into an unsecured credit agreement with a bank for a term loan of $4,000,000 which was due June 30, 1995. The term loan was paid in full during 1995. At Decem- ber 31, 1994, a total of $3,046,000 at a 9.5% interest rate remained outstanding on this loan.

NOTE 7.  PENSION PLANS

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

Net pension cost for the pension plan and supplemental pension plan in 1995, 1994 and 1993 is summarized as follows:

(Dollars in thousands)                      1995     1994     1993

Service cost  . . . . . . . . . . . . .     $ 560   $  609   $  450
Interest cost   . . . . . . . . . . . .     1,128    1,148    1,091
Expected return on assets   . . . . . .    (3,951)    (515)  (1,039)
Net amortization and deferral   . . . .     2,925     (614)    (148)

Net pension cost  . . . . . . . . . . .     $ 662   $  628   $  354

Plan assets are stated at fair value and consist primarily of cash, corporate equity and debt securities. The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets at December 31, 1995, and 1994. As a result of the restructuring of the Railway Maintenance Products Division (Note 19), certain predecessor plans were curtailed and increased benefit obligations incurred. The amount of such charges were deferred together with the other costs of consolidating the Railway Maintenance Products Division.

The assumptions used in 1994 to develop the periodic pension costs were as follows: the unit credit cost actuarial method; a discount rate of 8.0%; the expected long-term rate of return on assets of 8.0%; and the rate of increase in compensation levels of 4.5%. In 1995, the discount rate was decreased to 7.5%.

(Dollars in thousands)

                                                                                            Accumulated Benefit

                                                           Current Plan Assets                  Obligations

                                                            Exceed Accumulated                 Exceed Current

                                                           Benefit Obligation                   Plan Assets

                                                          1995          1994                1995           1994
Actuarial present value of benefit obligation:

  Vested benefit obligation   . . . . . . . . . . .      $ 15,610      $ 12,793            $    566      $     571
  Non-vested benefit obligation   . . . . . . . . .           190           453                   -              -


  Accumulated benefit obligation  . . . . . . . . .        15,800        13,246                 566            571
  Excess of projected benefit obligation
    over accumulated benefit obligation   . . . . .         2,050         1,641                   -              -
  Projected benefit obligation  . . . . . . . . . .        17,850        14,887                 566            571
  Plan assets at fair value   . . . . . . . . . . .        17,300        13,960                   -              -
  Projected benefit obligation
    (in excess of) less than plan assets  . . . . .          (550)         (927)               (566)          (571)
  Unrecognized net loss   . . . . . . . . . . . . .        (1,622)         (869)                  -              -
  Unrecognized prior service cost   . . . . . . . .            30            34                   -              -
  Unrecognized net (asset) obligation   . . . . . .          (170)         (293)                  -             13
  Unfunded accrued pension cost   . . . . . . . . .      $ (2,312)     $ (2,055)           $   (566)     $    (558)

NOTE 8.  SAVINGS AND INVESTMENT PLAN

Under the Company's Savings and Investment Plan, qualified under Section 401(k) of the Internal Revenue Code, generally all domestic salaried and hourly employees, including officers, at least twenty-one years old may elect to defer a portion of their compensation to a trust established under the plan. Depending on its sales and net income for the year, the Company may contribute up to an amount equal to the participating employees' contributions, but not in excess of six percent of the participating employees' earnings. Contributions of $164,000, $371,000 and $321,000 were made for the years ended December 31, 1995, 1994 and 1993, respectively, representing 30%, 80% and 70% of eligible employees' contributions. The plan permits the Company's contribution to be made in shares of the Company's common stock.

NOTE 9.  OTHER POST-RETIREMENT BENEFIT PLANS

The Company has defined benefit post-retirement medical and life insurance plans covering most full-time salaried and hourly employees. The post-retirement health care plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The life insurance plan is non-contributory.

The Company's current policy is to fund the cost of the post-retirement medical and life insurance benefits on a pay-as-you-go basis, as in prior years. The following table presents the status of the plans at December 31, 1995, and 1994:

(Dollars in thousands)                             1995     1994


Accumulated post-retirement benefit obligation (APBO):
  Retirees  . . . . . . . . . . . . . . . . . . .   $1,554   $1,074
  Actives   . . . . . . . . . . . . . . . . . . .    1,017      597
    Total   . . . . . . . . . . . . . . . . . . .    2,571    1,671

Plan assets at fair value   . . . . . . . . . . .        -        -
APBO in excess of plan assets   . . . . . . . . .   (2,571)  (1,671)
Unrecognized transition obligation  . . . . . . .    1,258    1,692
Unrecognized prior service costs  . . . . . . . .      104     (356)
Unrecognized actuarial loss   . . . . . . . . . .      983      269

Accrued post-retirement benefit costs   . . . . .   $ (226)  $  (66)


Net periodic post-retirement benefit expense for 1995, 1994 and 1993 included the following components:

(Dollars in thousands)                              1995    1994    1993


Service cost  . . . . . . . . . . . . .           $  89   $   58   $   41
Interest cost   . . . . . . . . . . . .             178      123      127
Amortization of transition obligation over 20 years  78      100       99
Unrecognized prior service cost   . . .               -      (43)     (50)
Gain/(loss)   . . . . . . . . . . . . .              42        -        -
Net periodic post-retirement benefit expense      $ 387   $  238   $  217


For measurement purposes, the assumed trend rate for post-retirement medical benefits during 1995 and 1994 was 11.8% and 12.6%, respectively, for employees less than age-65 and 10.2% and 10.9%, respectively, for employees 65 and older. These rates decrease gradually to 7.0% and 6.0%, respectively, by 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1995, and 1994, by approximately $324,000 and $139,000, respectively, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for 1995 by approximately $44,000 and for 1994 by approximately $25,000.



The discount rate used in determining the accumulated post-retirement benefit obligation was 7.5% at December 31. 1995, and 8.0% at December 31, 1994.

NOTE 10.  INCENTIVE PROGRAM

The 1982 PORTEC, Inc. Employees' Stock Benefit Plan was adopted by stockholders in 1982 and amended in 1984, and provided for the granting of awards thereunder to key employees. There were no options, SAR's, restricted stock awards or performance units outstanding under the plan at December 31, 1995. No additional awards could be made under this plan, and there were no shares reserved for issuance under this plan at December 31, 1995.

The 1988 PORTEC, Inc. Employees' Stock Benefit Plan was adopted by stockholders in 1988 and amended in 1994 and 1995. This plan provides for the granting of incentive and nonqualified stock options; tandem Stock Appreciation Rights
(SARs) in relation to such options, restricted stock awards and performance units. SARs entitle the optionee to receive the appreciation in value of the shares (i.e. the difference between market value price of a share at time of exercise of the SARs and the option price) in cash, shares or a combination thereof. SARs utilize the same shares reserved for issuance of options, and the exercise of a SAR or an option automatically cancels the related option or SAR. Options and related SARs were granted at prices which were not less than the fair market value of such shares on the date the option was granted. Options and related SARs may be exercisable for periods of up to 10 years from the date of grant. This plan permitted the Company's Board of Directors to make restricted stock awards to key employees whereby designated employees would have shares issued in their names which would be restricted as to the right of sale and other disposition until certain predetermined performance and/or time requirements were met. Also, the Board could contract with key employees to issue shares to them upon their accomplishment of predetermined performance targets. The plan was amended in 1994 to increase by 440,000 the shares available for grant under the plan and to grant non-employee directors a 1,000 share non-qualified stock option on the anniversary of each Annual Meeting starting in 1994. The plan was amended again in 1995 to increase the annual grant to non-employee directors to 2,000 shares, to grant a one-time option for 7,000 shares to non-employee directors and to allow all stock options and SAR's to be exercised within five years of termination of employment or service if such is by death, disability or retirement or until the option expires, whichever first occurs. Options may be granted at prices not less than the




                                                 PORTEC, Inc. 1995 Annual Report

greater of 50% of the fair market value of the shares or the par value of the shares. The granting of awards under this plan may be made until June 2, 1998. By prior agreement, all 137,700 outstanding SAR's under this plan are exercisable only at the discretion of the Company. There were 839,282 shares reserved for issuance under this plan at December 31, 1995, after adjustment for 10% stock dividends in 1992, 1993 and 1994.

                                        1995                1994

                                   Option  Average       Option  Average
                                   Shares  Option Price  Shares  Option Price

STOCK OPTIONS:
  Outstanding beginning of year   598,290   $5.87        474,683   $3.55
  Granted   . . . . . . . . .     104,000   11.50        149,600   12.73
  Exercised   . . . . . . . .     (49,915)   3.64        (25,993)   3.04
  Cancelled or expired  . . .      (1,100)  14.77            -       -

  Outstanding end of year   .     651,275   $6.92        598,290   $5.87


  Exercisable end of year   .     601,275   $6.65        565,290   $5.35

  Available for grant   . . .     186,460      -         290,460      -



In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans but allows companies to continue to apply the intrinsic value based method provided pro forma disclosures of net income and earnings per share are made using the fair value based method of accounting. Adoption of SFAS No. 123 is required no later than 1996. The Company has decided to adopt SFAS No. 123 through disclosure only.

NOTE 11.  STOCKHOLDERS EQUITY

Changes in components of stockholders' equity for the years 1993 through 1995 follow:


(Dollars in thousands except share data)
                                                                         Cumulative    No. of Shares
                              Common    Additional  Treasury   Accum.    Translation   Common Stock
                              Stock     Capital     Stock      Deficit   Adjustment       Issued


Balance at
  December 31, 1992          $ 3,357   $ 37,386    $   (66)   $ (27,862)   $   (506)    3,357,718


Net income                       -         -             -        4,696          -           -

Company's 1992 Investment
  Plan contribution               32        267           -           -           -        31,606



Exercise of stock options        106        286           -           -           -        106,723

Stock dividend-10%               350      2,908           -       (3,258)         -        349,605

Treasury stock sold              -        -             66           (80)         -          -

Current year translation adjustment -     -               -           -          62          -

Balance at
  December 31, 1993            3,845     40,847           -      (26,504)      (444)    3,845,652


Net income                       -        -               -        6,825          -          -

Company's 1993 Investment
  Plan contribution               25        297           -           -           -        24,591


Exercise of stock options         24         55           -           -           -        23,630
Stock dividend-10%               389      5,319           -       (5,708)         -       389,387


Current year translation adjustment -     -               -           -          (11)        -

Balance at
  December 31, 1994           4,283      46,518           -      (25,387)       (455)    4,283,260


 Net income                     -         -               -        2,898           -        -

Purchase of Treasury Stock      -         -            (486)         -             -        -
Company's 1994 Investment
  Plan contribution             -         -             380          -             -        -

Exercise of stock options        50         131           -          -             -        49,916

Current year translation adjustment -     -               -          -            96        -

Balance at
  December 31, 1995         $ 4,333    $ 46,649      $ (106)    $ (22,489)    $ (359)    4,333,176





On October 26, 1993, the Company declared a 10 percent stock dividend to shareholders of record November 10, 1993, paid on December 14, 1993. The transaction was valued based on the closing market price of the Company's stock on October 25, 1993. Accumulated deficit was charged $3,258,000 as a result of the issuance of 349,605 shares of the Company's common stock.

On October 26, 1994, the Company declared a 10 percent stock dividend to shareholders of record November 9, 1994, paid on December 15, 1994. The transaction was valued based on the closing market price of the Company's stock on October 25, 1994. Accumulated deficit was charged $5,708,000 as a result of the issuance of 389,387 shares of the Company's common stock.

The Company has 1,000,000 authorized, but unissued, shares of no par preferred stock.

NOTE 12.  COMMITMENTS AND CONTINGENT LIABILITIES

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

Future minimum rent payments for major operating leases as of December 31, 1995, which expire on or after December 31, 1996, are as follows:

(Dollars in thousands)

Year ending December 31,
  1996  . . . . . . . . . . . . . . . . . . . . . . . . .     $ 420
  1997  . . . . . . . . . . . . . . . . . . . . . . . . .       354
  1998  . . . . . . . . . . . . . . . . . . . . . . . . .       231
  1999  . . . . . . . . . . . . . . . . . . . . . . . . .       178
  2000  . . . . . . . . . . . . . . . . . . . . . . . . .        10


Net rent expense of $538,000, $618,000 and $412,000 was recorded in 1995, 1994 and 1993, respectively.

NOTE 13.  OTHER EXPENSE

Other expense reflects legal and other related expenses associated with a case entitled Northern Engineering Industries plc, Parsons Pebbles Electric Products




                                                 PORTEC, Inc. 1995 Annual Report

Inc. and NEI Cranes, Ltd. vs. Portec, Inc. (RMC Division) which was finalized in 1994.



NOTE 14.  UNAUDITED QUARTERLY FINANCIAL INFORMATION

The results of operations for the three months ended December 31, 1995, include an expense of $1,156,000 for inventory revaluation and a write-off of $1,216,000 of goodwill. Both adjustments relate to assets purchased in the acquisition of Innovator Manufacturing, Inc. in July of 1994.

Included in the results of operations for the three months ended December 31, 1994, was a net gain of $707,000 related to a settlement of a judgment on a case entitled Northern Engineering Industries plc, Parsons Pebbles Electric Products Inc. and NEI Cranes, Ltd. vs. Portec, Inc. (RMC Division).

(Dollars in thousands except per share data)



                                     First   Second  Third   Fourth
                                    Quarter Quarter  Quarter Quarter

1995
Net Sales   . . . . . . . . . . .  $26,659  $28,929  $21,918 $19,566

Gross Margin  . . . . . . . . . .    7,810   8,230   6,470    3,605
Income before income taxes  . . .    2,007   2,281     982   (2,358)
Income tax provision  . . . . . .       88      24      28     (126)
Net Income  . . . . . . . . . . .    1,919   2,257     954   (2,232)

Earnings per common share   . . .    $ .42   $ .49   $ .21   $ (.49)




(Dollars in thousands except per share data)



                                      First  Second   Third   Fourth
                                     Quarter Quarter Quarter  Quarter

1994
Net Sales   . . . . . . . . . . .  $25,500  $27,687  $23,160  $20,127

Gross Margin  . . . . . . . . . .    8,343   8,768   6,499   5,811
Income before income taxes  . . .    2,314   2,648   1,190   1,173
Income tax provision  . . . . . .      500     443    (232)   (211)
Net Income  . . . . . . . . . . .    1,814   2,205   1,422   1,384
                         (1)
Earnings per common share     . .    $ .40   $ .48   $ .31    $.30

(1) 1994 earnings per common share were adjusted retroactively for a 10% stock dividend paid in December 1994.




NOTE 15.  IMPAIRED ASSETS

During the fourth quarter of 1995, the Company decided to close a Canadian research and development facility acquired as a part of Innovator Holdings due to the overall market for grinders being below expectations and to difficulty gaining market acceptance for the Innovator design. The Company also severed employment agreements with two former principals of Innovator and cancelled their related earnout agreements. Unamortized goodwill of $1,216,000 related to this acquisition was determined to be permanently impaired due to the lack of future cash flows and, accordingly, was charged to operations.








The realizable value of finished goods inventory initially acquired from Innovator was below the recorded value of $1,939,000 due to the age of the equipment, design changes required and logged demonstration hours. The Company analyzed realizable value by individual unit and determined that a write-down of $1,156,000 was required. Both the goodwill write-off and the inventory write-down are recorded as Loss on Impaired Assets in the Consolidated Statement of Income and are charged against the Construction Equipment segment.

NOTE 16.  FINANCIAL INFORMATION BY BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Pages 4 through 11 of this Annual Report to Stockholders contain certain information by business segments and geographic areas for the years 1991 through 1995.

The following table summarizes additional financial information by business segments for the years 1995, 1994 and 1993:

(Dollars in thousands)                     1995      1994     1993

DEPRECIATION AND AMORTIZATION
Construction Equipment  . . . . . . . . . $1,118   $1,022    $ 817


Materials Handling  . . . . . . . . . . .    449      337      247
Railroad  . . . . . . . . . . . . . . . .    586      601      359
Corporate   . . . . . . . . . . . . . . .     20       52       55
  Total   . . . . . . . . . . . . . . . . $2,173   $2,012   $1,478




CAPITAL EXPENDITURES
Construction Equipment  . . . . . . . . . $  608   $2,231   $  681

Materials Handling  . . . . . . . . . . .  1,699      397      283
Railroad  . . . . . . . . . . . . . . . .    745      938      859
Corporate   . . . . . . . . . . . . . . .      7       35      307
  Total   . . . . . . . . . . . . . . . . $3,059   $3,601   $2,130





NOTE 17.  LITIGATION SETTLEMENT

On November 16, 1994, the Company entered into a settlement agreement in a case entitled Northern Engineering Industries plc, Parsons Pebbles Electric Products Inc. and NEI Cranes, Ltd. vs. Portec, Inc. (RMC Division). The terms of the agreement resulted in the recognition of a net increase in operating income of $419,000 in 1994.


NOTE 18.  ACQUISITIONS

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

The two businesses acquired in 1994 were acquired for cash of approximately $3,908,000 and earnouts to be based upon the future profitability of the respective businesses. The earnouts were payable annually for a period of three years. During 1995, $400,000 was paid under an earnout agreement and goodwill was increased by this amount. The second earnout agreement was cancelled in the fourth quarter of 1995.






                                                 PORTEC, Inc. 1995 Annual Report

All of the acquisitions in 1994 were accounted for as purchases. The operating results of each acquisition have been included in the Company's consolidated statements of income since the date of acquisition. Goodwill acquired, aggregating $3,663,000, less an impaired write-off of $1,216,000, will be amortized over no more than thirteen years using the straight-line method.

NOTE 19.  ASSETS HELD FOR SALE

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

Management estimates that the gain from the sale of the Company's track machinery business combined with the anticipated gains from the sale of the related Assets Held For Sale will offset the costs of consolidation of the Railway Maintenance Products Division. Accordingly, the Company has deferred the costs of consolidation of the Railway Maintenance Products Division. A net deferred charge of $868,000 and $957,000 is reflected in the balance sheet as a part of Other Assets and Deferred Charges at December 31, 1995, and 1994, respectively. The Company expensed $190,000 in 1993 relating to costs and maintenance of Assets Held For Sale since management does not expect gains to be sufficient to offset these additional costs.


REPORT OF INDEPENDENT ACCOUNTANTS









To the Stockholders and
Board of Directors of
PORTEC, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and accumulated deficit and of cash flows present fairly, in all material respects, the financial position of PORTEC, Inc. and its subsidiaries at December 31, 1995, and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






Price Waterhouse LLP





Chicago, Illinois
February 15, 1996

CORPORATE INFORMATION

BOARD OF DIRECTORS

J. GRANT BEADLE, 63, has been a director since 1984. From October 1991 to June 1993, he served as Associate Director at The Institute for the Learning Sciences at Northwestern University in Chicago, involved in educational research. Prior to this, Mr. Beadle was Chairman and Chief Executive Officer of Union Special Corporation, a Chicago-based manufacturer of industrial sewing machines. He held this position from 1984 through 1991 and spent over 30 years with the firm. Mr. Beadle also serves as a director for Woodward Governor Company, Batts, Inc. and Oliver Products Company. * o

ALBERT FRIED, JR., 66, has been a director since 1988 and Chairman of the Board since October 1989. For more than 10 years, Mr. Fried has been Managing Partner of Albert Fried & Company, a New York-based investment banking firm. He also is the Managing Partner of Buttonwood Specialists, L.P., specialists on the New York Stock Exchange. In addition, Mr. Fried is a member of the New York Stock Exchange, Inc., the New York Futures Exchange, Inc. and a director and vice chairman of Oneita Industries, Inc., a manufacturer and marketer of activewear and fleecewear. He is a director of EMCOR Group, Inc., a worldwide leader in mechanical/electrical construction and facilities management. He is also a director of various civic and philanthropic organizations. o

FREDERICK J. MANCHESKI, 69, has been a director since 1990. Mr. Mancheski is Chairman and Chief Executive Officer of Echlin, Inc., a Branford, Connecticut, manufacturer of products that improve motor vehicle safety and efficiency. He has held this position since 1969.
Mr. Mancheski also is a director of RB&W Corporation. * !

JOHN F. MCKEON, 70, has been a director since 1987. Prior to his retirement in 1989, he served as President of Link-Belt Construction Equipment Company, owned by FMC Corporation and Sumitomo Heavy Industries Ltd. In addition, Mr. McKeon was Group Vice President of FMC Corporation, which manufactured construction equipment, a position he held for more than 10 years. He serves on the boards of Link-Belt Construction Equipment Company, LBS-Spa, Atwood Industries and Dumore Corporation. * !

ARTHUR MCSORLEY, JR., 67, has been a director since 1977. He is President and a Director of Casey Company, a Pittsburgh-based construction management firm. Mr. McSorley has held this position with Casey and its predecessor company for more than 10 years. o !

ROBERT D. MUSGJERD, 72, has been a director since 1990. Prior to his retirement in 1991, he served as Senior Vice President -- Marketing for the Construction Equipment Division of Komatsu-Dresser Company, a worldwide construction equipment firm. He held the same position with its predecessor company, Dresser Industries, Inc., for more than seven years. * !

L. L. WHITE, JR., 68, has been a director since 1988. Mr. White served as Portec's Chairman of the Board from 1988 through 1989 and was acting Chief Executive Officer in December 1988. Prior to his retirement in 1984, Mr. White held a number of executive positions with Portec, most recently as Senior Vice President -- Commercial and Government Relations. Since then, he has been a private investor. o !

MICHAEL T. YONKER, 53, has been a director since 1989. He has served as Portec's President and Chief Executive Officer since December 1988. From 1981 through 1988, Mr. Yonker was Vice President and Drive Division Manager of P. T. Components, Inc., a Philadelphia-based manufacturer of industrial gear drives. Prior to P. T. Components, Mr. Yonker held several Division Manager positions with FMC Corporation. He also is a director for Crown Andersen, Inc., Modine Manufacturing Company and Woodward Governor Company. o





CODES
*  Member of the Audit Committee
o  Member of the Nominating Committee
!  Member of the Stock Option and
  Compensation Committee



OFFICERS

ALBERT FRIED, JR.
Chairman of the Board

MICHAEL T. YONKER
President and Chief Executive Officer

JOHN S. COOPER
Senior Vice President

NANCY A. KINDL
Vice President, Secretary, Treasurer and
Chief Financial Officer

KEVIN C. RORKE
Vice President


GENERAL MANAGERS

JOHN S. COOPER
General Manager
Railway Maintenance Products Division
900 Freeport Road
Pittsburgh, Pennsylvania  15238
(412) 782-6000
(412) 782-1037-Fax

JERRY L. DEEL
President and General Manager
Construction Equipment Division
700 West 21st Street
Yankton, South Dakota  57078
(605) 665-9311
(605) 665-2623-Fax


JOHN F. O'BRIEN
President
PORTEC, Ltd.
2044 - 32nd Avenue
Lachine, Quebec  H8T 3H7
Canada
(514) 636-5590
(514) 636-5747-Fax

KEVIN C. RORKE
President and General Manager
STOCHOLDERS' INFORMATION
Materials Handling Group
1 Forge Road
Canon City, Colorado  81212
(719) 275-7471
(719) 269-3750-Fax

L. J. "COOK" SIEJA
President and General Manager
Shipping Systems Division
122 W. 22nd Street, Suite 100
Oak Brook, Illinois  60521
(708) 573-4778
(708) 573-4659-Fax

GRAHAM TARBUCK
Managing Director
PORTEC (U.K.) Ltd.
Vauxhall Industrial Estate
Ruabon, Wrexham, Clwyd LL14 6UY
United Kingdom
44-1-978-820820
44-1-978-821439-Fax


Stockholder's Information

    STOCK TRANSFER AGENT AND                   COUNSEL
    REGISTRAR                                  Schiff Hardin & Waite
                                               Chicago, Illinois
    (Communications concerning:

     o stock transfer,
     o dividend disbursement,                  STOCK LISTING
       change of address,                      New York Stock Exchange
       loss of a stock certificate, or         Chicago Stock Exchange
       nonreceipt or loss of a dividend check  Trading Symbol: POR should be directed to:)
    Harris Trust and Savings Bank         EXECUTIVE OFFICES
    Coporate Trust and Savings Bank       PORTEC, Inc.
    311 W. Monroe St.                     One Hundred Field Drive, Suite 120
    Chicago, Illinois 60606               Lake Forest, Illinois 60045
    (312) 461-6838                        (847) 735-2800
                                          (847) 735-2828-Fax



        INDEPENDENT ACCOUNTANTS

        Price Waterhouse LLP

        Chicago, Illinois                   FORM 10-K
                                            A copy of Form 10-K for 1995, as
                                            filed with the Securities and
        ANNUAL MEETING                      Exchange Commission will be
        The Annual Meeting will be held     available to stockholders at no
        at 10:00 A.M. on                    charge (except for exhibits)
        Tuesday, April 23, 1996, in the     after March 31, 1996, by writing
        Adams Room of the                   to the:
        Midland Hotel, 172 West Adams,         Secretary, PORTEC, Inc., One
        Chicago, Illinois.                  Hundred Field Drive,
                                               Suite 120, Lake Forest,
                                            Illinois  60045.



QUARTERLY STOCK & DIVIDEND INFORMATION

                                       First  Second  Third   Fourth
Common Stock Prices(1)                Quarter Quarter Quarter Quarter


1995 Common Stock Prices
  High  . . . . . . . . . . . . .     $14.00  $13.75 $12.88  $11.88

  Low   . . . . . . . . . . . . .      11.63   10.88  11.50    9.50


1994 Common Stock Prices
  High  . . . . . . . . . . . . .     $13.63  $14.75 $15.50  $16.88

  Low   . . . . . . . . . . . . .      10.25   12.25  12.50   11.75




(1) The high and low prices are based on prices as reported on the Composite Tape. A stock dividend of 10% was paid in December 1994.