Form 10-K405, Exhibit 13
period 1996-12-31
PORTEC INC
filed 1997-03-27
CIK 79570

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

(Pie Chart Depicting 34% of Sales)

                o  Environmental Equipment  o  Treat contaminated  soils and sludges.  Process and recycle
                                               green yard waste, waste wood and
                                               demolition debris, reducing
                                               landfill requirements.

MATERIALS HANDLING

                o  Specialty Belt Conveyors o  Automate handling of baggage, packages, food and pharmaceutical
                                               products, newspaper, etc. to
                                               lower material handling costs.

(Pie Chart Depicting 28 % of Sales)

                o  Recycling Conveyors and  o   Separate glass, plastics and
                   Systems                      metals from municipal solid
                                                waste for recycling, also
                                                reducing landfill requirements.

RAILROAD PRODUCTS

                o  Track Components         o   Fasten rails to rails and
                                                rails to ties in railroad
                                                and mass transit track
                                                systems worldwide.

(Pie Chart Depicting 38% of Sales)

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



CONTENTS

Letter to Stockholders and Employees                                         2
Construction Equipment Segment  . . .                                        4
Materials Handling Segment  . . . . .                                        6
Railroad Products Segment   . . . . .                                        8
Business Segments   . . . . . . . . .                                       10
Geographic Areas  . . . . . . . . . .                                       11
Management's Discussion and Analysis                                        12
Consolidated Statements of Income   .                                       17
Consolidated Balance Sheets   . . . .                                       18
Consolidated Statements of Cash Flows                                       19
Notes to Consolidated Financial Statements  .                               20
Report of Independent Accountants   .                                       33
Corporate Information   . . . . . . .                                       34
Stockholders' Information   . . . . .                                       36


FIVE-YEAR SUMMARY (1)

    For Years Ended December 31

                                                           1996         1995        1994         1993        1992
INCOME AND OPERATING DATA
Net sales                                               $ 97,338     $ 97,072    $ 96,474     $ 76,324    $ 68,638
Cost of products sold                                     68,409       68,539      65,681       51,387      46,232
Selling, general and administrative expense               18,808       19,974      21,718       18,309      13,854
Depreciation and amortization                              2,442        2,173       2,012        1,478       1,376
Loss on impaired assets                                        -        2,372           -            -           -
Other income, net                                            368          578       1,091          559         378
Interest expense                                           1,095        1,680         829          750       1,220
Income before income taxes                                 6,952        2,912       7,325        4,959       6,334
Income tax provision                                          61           14         500          263         821
Net income                                                 6,891        2,898       6,825        4,696       5,513

FINANCIAL DATA
Working capital                                         $ 25,981     $ 19,375    $ 12,797     $  8,554    $  7,924
Property, plant and equipment-net                         14,543       14,171      13,372       12,129       9,671
Total assets                                              65,950       57,818      57,522       42,478      38,045
Long-term debt                                            10,768       10,117       7,623        5,277       8,094
Stockholders' equity                                      34,986       28,028      24,959       17,744      12,309
Average common and common equivalent
  shares outstanding                                   4,576,358    4,596,469   4,572,468    4,464,877   4,034,571

PER SHARE OF COMMON STOCK (2)
Net income                                              $   1.50     $    .63    $   1.49     $   1.05    $   1.37
Stockholders' equity-end of year                            8.00         6.47        5.83         4.19        3.03

Number of employees                                          671          637         779          619         518
Number of stockholders                                     1,168        1,262       1,335        1,412       1,473

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


TO OUR STOCKHOLDERS AND EMPLOYEES:


Portec had a successful year in 1996. Total sales were up only slightly, but net income was more than double the prior year's level, and each of our three business segments contributed to the improved profit picture.

SALES, EARNINGS AND NET WORTH UP
Our sales  in 1996  were $97.3  million, up slightly  from $97.1  million last
year.   Volume  in  our  Materials Handling  and  Railroad  Products  segments increased, offsetting a decline in Construction Equipment segment sales.

Net income in 1996 was $6.9 million, up 138% from $2.9 million in 1995. Last year's net income was reduced by a $2.4 million non-recurring charge resulting from a write-down of certain inventories and goodwill related to the Innovator product line.

Stockholders' equity at December 31, 1996, was $35.0 million. This represents an increase of 25% over the prior year's level of $28.0 million.

ALL SEGMENTS REPORT PROFIT INCREASES
Our foremost goal in 1996 was to improve on the disappointing profit reported for 1995. We were able to achieve this by stronger performance in each of our three business segments. In the Construction Equipment business, our focus was on regaining positive momentum in our traditional aggregate equipment products. These had declined approximately 8% in 1995 due to distractions from the acquisition of Innovator Manufacturing, Inc. in late 1994. In 1996, this decline was reversed and sales of crushers, screens, washing equipment and conveyors increased by 5%. Total sales for the Construction Equipment segment declined by 11% due largely to lower Innovator sales, but operating profit rebounded from a loss of $1.0 million in 1995 to a positive $1.3 million in 1996.

The Materials Handling segment had another strong year, with sales increasing nearly 10% to $27.2 million, and operating profit increasing 15% to $4.6 million. Our Flomaster specialty conveyor business was helped by a large order for the U.S. Post Office, which added nearly $1.5 million to 1996 sales. Pathfinder products for industrial lift trucks were up nearly 8%, reflecting continued strength in the lift truck industry and the growth of new products. Finally, sales of Countec conveyor and sorting systems for materials recycling facilities were up 8%, although profitability was down by nearly 15% due to more competitive pricing. Overall, Materials Handling segment sales and operating profit have grown by an impressive 110% and 89%, respectively, over the last five-year period.

Sales in our Railroad Products segment increased by 5% in 1996, to $37.1 million. Operating profit increased by 54% to $2.2 million. Our track components business in the U.S. was strengthened by the acquisition of Moore & Steele Corporation's rail lubrication products at mid-year. The Company now has the broadest product offering, by far, in rail lubrication products world wide. In Canada, our track components business improved slightly as the two major Canadian railroads completed restructuring and reported record earnings. Also, we saw a major year to year improvement at Portec (U.K.) Ltd. In 1995, Portec (U.K.) Ltd. reported a loss resulting from an unprofitable steel fabrication business which we exited late in that year.

OUTLOOK
While we are pleased with the rebound in earnings in 1996, we did not meet our sales growth objective. We realize that sales growth is necessary to achieve continuing increases in shareholder value and to create advancement opportunities for our employees. We are committed to a financial plan in 1997 with minimum sales growth of 7%, assuming no acquisitions. As always, there are both opportunities and challenges in each of our businesses which will affect our efforts to grow.

In Railroad Products, we believe the railroad industry is in a long-term growth trend. In the U.S., ton-miles of freight carried by railroads set a new record in 1996 for the tenth straight year. Relative to trucks, railroads have advantages in fuel efficiency, lower pollution and public safety, and their share of intercity freight has grown in recent years following a 50-year decline. Several mergers of large U.S. railroads have occurred in the last two years. In the short-term, these have had a negative impact on our U.S. track components business as some initial confusion and project delays occur. However, the improved efficiency and service capabilities of the new railroads should ultimately boost rail traffic - the underlying source of demand for our products.

In the international railroad market, we have significant involvement in Mexico, Canada and the United Kingdom. In each country, nationalized rail systems have been privatized during the last several years. This has created even more confusion and delay than have the mergers in the U.S. Also, in the case of Mexico, we have been faced with a severe downturn in the economy. Although the short-term impact on our business has been negative, we believe that the privatization efforts will result in much stronger rail systems in each country, and above average growth rates in rail traffic. We saw some improvement in the U.K. and Canadian markets during 1996, and we expect Mexico to join the trend in 1997.

In our Construction Equipment business, we expect to increase sales in 1997, following two years of decline. The Innovator Manufacturing acquisition has been a major challenge for us in 1995 and 1996. During 1996, we established a focused sales and dealer network for Innovator products, refined application guidelines and improved product design. Although 1996 sales declined substantially from the prior year, these efforts should produce higher shipments in 1997.

The market for our traditional aggregate processing equipment correlates with the production of crushed stone, sand and gravel which, in turn, is determined by construction activity. The outlook for 1997 is one of continued optimism by construction equipment dealers. In a recent survey, nearly 90% of dealers believe that 1997 will be as good or better than 1996, with nearly 50% believing it will be better. Overall construction activity is expected to increase by roughly 4%, with increases in public works and non-residential construction offsetting a 7% decline in residential housing starts. One uncertainty in the forecast is the future of the federal highway funding program known as ISTEA, which expires in September 1997. Current proposals for renewal of the act project yearly spending at a relatively strong $21 billion to $26 billion level.

Our Materials Handling  segment has shown excellent growth over  the last five
years, and  we expect this  to continue in  the coming year.   Airline baggage
handling is a key market for some of our traditional conveyor products, and activity continues to be strong as airline passenger seat-miles grow at twice the rate of the general economy in the U.S. and even faster in international markets. In addition, we were successful in supplying specialty conveyors to the U.S. Post Office in 1996, and expect to expand this business in 1997.
The U.S. Post Office is in the process of a $14 billion capital expenditure program to increase efficiency and on-time performance, and this should provide significant opportunities for us over the next several years.

On the challenge list for Materials Handling is a significant decline in the market for recyclables sorting systems produced by our Countec operation. Countec had a strong performance in 1996 due to a large backlog entering the year. However, prices for recycled materials dropped precipitously in late 1995, and capital expenditures by municipalities and private waste haulers followed suit. Although material prices have bottomed out, they remain at historically low levels, and the timing of a complete recovery is uncertain.

QUARTERLY DIVIDEND ANNOUNCED
During the fourth quarter of 1996, the Company's Board of Directors declared an $0.08 quarterly cash dividend. This action reflects the Board's satisfaction with the overall performance of the Company in recent years and anticipated future progress. The Company last paid a cash dividend ten years ago, prior to a major restructuring. As a result of that restructuring and improved operating results, the Company has reduced bank debt from $35.7 million at December 31, 1987, to $10.7 million at December 31, 1996. Shareholders' equity of $2.9 million at December 31, 1989, has increased more than twelve-fold to $35.0 million at December 31, 1996.

We appreciate the support from our stockholders and Board of Directors. We also thank our customers for their valued business and our employees for their dedication and commitment to the Company's success.



Albert Fried, Jr.             Michael T. Yonker
Chairman of the Board         President and CEO



(3 photographs of equipment as described by captions.)







                                                           Portec designed
                                                           and built  this
                                                           large system for
                                                           the production of
                                                           stone and sand.














  A model 4030
  Recycler at work
  producing reclaimed
  aggregate from
  concrete demolition
  material.


















                                                          The new model 241
                                                          hydraulic screen
                                                          plant provides an
                                                          economical solution
                                                          to light duty
                                                          screening applications
                                                          such as top soil.








CONSTRUCTION EQUIPMENT SEGMENT

Portec's Construction Equipment Division is headquartered in Yankton, South Dakota, and accounted for 34% of total Company sales in 1996. Historically, the division's product lines have been used by the construction and road building industries for the production of crushed stone, sand and gravel - the basic raw materials for concrete and asphalt. In recent years, new products have been added which have applications in environmental markets, primarily soil remediation, sludge treatment and green waste processing.

1996 FINANCIAL PERFORMANCE
Construction Equipment segment sales declined by 11% to $33.0 million from $36.9 million in 1995. The sales decline occurred predominately in Innovator green waste processing equipment. The Innovator line is sold through dealers, who, by and large, were overstocked with these products at the end of 1995, severely limiting new sales in 1996. In addition, the major focus in 1996 was on establishing a new sales and dealer organization and on developing new application guidelines and product enhancements rather than on new sales. We expect to see increased shipments of Innovator products in 1997 as a result of these efforts.

Sales of our traditional aggregate processing equipment increased by 5% during 1996, reversing an 8% decline in the prior year. Despite lower shipments, operating profit for the Construction Equipment segment in 1996 was $1.3 million, compared to a loss of $1.0 million in the prior year which was the result of the write-off of Innovator goodwill and inventory. Our backlog at December 31, 1996, was $9.4 million, 71% greater than the year earlier level. This gives us a strong start in 1997, and we expect Construction Equipment sales this year to reverse the declines of the last two years.

NEW PRODUCTS INTRODUCED
Construction Equipment sales in 1997 should also benefit from several new products which were introduced in 1996. Our model 4030 portable impact crusher was introduced to recycle used asphalt and concrete into useful aggregate products. Growth in this market segment has been above average in recent years. We also introduced the model 1814 wash plant as a portable, cost efficient alternative for small sand and gravel producers. Finally, we shipped the first model 241 hydraulic screen plant for topsoil, environmental and light duty sand and gravel applications. This product addresses the cost conscious producer and compliments several larger models in our hydraulic screen family.

OPERATIONS IMPROVED
During the year, the Construction Equipment Division undertook several programs to improve the efficiency and customer responsiveness of our business. Formal classes in continuous productivity improvement, process flow and waste elimination were provided to half of the divisions' employees, with the remaining half scheduled for 1997.

Product quality is being addressed through an overhaul of the quality system. A new quality manual and procedures are being implemented according to the ISO 9001 standards. The emphasis is on establishing consistent inspection criteria, corrective action feedback and internal audits. The payback for these efforts will be greater customer satisfaction and lower product warranty costs.

LINE          PRODUCTS                APPLICATION                   MARKET               SALES CHANNELS
Pioneer  o Crushers               o Production, sizing, cleaning  o Construction    o Direct & through dealers
&        o Conveyors & stackers     & handling of bulk materials  o Mining            to end-users
Kolberg  o Screens & feeders      o Soil remediation              o Roadbuilding
         o Washers & classifiers  o Sludge treatment              o Recycling
         o Pugmills               o Environmental remediation

Innovator o Tumble grinders       o Size reduction for green waste,o Recycling      o Direct & through dealers
          o Tub grinders            wood waste & demolition debris o Composting       to end-users
          o Trommel screens       o Sizing & cleaning of wet,
                                    sticky materials


(3 photographs of equipment as described by captions)








                                                           Flomaster Division
                                                           is supplying these
                                                           conveyors and other
                                                           equipment to postal
                                                           facilities
                                                           throughout the
                                                           United States (above
                                                           and center).
















  Glass sorting
  systems supplied
  by Countec
  produce saleable
  recycled materials
  while decreasing
  disposal costs (right).














                                                           This unmanned
                                                           ADS,or automatic
                                                           delivery system,
                                                           by Pathfinder
                                                           reduces material
                                                           handling cost in
                                                           a large warehouse
                                                           operation (left).









MATERIALS HANDLING SEGMENT


Portec's Materials Handling segment consists of three business units - the Flomaster Division and the Pathfinder Division, located in Canon City, Colorado, and the Countec Division (formerly called Count Recycling Systems) in Des Moines, Iowa. Product lines include specialty belt conveyor components, electronic wire guidance packages for lift trucks and conveyor systems for solid waste recycling.

1996 FINANCIAL PERFORMANCE
Sales in our Materials Handling segment in 1996 were $27.2 million, an increase of 10% over 1995's $24.8 million. This continues the pattern of growth which has brought this segment to 28% of total company sales in 1996 compared to just 17% of the total five years ago. Each of the three businesses in this segment contributed to the growth in sales. Operating profit was up 15% to $4.6 million compared to $4.0 million in 1995, with increases at Flomaster and Pathfinder offsetting a decline at Countec.

NEW PRODUCTS DRIVE SALES
Sales at Flomaster increased largely because of a $3 million order for specialty conveyors included in a new flat mail sorting system being installed by the U.S. Post Office. Roughly half of the initial order for 100 installations was shipped in 1996, with the balance scheduled for 1997. We expect that there will be a continuation of this program which would involve at least 200 additional installations to be split between 1997 and 1998 shipments. In addition, we are involved with a number of other post office projects which look promising for future years. In order to meet delivery schedules on these contracts without damaging our service levels to other customers, we added 22,000 square feet of additional manufacturing space in early 1996.

At Pathfinder, we had good success in the second year of a new product called the ADS, or Automatic Delivery System. This product line utilizes some of the wire guidance technology from our automatic steering units for manned fork lift trucks and applies it to unmanned lift trucks. An ADS can move loads from one place in a warehouse or factory to another, automatically and without operators. During 1996, shipments of these labor saving systems quadrupled, providing the bulk of the 8% sales growth posted by Pathfinder.

COUNTEC BROADENS LINE
As 1996 progressed, prices for recycled materials such as newsprint, corrugated paper and plastics weakened. This dramatically reduced the number of new materials recycling facility (MRF) projects and the demand for Countec's traditional handling and sorting systems. Although we believe this condition is temporary, Countec broadened its product line in late 1996 to help weather the storm. A new glass sorting system was introduced which has appeal to existing MRF operators. The system allows a MRF operator to automatically sort broken glass in the waste stream by color and to remove ceramic materials, providing a saleable product while reducing the waste tonnage which must be landfilled. A typical glass sorting system, including screens, conveyors and glass sorter, sells for between $200,000 and $500,000. Countec installed three systems in 1996 and had additional bids outstanding as we entered 1997.



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

Countec     o Conveyor systems          o Handling & sortation             o Municipal & private materials o Direct & through
                                          of solid waste                     recycling facilities            representatives to
                                                                                                             end-users



(3 photographs of equipment as described by captions)






                                                           This web strapping
                                                           system was  designed
                                                           by Shipping Systems
                                                           Division to secure
                                                           large paper rolls for
                                                           rail shipment.


















An automatic furnace
feeder helps reduce
rail joint cost at
our Huntington,
West Virginia,
manufacturing plant.
























                                                         This Moore  & Steele
                                                         hi-rail lubricator is
                                                         often used on low
                                                         traffic lines or after
                                                         a rail grinding
                                                         operation.










RAILROAD PRODUCTS SEGMENT


The Railroad Products segment includes four business units: The Railway Maintenance Products Division in Pittsburgh, Pennsylvania; the Shipping Systems Division in Oak Brook, Illinois; Portec, Ltd. in Lachine, Quebec; and Portec (U.K.) Ltd., our British subsidiary located in North Wales. In 1996, Railroad Products accounted for 38% of total Company sales. Product lines include a broad range of track components including rail joints, rail anchors and lubricators, securement devices for holding loads on railroad cars and jacking systems for railroad car repair facilities.

1996 FINANCIAL PERFORMANCE
In 1996, our Railroad Products segment increased sales by 5% to $37.1 million. Approximately two-thirds of the increase resulted from an acquisition, with the remainder provided by growth at all operations except Shipping Systems Division. The U.S. market for track components was hurt by project delays and uncertainties associated with recent or pending mergers of our large railroad customers. However, Portec, Ltd. experienced a stronger market in 1996 as the restructurings at the Canadian National Railway and Canadian Pacific
Railway were completed and both railroads registered strong financial performance. Helped by the additional sales volume, operating profit of our Railroad Products segment increased to $2.2 million from $1.5 million in 1995. Also contributing to profit growth was a turnaround at Portec (U.K.) Ltd. which had generated a loss in 1995.

MOORE & STEELE ACQUISITION
In mid-1996,  we acquired  the rail  lubrication  products of  Moore &  Steele
Corporation, Owego,  New York.   Rail lubrication  involves placing a  film of
grease between the flanges of locomotive or railcar wheels and the head of the rail. This film can be created by a fixed station at the side of the track (wayside lubrication), by a specially equipped truck as it moves along the rails (hi-rail lubrication), or by units mounted on a locomotive or transit car (on-board lubrication). The purpose of the grease film, regardless of how it is applied, is to reduce friction between the wheel flange and rail head, thereby reducing wear and fuel costs. In some high wear areas such as tight curves, effective lubrication can roughly double flange and rail life and can reduce fuel usage by the locomotive by 7% to 8%. As the trend to heavier axle loads and higher utilization of main lines by railroads continues, track lubrication becomes more and more important.

Portec  had  supplied   rail  lubrication  products  to  North   American  and
international  railroad  markets  for  decades prior  to  the  Moore  & Steele
acquisition.    However,  with  the  acquisition,  our  product lines  in  the hydraulic wayside and hi-rail segments are considerably stronger, giving us
clear leadership in the market.   We can  now offer  our U.S. and international
customers the widest choice of lubrication products and field service capability for nearly anyapplication.

CONTINUOUS COST IMPROVEMENT
A challenge in all of our railroad businesses is strong price competition and the continuing battle to achieve acceptable margins. During 1996, Portec, Ltd. fully implemented a new rail anchor forming press which had been installed in late 1995. The new equipment reduced our labor cost per anchor by more than 25%, decreased scrap rate by two-thirds and increased material utilization. At our U.S. track components plant in Huntington, West Virginia, we installed automation equipment on our rail joint bar processing line. Joint bar blanks are now loaded automatically onto a furnace conveyor and after heating are moved automatically through a two-stage hot punching operation. Additional cost reduction efforts are underway for 1997.




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

Portec, Ltd.         o Rail anchors        o Transfer rail forces to ties o Railroads worldwide          o Direct

Shipping Systems     o Securement devices  o Secure loads to railcars     o Railroads & railcar lessors  o Direct



BUSINESS SEGMENTS


(Dollars in thousands)                                     1996         1995        1994         1993        1992

NET SALES
Construction equipment                                  $ 32,986     $ 36,947    $ 38,806     $ 29,922    $ 25,203
Materials handling                                        27,217       24,755      16,943       12,394      12,979
Railroad                                                  37,135       35,370      40,725       34,008      30,456

   Total                                                $ 97,338     $ 97,072    $ 96,474     $ 76,324    $ 68,638

OPERATING PROFIT (LOSS)
Construction equipment                                  $  1,286     $ (1,015)   $  2,942     $  1,256    $     73
Materials handling                                         4,622        4,019       2,472        1,703       2,451
Railroad                                                   2,242        1,458       3,033        3,051       2,118
   Total                                                   8,150        4,462       8,447        6,010       4,642

General corporate and litigation expenses                   (471)        (448)     (1,384)        (860)      2,534
Interest expense                                          (1,095)      (1,680)       (829)        (750)     (1,220)
Interest and other income                                    368          578       1,091          559         378

Income before income taxes                              $  6,952     $  2,912    $  7,325     $  4,959    $  6,334

IDENTIFIABLE ASSETS AT DECEMBER 31
Construction equipment                                  $ 22,410     $ 22,016    $ 26,251     $ 14,257    $ 13,274
Materials handling                                        13,355       12,108       7,101        4,198       5,289
Railroad                                                  21,374       18,186      16,881       17,348      11,894
                                                          57,139       52,310      50,233       35,803      30,457
Corporate                                                  8,811        5,508       7,289        6,675       7,588

   Total                                                $ 65,950     $ 57,818    $ 57,522     $ 42,478    $ 38,045




GEOGRAPHIC AREAS

(Dollars in thousands)                                     1996         1995        1994         1993        1992

NET SALES
United States                                           $ 84,530     $ 84,762    $ 81,852     $ 65,372    $ 55,593
International(1)                                          12,808       12,310      14,622       10,952      13,045

   Total                                                $ 97,338     $ 97,072    $ 96,474     $ 76,324    $ 68,638

EXPORT SALES                                            $  8,943     $ 12,781    $ 13,121     $  7,787    $  8,592


OPERATING PROFIT (LOSS)
United States                                           $  7,146     $  6,696    $  7,801     $  4,448    $  2,808
International(1)                                           1,004       (2,234)        646        1,562       1,834
   Total                                                   8,150        4,462       8,447        6,010       4,642

General corporate and litigation
  expenses                                                  (471)        (448)     (1,384)        (860)      2,534
Interest expense                                          (1,095)      (1,680)       (829)        (750)     (1,220)
Interest and other income                                    368          578       1,091          559         378

Income before income taxes                              $  6,952     $  2,912    $  7,325     $  4,959    $  6,334

IDENTIFIABLE ASSETS AT DECEMBER 31
United States                                           $ 53,497     $ 46,500    $ 44,962     $ 32,497    $ 31,892
International(1)                                          12,453       11,318      12,560        9,981       6,153

   Total                                                $ 65,950     $ 57,818    $ 57,522     $ 42,478    $ 38,045

(1) Sales  in Canada  were $6,287,000, $5,892,000,  $6,570,000, $7,789,000 and  $8,475,000 for 1996, 1995,  1994, 1993 and
    1992, respectively.   Sales  in Canada were  greater than  10% of total  sales for 1993  and 1992.   Operating profits
    (loss) in  Canada were  $521,000, $(1,623,000), $361,000, $1,251,000  and $1,345,000  for the  respective years.   The
    Canadian operating  profits do  not include  Corporate allocations.   Identifiable  assets in Canada were  $6,687,000,
    $6,782,000, $7,885,000, $5,842,000 and $4,135,000 for 1996, 1995, 1994, 1993 and 1992, respectively.


MANAGEMENT'S DISCUSSION AND ANALYSIS


Management's discussion and analysis of the Company's financial condition and results of operations consists of the Business Segments and Geographic Areas information on pages 4 through 11, the Company's Financial Statements and notes thereto on pages 17 through 32, Five-Year Summary on page 1 and the following information:

RESULTS OF OPERATIONS
1996 COMPARED WITH 1995
Net sales for the year ended December 31, 1996, were $97,338,000, an increase of $266,000 from the corresponding period of 1995.

Construction Equipment sales of $32,986,000 were down 11% from the $36,947,000 sold in 1995 due entirely to the lack of Innovator product line sales. Early in the year, new application guidelines and certain product enhancements were undertaken and the method of marketing these products was reevaluated. Progress in these areas started to produce results in late 1996. Materials Handling net sales for 1996 were $27,217,000, a 10% increase over the same period of 1995. Several new products contributed to the increase in sales of this segment. Sales of the Railroad Products segment of $37,135,000 were 5% above those of last year. The acquisition of Moore & Steele Corporation in July, 1996, contributed approximately 70% of the overall increase and a recovery in the Canadian railway industry resulted in additional improvement. Export sales were down 30% to $8,943,000 as a result of less activity in Canada and Mexico.
 For the year ended December 31, 1996, the Company's net
income was $6,891,000 compared with net income of $2,898,000 for 1995. The 1995 results included the recognition of a loss on impaired assets of
$2,372,000.   During  1996, selling, general and administrative expense and interest expense were reduced.

The Construction Equipment segment reported an operating profit for 1996 of $1,286,000 compared with a operating loss of $1,015,000 in 1995. The results of 1995 included a loss on impaired assets of $2,372,000. During 1996, the segment experienced significant costs related to the redesign of several product lines. The operating profit of the Materials Handling segment increased from $4,019,000 in 1995 to $4,622,000 in 1996. Higher sales volume and greater efficiency resulted in this positive change. The Railroad Products segment had operating profit of $2,242,000 for 1996 compared with $1,458,000 in 1995. The foreign operations experienced significant improvement in operating profit during 1996.

Other income decreased from $316,000 in 1995 to $92,000 in 1996. Other income in 1995 included a gain of $250,000 on the sale of a portion of assets held for sale.

The Company's cost of products sold, exclusive of depreciation and amortization, was down from 71% of sales in 1995 to 70% in 1996 due to greater operating efficiency. Selling, general and administrative expense of $18,808,000 was 19% of sales in 1996 compared with 21% in 1995. The 1995 selling, general and administrative expense included a write-off of unamortized goodwill of $1,216,000. Depreciation and amortization increased $269,000 in 1996 compared with 1995. Amortization of intangibles was $292,000 in 1996 compared with $219,000 in 1995.

Interest expense of $1,095,000 was down 35% from the prior year of 1995 due to a reduction in floor plan financing and a decrease in interest rates granted by a bank under the Company's credit agreement.

At December 31, 1996, a net deferred tax asset of $2,066,000 was reflected on the balance sheet after a reduction of $3,133,000 in the valuation allowance. The decrease in the valuation allowance for 1996 resulted from the utilization of tax loss carryforwards and certain tax credits, the reversing of temporary differences and a reevaluation of future taxable income potential. At December 31, 1995, the valuation allowance was decreased $977,000 for deferred tax assets realized through reversing temporary differences.

Current assets of the Company at December 31, 1996, were up $5,649,000 from the prior year. The increase in cash and cash equivalents of $1,502,000 resulted from operating activities. Accounts receivable were up due to increased sales late in 1996 compared with 1995 while the current portion of net deferred tax benefits increased by $2,586,000 as a result of a reduction in the valuation allowance and a reclassification of tax attributes.

Intangible assets increased $1,887,000 for goodwill related to an acquisition and earnouts and a fee for a license agreement entered into by the Materials Handling segment. These were partially offset by normal amortization. Notes receivable and other assets increased as a result of additional non-current receivables.

The decrease in current liabilities from $17,076,000 to $16,119,000 during 1996 reflects lower trade accounts payable and other accrued expenses. Long-term debt at December 31, 1996, was $10,768,000, an increase of $651,000 from the prior year. These funds along with funds generated from operations were used primarily for capital expenditures of $2,300,000 and an acquisition.

The Company's stockholders' equity increased $6,958,000 from December 31, 1995, to December 31, 1996, to a level of $34,986,000, primarily due to earnings and the issuance of common stock upon the exercise of stock options. Treasury stock, purchased at a cost of $241,000 under the Company's stock repurchase program, was partially used for the Company's contribution to the Savings and Investment Plan for Company employees. The Company resumed quarterly cash dividends during the fourth quarter of 1996. Accordingly, the stockholders' equity was reduced by $350,000 for the stock dividend.

Inflation, which was comparable to 1995, did not adversely affect the Company in 1996 nor did the impact of foreign exchange adjustments.

Bookings in 1996 of $97,498,000 were up 2% from the $95,848,000 booked in 1995. The increase in bookings was due to increased bookings late in 1996 by the Construction Equipment segment. The year-end order backlog of $20,885,000 was 3% below the backlog of December 31, 1995, due primarily to a decrease in demand for recycling conveyor equipment in response to temporary, but significant declines in the market price for recycled materials.

1995 COMPARED WITH 1994
Net  sales  for  1995  were  $97,072,000, an  increase  of  1%  from  sales of
$96,474,000  in 1994.   Construction  Equipment sales  of $36,947,000  were 5%
below those of the  prior year due to weaker industry conditions in the market
for  aggregate and green waste  processing equipment.   Materials Handling net
sales increased 46% to $24,755,000, reflecting the impact of an acquisition and stronger market conditions for both our traditional belt conveyor products
and our automatic steering  products for lift trucks.   Railway Products sales
of $35,370,000 were 13% below those of last year. The lower sales were the result of decreased demand for load securement systems for intermodal railcars
and declines in our  Canadian and U.K. rail business.   Both the Canadian  and
British railroads were going through major restructuring programs. These were partially offset by a successful year in our railroad track components business. Export sales were down 3% to $12,781,000 as a result of decreased construction activity in Mexico.

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

Other income increased $551,000 in 1995. During 1995, a gain of $250,000 was recorded on the sale of a portion of assets held for sale. Other expense in 1994 included a loss on disposal of fixed assets.

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

At December 31, 1994, a net deferred tax asset of $700,000 was reflected on the balance sheet after recording a valuation reserve of $4,110,000. At Decem-ber 31, 1995, the valuation reserve was decreased $977,000 for deferred tax assets realized through reversing temporary differences. Based on management's estimation of future taxable income considering budgeted operating results and the uncertainty in the general economic outlook, no
additional change was made to the valuation reserve.   Current  assets at
December 31, 1995, were up $890,000 due partially to an increase in other current assets. The change in other current assets resultedfrom a higher
income tax  receivable  related to  foreign  operations.   The reduction in
assets held for sale reflected the sale of the remaining property in Minneapolis, Minnesota. Goodwill was decreased by $929,000 which resulted from the write-off of the Innovator goodwill and normal amortization partially offset by the recording of $400,000 additional goodwill related to an earnout provision for a business acquired in 1994.

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

The Company presently has a facility for sale or lease in Troy, New York. Due to economic conditions and other factors, the efforts to sell this property
have  not been  successful.   Property in  Pittsburgh, Pennsylvania,  has been
leased  on a long-term  lease with an  option to  buy and the  option has been
exercised.   The  proceeds  of these  properties  will improve  the  Company's liquidity position. Due to the seasonal fluctuation in the Company's working capital needs and the limitations on borrowing, the Company continues to
exert  careful  cash controls.   However,  management  believes its  existing
line of  credit andanticipated  operating results will provide  the Company with
sufficient funds for  working  capital,  capital   expenditures and acquisitions
to support anticipated growth.   The Company's  working capital ratios were 2.6,
2.1 and 1.6 to 1 at December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, the Company had available $4,350,000 of unused credit under its loan agreement, plus cash and cash equivalents of $4,979,000 compared with $5,274,000 of unused credit and $3,477,000 of cash and cash equivalents at December 31, 1995.

CAPITAL RESOURCES
The Company does not have any material commitments for capital expenditures. Management estimates that capital expenditures for 1997 will be $3,000,000.

ENVIRONMENTAL
During  1989,  each  of   the  Company's  domestic  manufacturing  facilities,
including  those former manufacturing facilities included in the balance sheet as  Assets Held For Sale, were reviewed  for compliance with local and federal
environmental  regulations.   As  a  result  of  these  reviews,  the  Company
initiated the remedial actions  necessary to comply with such  regulations and
these  remedial actions have  been completed.   We continue to  review several
sites for possible future actions and  a reserve has been established to cover management's estimate of the  maximum cost to remediate  these sites, if  any.
The most significant site  is a former manufacturing facility  in Pennsylvania which is now leased as  a warehouse.  The Company has been  in discussion with the  Pennsylvania  Department of  Environmental  Resources  for several  years concerning  soil  and  groundwater  contamination  at  this  site,  and  these
discussions  continued during  1996.   The  Company  is cooperating  with  the
Pennsylvania Department of Environmental Resources and is currently monitoring
groundwater quality at  the site.   Remedial actions may  be required at  some
time  in  the  future.   The  Company  believes  that  the continuation  of  a
monitoring program, without remediation, is the appropriate course of action.



CONSOLIDATED STATEMENTS OF INCOME

    For the Years Ended December 31

(Dollars in thousands except per share data)                                        1996         1995        1994

REVENUES
   Net sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 97,338     $ 97,072    $ 96,474
   Interest income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         276          262       1,326
   Other income (expense) . . . . . . . . . . . . . . . . . . . . . . . . . .          92          316        (235)
     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      97,706       97,650      97,565

COSTS AND EXPENSES
   Cost of products sold (exclusive of depreciation
     and amortization)  . . . . . . . . . . . . . . . . . . . . . . . . . . .      68,409       68,539      65,681
   Selling, general and administrative  . . . . . . . . . . . . . . . . . . .      18,808       19,974      21,035
   Depreciation and amortization  . . . . . . . . . . . . . . . . . . . . . .       2,442        2,173       2,012
   Loss on impaired assets  . . . . . . . . . . . . . . . . . . . . . . . . .           -        2,372           -
   Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,095        1,680         829
   Other expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           -            -         683
     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      90,754       94,738      90,240

INCOME BEFORE INCOME TAXES  . . . . . . . . . . . . . . . . . . . . . . . . .       6,952        2,912       7,325
INCOME TAX PROVISION  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          61           14         500

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  6,891     $  2,898    $  6,825


EARNINGS PER COMMON SHARE

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   1.50     $    .63    $   1.49

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS

    December 31

(Dollars in thousands)                                                                           1996        1995

ASSETS
CURRENT ASSETS
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  4,979    $  3,477
  Accounts and notes receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       14,816      13,130
  Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       18,038      17,977
  Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          981       1,167
  Deferred income tax benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,286         700
    Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       42,100      36,451

PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          220         220
  Buildings and improvements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,964      10,824
  Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       23,010      20,884
                                                                                                34,194      31,928
  Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (19,651)    (17,757)
    Total property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . .       14,543      14,171
ASSETS HELD FOR SALE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,070       2,070
INTANGIBLE ASSETS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,922       3,035
NOTES RECEIVABLE AND OTHER ASSETS   . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,315       2,091
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 65,950    $ 57,818



LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .     $     46    $     46
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7,015       7,578
  Other accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        9,058       9,452
    Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       16,119      17,076

LONG-TERM DEBT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,768      10,117
OTHER LONG-TERM LIABILITIES
  Pensions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,868       1,923
  Deferred income tax   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,365         125
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          844         549
    Total other long-term liabilities . . . . . . . . . . . . . . . . . . . . . . . . . .        4,077       2,597

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 12)

STOCKHOLDERS' EQUITY
  Common stock, $1 par value; authorized - 10,000,000
     shares; issued - 4,373,596 and 4,333,176 shares  . . . . . . . . . . . . . . . . . .        4,374       4,333
  Additional capital  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       46,841      46,649
  Cumulative translation adjustment . . . . . . . . . . . . . . . . . . . . . . . . . . .          (99)       (359)
  Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (15,968)    (22,489)
                                                                                                35,148      28,134
  Treasury stock, 16,421 and 9,562 shares, at cost  . . . . . . . . . . . . . . . . . . .         (162)       (106)

    Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       34,986      28,028

    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 65,950    $ 57,818

<f><n>
The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

    For the Years Ended December 31


(Dollars in thousands)                                                              1996         1995        1994

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  6,891     $  2,898    $  6,825
  Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation and amortization . . . . . . . . . . . . . . . . . . . . .       2,442        2,173       2,012
      Loss on impaired assets   . . . . . . . . . . . . . . . . . . . . . . .           -        2,372           -
      Gain on sales of property, plant and equipment
        and assets held for sale  . . . . . . . . . . . . . . . . . . . . . .          (1)        (334)        (25)
      Deferred income taxes   . . . . . . . . . . . . . . . . . . . . . . . .      (1,346)          48        (140)
      Changes in other balance sheet accounts:
        Decrease (increase) in receivables  . . . . . . . . . . . . . . . . .      (1,686)          94      (3,974)
        Decrease (increase) in inventories  . . . . . . . . . . . . . . . . .         638       (1,660)     (1,573)
        Decrease (increase) in other current assets . . . . . . . . . . . . .         186         (162)       (124)
        Decrease in accounts payable and accruals   . . . . . . . . . . . . .        (793)      (1,101)       (333)
        Decrease (increase) in other assets net of other liabilities  . . . .        (282)         331         985
          Net cash provided by operating activities . . . . . . . . . . . . .       6,049        4,659       3,653

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (2,930)        (400)     (3,908)
  Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . . . . .      (2,300)      (3,059)     (3,601)
  Proceeds from disposal of property, plant and equipment
    and assets held for sale  . . . . . . . . . . . . . . . . . . . . . . . .          22          801         168
      Net cash used by investing activities   . . . . . . . . . . . . . . . .      (5,208)      (2,658)     (7,341)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from revolving credit agreement  . . . . . . . . . . . . . . . . .         700        4,832       3,550
  Principal payments of term debt   . . . . . . . . . . . . . . . . . . . . .           -       (6,645)     (2,060)
  Proceeds from (repayment of) other long-term debt . . . . . . . . . . . . .         252          100         (73)
  Issuance of common stock  . . . . . . . . . . . . . . . . . . . . . . . . .         233          181         401
  Purchase of treasury stock  . . . . . . . . . . . . . . . . . . . . . . . .        (241)        (486)          -
  Cash dividends paid   . . . . . . . . . . . . . . . . . . . . . . . . . . .        (350)           -           -
     Net cash provided (used) by financing activities . . . . . . . . . . . .         594       (2,018)      1,818

EFFECT OF EXCHANGE RATE CHANGE  . . . . . . . . . . . . . . . . . . . . . . .          67           96         (11)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  . . . . . . . . . . . .       1,502           79      (1,881)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR  . . . . . . . . . . . . . . .       3,477        3,398       5,279

CASH AND CASH EQUIVALENTS AT END OF YEAR  . . . . . . . . . . . . . . . . . .    $  4,979     $  3,477    $  3,398

SUPPLEMENTAL DISCLOSURES:
  Interest paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  1,078     $  1,623    $    792
  Income taxes paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         661          482         952
  Non-cash transaction-10% stock dividend . . . . . . . . . . . . . . . . . .           -            -       5,708

<f><n>
The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Portec, Inc. is a leading manufacturer of quality engineered products. The Company's principal lines of business are construction equipment, materials handling equipment and railroad products. The principal market for all product lines is North America.

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

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Portec, Inc. and all of its subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidation.

CASH EQUIVALENTS
Short-term and highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

ACCOUNTS RECEIVABLE
As  of  December  31,  1996,  approximately  21%  of  the  Company's  accounts receivable were concentrated with companies in the railroad industry. Economic and other factors impacting the railroad industry could hinder these customers' ability to satisfy their obligations. The Company does not require collateral for most of its credit sales which are typically due within 30 days.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for domestic inventories, representing 86% of total inventories, and on the first-in, first-out (FIFO) method for foreign inventories.

PROPERTY, PLANT AND EQUIPMENT
Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging generally from 10 to 25 years for buildings and from 5 to 18 years for machinery and equipment. Maintenance, repairs, minor renewals and betterments are charged to expense as incurred; major renewals and betterments are capitalized. The cost and related accumulated depreciation of assets replaced, retired or otherwise disposed of are eliminated from the property accounts, and any gain or loss is reflected in income. If the carrying value of an asset, including associated intangibles, exceeds the sum of estimated undiscounted future cash flows, then an impairment loss is recognized for the difference between estimated fair value and carrying value.

INTANGIBLE ASSETS
Goodwill in the amount of $3,631,000 at December 31, 1996, and $2,283,000 at December 31, 1995, is amortized on a straight-line basis over fifteen years and is recorded net of accumulated amortization of $543,000 and $330,000 for 1996 and 1995, respectively. Costs of patents and license agreements are amortized on a straight-line basis over the shorter of the legal or estimated useful life of the asset. Amortization expense on intangible assets was $292,000 for 1996, $219,000 for 1995 and $203,000 for 1994.

RESEARCH EXPENDITURES
Expenditures for research and development are charged to expense as incurred and amounted to approximately $784,000 for 1996, $900,000 for 1995 and $510,000 for 1994.


NET INCOME PER SHARE
Income per common and common equivalent share is computed based on the weighted average number of common shares outstanding during the year plus outstanding common stock equivalent shares subject to stock options, if dilutive. Share and per share amounts have been restated to give retroactive effect to a 10% stock dividend paid December 15, 1994, as if paid on January 1, 1994.
                                                  1996       1995       1994

AVERAGE SHARES OF COMMON STOCK AND EQUIVALENTS OUTSTANDING
Primary   . . . . . . . . . . . . . . . . . . . 4,576,358  4,596,469  4,572,468


FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable and borrowings approximated their fair values at December 31, 1996, and 1995, because of the short maturity of those instruments or their insignificance.

NOTE 2.  ACCOUNTS AND NOTES RECEIVABLE

The components of accounts and notes receivable at December 31, 1996, and 1995, were as follows:

(Dollars in thousands)                                      1996       1995

Trade receivables net of allowance for doubtful
  accounts of $357 and $463, respectively   . . . . . . . $14,724    $13,026

Current portion of notes receivable   . . . . . . . . . .      92        104

  Total   . . . . . . . . . . . . . . . . . . . . . . . . $14,816    $13,130


Notes receivable and other assets include notes receivable totalling $1,076,000 and $1,126,000 for 1996 and 1995, respectively, related to the sale of property in Minneapolis, Minnesota. The notes require monthly payments of principal and interest at rates ranging from 9% to 11% with maturities in the years 2007 and 2010.


NOTE 3.  INVENTORIES

The difference between LIFO value and approximate replacement cost of the LIFO inventories was $7,927,000 and $7,685,000 at December 31, 1996, and 1995,
respectively.

The components of inventories at December 31, 1996, and 1995, were as follows:

(Dollars in thousands)                                      1996       1995


Raw material and supplies   . . . . . . . . . . . . . . . $ 6,361    $ 5,923
Work-in-process   . . . . . . . . . . . . . . . . . . . .   3,468      5,313
Finished goods  . . . . . . . . . . . . . . . . . . . . .   8,209      6,741

  Total   . . . . . . . . . . . . . . . . . . . . . . . . $18,038    $17,977


NOTE 4.  INCOME TAXES

Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" and, accordingly, deferred income taxes represent the tax effect, at current statutory rates, of temporary differences in the bases of assets and liabilities for financial reporting and income tax purposes.

The provision for income taxes charged to operations was as follows:

(Dollars in thousands)                           1996      1995      1994

Current expense (benefit):
  Federal   . . . . . . . . . . . . . . . . . $   621     $    80    $  309

  State and Foreign   . . . . . . . . . . . . .   786        (114)      331
    Total Current   . . . . . . . . . . . . .   1,407         (34)      640

Deferred tax expense (benefit):
  Federal   . . . . . . . . . . . . . . . . . .(1,339)          -      (196)
  State and Foreign   . . . . . . . . . . . . .    (7)         48        56
    Total Deferred  . . . . . . . . . . . . . .(1,346)         48      (140)

Total provision   . . . . . . . . . . . . . . .$   61     $    14    $  500



Domestic deferred tax liabilities (assets) at December 31, 1996, and 1995, include the following:

(Dollars in thousands)                                       1996       1995


Depreciation  . . . . . . . . . . . . . . . . . . . . . . .$ 1,760    $ 1,747
Plant closing costs   . . . . . . . . . . . . . . . . . . .    983        955
  Gross deferred tax liabilities  . . . . . . . . . . . . .  2,743      2,702

Net operating loss carryforward   . . . . . . . . . . . . .      -       (719)
Accrued liabilities   . . . . . . . . . . . . . . . . . . .   (946)      (923)
Inventory   . . . . . . . . . . . . . . . . . . . . . . . .   (801)    (1,195)
Employee benefits   . . . . . . . . . . . . . . . . . . . .   (794)      (938)
Product liability and warranty  . . . . . . . . . . . . . .   (854)    (1,070)
Tax credit carryforwards  . . . . . . . . . . . . . . . . .   (937)    (1,163)
Other   . . . . . . . . . . . . . . . . . . . . . . . . . .   (477)      (527)
  Gross deferred tax assets   . . . . . . . . . . . . . . . (4,809)    (6,535)
Net deferred tax assets before valuation allowance  . . . . (2,066)    (3,833)
Deferred tax assets valuation allowance   . . . . . . . . .      -      3,133
Net deferred tax assets   . . . . . . . . . . . . . . . . .$(2,066)   $  (700)


In determining the amount of any valuation allowance required to offset deferred tax assets, the Company assesses the likelihood of realizing those assets based on anticipated future taxable income and other factors. The change in the valuation allowance of $3,133,000 related to the utilization of $1,965,000 of net operating loss carryforward and $352,000 of investment tax credits and to a reevaluation of the ability to realize deferred tax assets based on future taxable income potential. Foreign tax losses carryforward of $749,000 expiring in 2001-2002 are available to offset future taxable income for foreign income tax purposes.

Pre-tax income (loss) was taxed under the following jurisdictions:

(Dollars in thousands)                            1996       1995       1994


Domestic  . . . . . . . . . . . . . . . . . . . $ 5,535    $ 4,909    $ 6,999
Foreign   . . . . . . . . . . . . . . . . . . .   1,417     (1,997)       326

    Total   . . . . . . . . . . . . . . . . . . $ 6,952    $ 2,912    $ 7,325


The difference between the statutory federal income tax rate and the effective income tax rate was as follows:

                                                  1996       1995        1994

Statutory federal income tax rate   . . . . . .    34.0%     34.0%       34.0%
Difference resulting from:
  Realization of deferred tax assets
  not previously recognized   . . . . . . . . .   (45.0)    (54.6)     (30.9)
  Foreign operations  . . . . . . . . . . . . .     7.1      17.3        3.6

  State income taxes, net   . . . . . . . . . .     2.7       3.8         .1

  Other   . . . . . . . . . . . . . . . . . . .     2.1         -          -

                                                    0.9%      0.5%       6.8%


NOTE 5.  ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities at December 31, 1996, and 1995, were as follows:

(Dollars in thousands)                                        1996        1995
Accounts payable  . . . . . . . . . . . . . . . . . . . . . $ 7,015     $ 7,578
Accrual for estimated product liabilities   . . . . . . . .   1,318       1,613
Accrued salaries and wages  . . . . . . . . . . . . . . . .   1,012         884
Customer deposits   . . . . . . . . . . . . . . . . . . . .     962       1,884
Other accrued liabilities   . . . . . . . . . . . . . . . .   5,766       5,071

  Total accounts payable and other accrued liabilities      $16,073     $17,030



NOTE 6.  DEBT

The components of debt at December 31, 1996, and 1995, were as follows:

(Dollars in thousands)                                        1996        1995

Revolving loan  . . . . . . . . . . . . . . . . . . . . . . $10,700     $10,000
Other   . . . . . . . . . . . . . . . . . . . . . . . . . .     114         163
                                                             10,814      10,163
Less current maturities   . . . . . . . . . . . . . . . . .      46          46
  Total long-term debt  . . . . . . . . . . . . . . . . . . $10,768     $10,117


On February 12, 1993, the Company entered into a three-year unsecured credit agreement with a bank which was amended on April 26, 1994, and June 13, 1995. Under the amended agreement, the Company can borrow up to $15,300,000 in cash or under letters of credit on a revolving line of credit through April, 1998. The interest rate currently applicable to the revolving line of credit is the bank's prime interest rate or, at the Company's election, 1.125% over the London Interbank Offered Rate (LIBOR). At December 31, 1996, the average interest rate on LIBOR borrowings of $10,000,000 was 6.7%. The interest rate can vary from prime to .25% over the bank's prime interest rate or, at the Company's election, from 1.125% to 1.875% over LIBOR depending on the Company's performance. The provisions of the credit agreement include minimum net worth, interest coverage, working capital and leverage ratio requirements, and limit additional indebtedness and cash dividend payments during the term of the agreement.

On July 15, 1994, Portec, Ltd., a wholly-owned Canadian subsidiary of the Company, entered into an unsecured credit agreement with a bank for a term loan of $4,000,000 which was due June 30, 1995. The term loan was paid in full during 1995.


NOTE 7.  PENSION PLANS

The Company has one noncontributory defined benefit plan that covers substantially all domestic employees. Benefits under this plan are based on years of service and, for salaried employees, the employee's average compensation during defined periods of service. The Company's funding policy is to make the minimum annual contributions required by applicable regulations. In addition, the Company has an unfunded supplemental pension plan and plans at two foreign operations.

Net pension cost for the pension plans in 1996, 1995 and 1994 is summarized as follows:

(Dollars in thousands)                           1996        1995       1994
Service cost  . . . . . . . . . . . . . . .    $   811     $   560    $   609

Interest cost   . . . . . . . . . . . . . .      1,262       1,128      1,148
Actual return on assets   . . . . . . . . .     (2,585)     (3,951)      (515)
Net amortization and deferral   . . . . . .      1,311       2,925       (614)

Net pension cost  . . . . . . . . . . . . .    $   799     $   662    $   628



Plan assets are stated at fair value and consist primarily of cash, corporate equity and debt securities. The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets at December 31, 1996, and 1995. As a result of the restructuring of the Railway Maintenance Products Division (Note 18), certain predecessor plans were curtailed and increased benefit obligations incurred. The amount of such charges were deferred together with the other costs of consolidating the Railway Maintenance Products Division.

The assumptions used in 1995 and 1996 to develop the periodic pension costs were as follows: the unit credit cost actuarial method; a discount rate of 7.5%; the expected long-term rate of return on assets of 8.0%; and the rate of increase in compensation levels of 4.5%.


(Dollars in thousands)
                                                                                 Accumulated Benefit
                                                     Current Plan Assets             Obligations
                                                     Exceed Accumulated            Exceed Current
                                                     Benefit Obligation              Plan Assets

                                                    1996           1995          1996           1995
Actuarial present value of benefit obligation:

  Vested benefit obligation   . . . . . . . . .  $ 16,205       $ 15,610       $   540         $  566
  Non-vested benefit obligation   . . . . . . .       245            190             -              -
  Accumulated benefit obligation  . . . . . . .    16,450         15,800           540            566
  Excess of projected benefit obligation
    over accumulated benefit obligation   . . .     2,174          2,050             -              -
  Projected benefit obligation  . . . . . . . .    18,624         17,850           540            566
  Plan assets at fair value   . . . . . . . . .    19,282         17,300             -              -
  Projected benefit obligation
    (in excess of) less than plan assets  . . .       658           (550)         (540)          (566)
  Unrecognized net loss   . . . . . . . . . . .    (2,764)        (1,622)            -              -
  Unrecognized prior service cost   . . . . . .        28             30             -              -
  Unrecognized net asset  . . . . . . . . . . .      (112)          (170)            -              -
  Unfunded accrued pension cost   . . . . . . .  $ (2,190)      $ (2,312)      $  (540)        $ (566)


NOTE 8.  SAVINGS AND INVESTMENT PLAN

Under the Company's Savings and Investment Plan, qualified under Section 401(k) of the Internal Revenue Code, generally all domestic salaried and hourly employees, including officers, may elect to defer a portion of their compensation to a trust established under the plan. Depending on its sales and net income for the year, the Company may contribute up to an amount equal to the participating employees' contributions, but not in excess of six percent of the participating employees' earnings. Contributions of $484,000, $165,000 and $371,000 were made for the years ended December 31, 1996, 1995 and 1994, respectively, representing 80%, 30% and 80% of eligible employees' contributions. The plan permits the Company's contribution to be made in shares of the Company's common stock.

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

The Company's current policy is to fund the cost of the post-retirement medical and life insurance benefits on a pay-as-you-go basis, as in prior years. The following table presents the status of the plans at December 31, 1996, and 1995:

(Dollars in thousands)                                      1996       1995


Accumulated post-retirement benefit obligation (APBO):
  Retirees  . . . . . . . . . . . . . . . . . . . . .    $  1,062   $  1,554
  Actives   . . . . . . . . . . . . . . . . . . . . .         255      1,017
    Total   . . . . . . . . . . . . . . . . . . . . .       1,317      2,571

Plan assets at fair value   . . . . . . . . . . . . .           -          -
APBO in excess of plan assets   . . . . . . . . . . .      (1,317)    (2,571)
Unrecognized transition obligation  . . . . . . . . .         602      1,258
Unrecognized prior service costs  . . . . . . . . . .           -        104
Unrecognized actuarial loss   . . . . . . . . . . . .         494        983
Accrued post-retirement benefit costs   . . . . . . .    $   (221)   $  (226)


Net periodic post-retirement benefit expense for 1996, 1995 and 1994 included the following components:

(Dollars in thousands)                              1996       1995       1994


Service cost  . . . . . . . . . . . . . . . .    $     13    $    89    $    58
Interest cost   . . . . . . . . . . . . . . .         101        178        123
Amortization of transition obligation over 20 years    40         78        100
Unrecognized prior service cost   . . . . . .           -          -        (43)
Gain/(loss)   . . . . . . . . . . . . . . . .          29         42          -
Net periodic post-retirement benefit expense     $    183    $   387    $   238


For measurement purposes, the assumed trend rate for post-retirement medical benefits during 1996 and 1995 was 11.0% and 11.8%, respectively, for employees less than age-65 and 9.5% and 10.2%, respectively, for employees 65 and older. These rates decrease gradually to 7.0% and 6.0%, respectively, by 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1996, and 1995, by approximately $71,000 and $324,000, respectively, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for 1996 by approximately $17,000 and for 1995 by approximately $44,000.

The discount rate used in determining the accumulated post-retirement benefit obligation was 7.5% at December 31, 1996, and at December 31, 1995.
NOTE 10.  STOCKHOLDERS' EQUITY

Changes in components of stockholders' equity for the years 1994 through 1996 follow:


(Dollars in thousands except share data)
                                                                               Cumulative         No. of Shares
                             Common     Additional    Treasury     Accum.      Translation        Common Stock
                             Stock        Capital       Stock      Deficit     Adjustment           Issued

Balance at
  December 31, 1993       $   3,845      $  40,847     $    -    $ (26,504)   $   (444)            3,845,652

Net income                        -              -          -        6,825           -                  -
Company's 1993 Investment
  Plan contribution              25            297          -            -           -                24,591
Exercise of stock options        24             55          -            -           -                23,630
Stock dividend-10%              389          5,319          -       (5,708)          -               389,387
Current year translation
 adjustment                       -              -          -            -         (11)                    -
Balance at
  December 31, 1994           4,283         46,518          -      (25,387)       (455)            4,283,260

Net income                        -              -          -        2,898           -                     -
Purchase of Treasury Stock        -              -       (486)           -           -                     -
Company's 1994 Investment
  Plan contribution               -              -        380            -           -                     -
Exercise of stock options        50            131          -            -           -                49,916
Current year translation
 adjustment                       -              -          -            -          96                     -
Balance at
  December 31, 1995       $   4,333      $  46,649     $ (106)   $ (22,489)   $   (359)            4,333,176

Net income                        -              -          -        6,891           -                     -
Cash dividends ($.08 per share)   -              -          -         (350)          -                     -
Purchase of Treasury Stock        -              -       (241)           -           -                     -
Company's 1995 Investment
  Plan contribution               -              -        185          (20)          -                     -
Exercise of stock options        41            192          -            -           -                40,420
Current year translation
 adjustment                       -              -          -            -         260                     -
Balance at
  December 31, 1996       $   4,374      $  46,841      $ (162)  $ (15,968)   $    (99)            4,373,596


On October 26, 1994, the Company declared a 10 percent stock dividend to shareholders of record November 9, 1994, paid on December 15, 1994. The transaction was valued based on the closing market price of the Company's stock on October 25, 1994. Accumulated deficit was charged $5,708,000 as a result of the issuance of 389,387 shares of the Company's common stock.

In the fourth quarter of 1996, the Company resumed the payment of quarterly cash dividends and the accumulated deficit was charged $350,000 for the first quarterly dividend of 8 cents per share. Cash dividends had not been paid since 1986.

During the first two months of 1997, the Company purchased 25,200 shares of its common stock on the open market for contribution to the Company's Savings and Investment Plan.

The Company has 1,000,000 authorized, but unissued, shares of no par preferred stock.

NOTE 11.  INCENTIVE PROGRAM

The 1982 PORTEC, Inc. Employees' Stock Benefit Plan was adopted by stockholders in 1982 and amended in 1984, and provided for the granting of awards thereunder to key employees. There were no options, SAR's, restricted stock awards or performance units outstanding under the plan at December 31, 1996, or 1995. No additional awards could be made under this plan, and there were no shares reserved for issuance under this plan at December 31, 1995.

The 1988 PORTEC, Inc. Employees' Stock Benefit Plan was adopted by stockholders in 1988 and amended in 1994 and 1995. This plan provides for the granting of incentive and nonqualified stock options; tandem Stock Appreciation Rights (SARs) in relation to such options, restricted stock awards and performance units. SARs entitle the optionee to receive the appreciation in value of the shares (i.e. the difference between market value price of a share at time of exercise of the SARs and the option price) in cash, shares or a combination thereof. SARs utilize the same shares reserved for issuance of options, and the exercise of a SAR or an option automatically cancels the related option or SAR. Options and related SARs were granted at prices which were not less than the fair market value of such shares on the date the option was granted. Options and related SARs may be exercisable for periods of up to 10 years from the date of grant. This plan permitted the Company's Board of Directors to make restricted stock awards to key employees whereby designated employees would have shares issued in their names which would be restricted as to the right of sale and other disposition until certain predetermined performance and/or time requirements were met. Also, the Board could contract with key employees to issue shares to them upon their accomplishment of predetermined performance targets. The plan was amended in 1994 to increase by 440,000 the shares available for grant under the plan and to allow an annual grant of 1,000 shares to non-employee directors. The plan was amended again in 1995 to increase the annual grant to non-employee directors to 2,000 shares, to grant a one-time option for 7,000 shares to non-employee directors and to allow certain stock options and SARs to be exercised within five years of termination of employment or service if such is by death, disability or retirement or until the option expires, whichever first occurs. Options may be granted at prices not less than the greater of 50% of the fair market value of the shares or the par value of the shares. The granting of awards under this plan may be made until June 2, 1998. All options become exercisable commencing on a date no earlier than six months nor later than three years from the date of grant. By prior agreement, all 137,700 outstanding SARs under this plan are exercisable only at the discretion of the Company. There were 795,215 shares reserved for issuance under this plan at December 31, 1996, after adjustment for 10% stock dividends in 1992, 1993 and 1994.

                                          1996                    1995

                                   Option     Average       Option     Average
                                   Shares   Option Price    Shares  Option Price
STOCK OPTIONS:
  Outstanding beginning of year    651,276    $  6.92        598,291    $  5.87
  Granted   . . . . . . . . . . .   81,500       9.93        104,000      11.50
  Exercised   . . . . . . . . . .  (40,420)      3.26        (49,915)      3.64
  Forfeited   . . . . . . . . . .   (2,100)     13.34         (1,100)     14.77

  Outstanding end of year   . . .  690,256    $  7.21        651,276    $  6.92

  Exercisable end of year   . . .  609,089    $  7.02        601,275    $  6.65
  Available for grant   . . . . .  104,959          -        186,459          -

The Company applies APB Opinion 25 and related interpretations in accounting for its plan. The exercise price of all options granted in 1996 and 1995 was equal to the fair market value of the stock on the grant date. Accordingly, no compensation cost has been recognized for its fixed stock option plan. Had compensation cost for the Company's compensation plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, the compensation cost for employees and non-employee directors would have been $595,000 and $342,000 in 1996 and 1995, respectively, and net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(Dollars in thousands)                        1996                    1995


Net income
  As reported   . . . . . . . . . . . . .  $  6,891                $  2,898
  Pro forma   . . . . . . . . . . . . . .     6,634                   2,556
Earnings per share
  As reported   . . . . . . . . . . . . .  $   1.50                $    .63
  Pro forma   . . . . . . . . . . . . . .      1.45                     .55

The weighted-average grant-date fair value of options granted during the years 1996 and 1995 was $4.02 and $4.91, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: expected volatility 44% for both years; expected lives of seven years for both years; dividend yield of 3.3% and 2.7%; and risk-free interest rate of 6.7% and 6.6%. The pro forma net income and earnings per share are not indicative of the effects on reported net income for future years when all outstanding, nonvested awards will be included.

Options for 82,500 shares of stock granted in 1994 at $12.33 were repriced for $10.09, the fair market value on December 17, 1996, the date they were repriced. These options were recorded as though cancelled and reissued. No other changes were made to the option terms.

The following table summarizes additional information about stock options outstanding at December 31, 1996:


                                       Options Outstanding                          Options Exercisable

      Range of          Outstanding         Remaining            Weighted-Average    Exercisable      Weighted-Average
   Exercise Prices      at 12/31/96       Contractual Life        Exercise Price     at 12/31/96       Exercise Price

   $ 2.90 - $ 4.50       325,683           2.9 years                 $  3.12           325,683            $ 3.12
   $ 8.40 - $14.80       364,573           8.6 years                 $ 10.86           283,407            $11.07



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

Future minimum rent payments for major operating leases as of December 31, 1996, which expire on or after December 31, 1997, are as follows:

(Dollars in thousands)

Year ending December 31,
  1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $381
  1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      274
  1999  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      214
  2000  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       29
  2001  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        6


Net rent expense of $469,000, $538,000 and $618,000 was recorded in 1996, 1995 and 1994, respectively.


NOTE 13.  FINANCIAL INFORMATION BY BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Pages 10 and 11 of this Annual Report to Stockholders contain certain information by business segments and geographic areas for the years 1992 through 1996.

The following table summarizes additional financial information by business segments for the years 1996, 1995 and 1994:

(Dollars in thousands)                            1996      1995       1994
DEPRECIATION AND AMORTIZATION
Construction Equipment  . . . . . . . . . . .   $ 1,136   $ 1,118    $ 1,022
Materials Handling  . . . . . . . . . . . . .       566       449        337
Railroad  . . . . . . . . . . . . . . . . . .       700       586        601
Corporate   . . . . . . . . . . . . . . . . .        40        20         52
  Total   . . . . . . . . . . . . . . . . . .   $ 2,442   $ 2,173    $ 2,012

CAPITAL EXPENDITURES
Construction Equipment  . . . . . . . . . . .   $   848   $   608    $ 2,231
Materials Handling  . . . . . . . . . . . . .       744     1,699        397
Railroad  . . . . . . . . . . . . . . . . . .       670       745        938
Corporate   . . . . . . . . . . . . . . . . .        38         7         35
  Total   . . . . . . . . . . . . . . . . . .   $ 2,300   $ 3,059    $ 3,601


NOTE 14.  UNAUDITED QUARTERLY FINANCIAL INFORMATION

The interim results of operations were impacted by the effect  of reducing the
valuation  allowance  against  deferred   tax  assets  based  on  management's
judgement about the Company's ability to realize such assets in the future.

The results of operations for the three months ended December 31, 1995, include an expense of $1,156,000 for inventory revaluation and a write-off of $1,216,000 of goodwill. Both adjustments relate to assets purchased in the acquisition of Innovator Manufacturing, Inc. in July of 1994.

(Dollars in thousands except per share data)

                                  First      Second      Third     Fourth
                                 Quarter     Quarter    Quarter    Quarter
1996
Net Sales   . . . . . . . . .   $ 27,284    $ 28,592   $ 21,006    $ 20,456

Gross Margin  . . . . . . . .      7,668       8,282      5,888       5,949
Income before income taxes  .      2,037       2,551        817       1,547
Income tax provision (benefit)        64         630       (191)       (442)
Net Income  . . . . . . . . .      1,973       1,921      1,008       1,989

Earnings per common share   .   $    .43    $    .42   $    .22    $    .43

(Dollars in thousands except per share data)

                                  First      Second      Third      Fourth
                                 Quarter     Quarter    Quarter     Quarter
1995
Net Sales   . . . . . . . .     $  26,659   $ 28,929   $ 21,918     $ 19,566

Gross Margin  . . . . . . .         7,810      8,230      6,470        3,605
Income before income taxes          2,007      2,281        982       (2,358)
Income tax provision (benefit)         88         24         28         (126)
Net Income  . . . . . . . .         1,919      2,257        954       (2,232)

Earnings per common share       $     .42   $    .49   $    .21     $   (.49)


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

The realizable value of finished goods inventory initially acquired from Innovator was below the recorded value of $1,939,000 due to the age of the equipment, design changes required and logged demonstration hours. The Company analyzed realizable value by individual unit and determined that a write-down of $1,156,000 was required. Both the goodwill write-off and the inventory write-down are recorded as Loss on Impaired Assets in the 1995
Consolidated Statement of Income and are charged against the Construction Equipment segment.

NOTE 16.  LITIGATION SETTLEMENT

On November 16, 1994, the Company entered into a settlement agreement in a case entitled Northern Engineering Industries plc, Parsons Pebbles Electric Products Inc. and NEI Cranes, Ltd. vs. Portec, Inc. (RMC Division). The terms of the agreement resulted in the recognition of $1,102,000 in interest income in 1994. Other expense in 1994 reflects legal and other related expenses associated with this case.

NOTE 17.  ACQUISITIONS

In July 1996, the Company acquired certain assets of Moore & Steele Corporation, a supplier of rail lubricator equipment. The business was acquired for cash of approximately $2,100,000 plus possible earnouts to be based on defined sales performance. Goodwill of $1,350,000 acquired in this transaction will be amortized over fifteen years using the straight-line method.

In April 1994, the Company acquired substantially all of the assets of Count Recycling Systems, Inc. (renamed Countec), a supplier of materials recovery facilities in the sorting and recycling of residential and commercial solid waste. In July 1994, certain assets of Innovator Manufacturing, Inc. were acquired and Portec, Ltd., a wholly-owned Canadian subsidiary of the Company, acquired the outstanding shares of Innovator Holdings. Innovator Manufacturing, Inc. is a leading producer of equipment used for the processing of green yard waste, wood waste and demolition debris. These businesses were acquired for cash of approximately $3,908,000 and earnouts to be based upon the future profitability of the respective businesses.

All earnouts are payable annually over a period of three years. During 1996 and 1995, $237,000 and $400,000, respectively, were paid under earnout agreements and goodwill was increased by these amounts. One earnout agreement was cancelled in the fourth quarter of 1995.

All  of  the acquisitions  were  accounted for  as purchases.    The operating
results of each acquisition have been included in the Company's consolidated statements of income since the date of acquisition.

NOTE 18.  ASSETS HELD FOR SALE

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

Management estimates that the gain from the sale of the Company's track machinery business combined with the anticipated gains from the sale of the related Assets Held For Sale will offset the costs of consolidation of the Railway Maintenance Products Division. Accordingly, the Company has deferred the costs of consolidation of the Railway Maintenance Products Division. A net deferred charge of $828,000 and $868,000 is reflected in the balance sheet as a part of Notes Receivables and Other Assets at December 31, 1996, and 1995, respectively.



REPORT OF INDEPENDENT ACCOUNTANTS

February 18, 1997



To the Stockholders and
Board of Directors of
PORTEC, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and accumulated deficit and of cash flows present fairly, in all material respects, the financial position of PORTEC, Inc. and its subsidiaries at December 31, 1996, and 1995, and the results of their operations and their cash flows for each of the three years in the period  ended  December  31,  1996,  in  conformity  with  generally  accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




CORPORATE INFORMATION

BOARD OF DIRECTORS


J. GRANT BEADLE, 64, has been a director since 1984. From October 1991 to June 1993, he served as Associate Director at The Institute for the Learning Sciences at Northwestern University in Chicago, involved in educational research. Prior to this, Mr. Beadle was Chairman and Chief Executive Officer of Union Special Corporation, a Chicago-based manufacturer of industrial sewing machines. He held this position from 1984 through 1991 and spent over 30 years with the firm. Mr. Beadle also serves as a director for Woodward Governor Company, Batts, Inc. and Oliver Products . * o

ALBERT FRIED, JR., 67, has been a director since 1988 and Chairman of the Board since October 1989. For more than 10 years, Mr. Fried has been Managing Partner of Albert Fried & Company, LLC, a New York-based investment banking firm. He also is the Managing Partner of Buttonwood Specialists, L.P., specialists on the New York Stock Exchange. In addition, Mr. Fried is a member of the New York Stock Exchange, Inc. and the New York Futures Exchange, Inc. He is a director of EMCOR Group, Inc., a worldwide leader in mechanical/electrical construction and facilities management. He is also a director of various civic and philanthropic organizations. o

FRANK T. MACINNIS, 50, has been a director since 1996. Mr. MacInnis is Chairman and Chief Executive Officer of EMCOR Group, Inc. and has held that position with that company and its predecessor company, JWP, Inc., since 1994. Prior to this he was Chairman of Comstock Group, Inc. (New York based construction group) and before that was Chairman and Chief Executive Officer of H.C. Price Construction (builder of large diameter oil and gas pipelines). Mr. MacInnis is a director of EMCOR Group, Inc. and MAPCO, Inc. * !

FREDERICK J. MANCHESKI, 70, has been a director since 1990. Prior to his retirement in 1997, Mr. Mancheski was Chairman and Chief Executive Officer of Echlin, Inc., a Branford, Connecticut, manufacturer of products that improve motor vehicle safety and efficiency. He had held this position since 1969. Mr. Mancheski is a director of Echlin, Inc. and RB&W Corporation. * !

JOHN F. MCKEON, 71, has been a director since 1987. Prior to his retirement in 1989, he served as President of Link-Belt Construction Equipment Company, owned by FMC Corporation and Sumitomo Heavy Industries Ltd. In addition, Mr. McKeon was Group Vice President of FMC Corporation, which manufactured construction equipment, a position he held for more than 10 years. He serves on the boards of Link-Belt Construction Equipment Company, LBS-Spa, Anderson Industries and Dumore Corporation.* !

ARTHUR MCSORLEY, JR., 68, has been a director since 1977. He is President and a Director of Casey Company, a Pittsburgh-based construction management firm. Mr. McSorley has held this position with Casey and its predecessor company for more than 10 years. o !

L. L. WHITE, JR., 69, has been a director since 1988. Mr. White served as Portec's Chairman of the Board from 1988 through 1989 and was acting Chief Executive Officer in December 1988. Prior to his retirement in 1984, Mr. White held a number of executive positions with Portec, most recently as Senior Vice President -- Commercial and Government Relations. Since then, he has been a private investor. o !

MICHAEL T. YONKER, 54, has been a director since 1989. He has served as Portec's President and Chief Executive Officer since December 1988. From 1981 through 1988, Mr. Yonker was Vice President and Drive Division Manager of P.
T. Components, Inc., a Philadelphia-based manufacturer of industrial gear drives. Prior to P. T. Components, Mr. Yonker held several Division Manager positions with FMC Corporation. He also is a director for Modine Manufacturing Company and Woodward Governor Company. o



CODES
*   Member of the Audit Committee
o   Member of the Nominating Committee
!   Member of the Stock Option and
    Compensation Committee


OFFICERS


ALBERT FRIED, JR.
Chairman of the Board

MICHAEL T. YONKER
President and Chief Executive Officer

JOHN S. COOPER
Senior Vice President
NANCY A. KINDL
Vice President, Secretary, Treasurer and
Chief Financial Officer

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

KEVIN C. RORKE
President and General Manager
Materials Handling Group
One Forge Road
Canon City, Colorado  81212
(719) 275-7471
(719) 269-3750-Fax

L. J. "COOK" SIEJA
President and General Manager
Shipping Systems Division
122 West 22nd Street, Suite 100
Oak Brook, Illinois  60521
(630) 573-4778
(630) 573-4659-Fax

GRAHAM TARBUCK
Managing Director
PORTEC (U.K.) Ltd.
Vauxhall Industrial Estate
Ruabon, Wrexham, Clwyd LL14 6UY
United Kingdom
44-1-978-820820
44-1-978-821439-Fax


STOCKHOLDERS' INFORMATION


STOCK TRANSFER AGENT AND REGISTRAR
   (Communications concerning:
   o  stock transfer,
   o  dividend disbursement,
   o  change of address,
   o  loss of a stock certificate, or
   o  nonreceipt or loss of a dividend
      check
   should be directed to:)

Harris Trust and Savings Bank
Shareholders' Services Division - 11th Floor
311 W. Monroe St.
Chicago, Illinois  60606
(312) 461-6001

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Chicago, Illinois


ANNUAL MEETING
The Annual Meeting will be held at 9:30 A.M. on Wednesday, April 23, 1997, in the East Auditorium of the
American National Bank and Trust Company of Chicago,
1 North LaSalle Street, Chicago, Illinois.

COUNSEL
Schiff Hardin & Waite
Chicago, Illinois

STOCK LISTING
New York Stock Exchange
Chicago Stock Exchange
Trading Symbol: POR

EXECUTIVE OFFICES
PORTEC, Inc.
One Hundred Field Drive, Suite 120
Lake Forest, Illinois  60045
(847) 735-2800
(847) 735-2828-Fax




FORM 10-K
A copy of Form 10-K for 1996, as filed with the Securities and Exchange Commission will be available to stockholders at no charge (except for exhibits) after March 31, 1997, by writing to the:
   Secretary, PORTEC, Inc., One Hundred Field Drive,
   Suite 120, Lake Forest, Illinois  60045.


QUARTERLY STOCK & DIVIDEND INFORMATION

                                        First    Second    Third     Fourth
Common Stock Prices(1)                 Quarter   Quarter  Quarter   Quarter

1996 Common Stock Prices
  High  . . . . . . . . . . . . . .   $ 10.00   $ 11.13   $ 10.50  $ 10.88
  Low   . . . . . . . . . . . . . .      8.88      9.25      9.25     9.50
  Cash dividends per share  . . . .         -         -         -      .08


1995 Common Stock Prices
  High  . . . . . . . . . . . . . .   $ 14.00   $ 13.75   $ 12.88  $ 11.88
  Low   . . . . . . . . . . . . . .     11.63     10.88     11.50     9.50

(1)   The high and low prices are based on prices as reported on the Composite
      Tape.





                               PORTEC, Inc.
                          One Hundred Field Drive
                                Suite 120
                        Lake Forest, Illinois 60045